File Nos. 333-129284

811-1343

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-effective Amendment No. 1	☐

Post-effective Amendment No.	☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 82

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

(Exact Name of Registrant)

Horace Mann Life Insurance Company

(Name of Depositor)

One Horace Mann Plaza, Springfield, Illinois 62715

(Address of Depositor’s Principal Executive Offices)

(217) 789-2500

(Depositor’s Telephone Number)

Ann M. Caparros

One Horace Mann Plaza

Springfield, Illinois 62715

(Name and Address of Agent for Service)

Copies of Communications to:

Stephen E. Roth

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Title of Securities Registered: Individual Deferred Variable Annuity Contracts

Prospectus

Non-Qualified Variable Deferred Annuity Contract

Goal Planning Annuity (GPA)

Horace Mann Life Insurance Company Separate Account

Feb. 14, 2006

Non-Qualified Variable Deferred Annuity Contract Issued by Horace Mann Life Insurance Company Separate Account

Flexible Premium Contract for Individuals

This prospectus offers a Variable, non-qualified annuity Contract to individuals. The Contract is issued by Horace Mann Life Insurance Company (“HMLIC”) as a flexible premium Contract. You can allocate Your Net Premiums and Your Contract’s cash value to the fixed account or to the HMLIC Separate Account which invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The Underlying Funds are:

Large Company Stock Funds

Large Blend

Fidelity VIP Growth & Income Portfolio SC 2

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Mid-Size Company Stock Funds

Mid Blend

Fidelity VIP Mid Cap Portfolio SC 2

Mid Growth

Delaware VIP Growth Opportunities Series —Service Class

Putnam VT Vista Fund (IB Shares)

Mid Value

Small Company Stock Funds

Small Blend

Goldman Sachs VIT CORESM Small Cap Equity Fund

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series

Small Value

Royce Capital Fund Small-Cap Portfolio

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

We provide a premium bonus rider under versions of the Contract with a 9-year surrender charge period. This bonus feature provides for a credit equal to two percent (2%) of Net Premium We receive at Our Home Office during the first Contract Year. Electing this bonus feature may be beneficial to You only if You own the Contract a sufficient length of time.

This prospectus sets forth the information an investor should know before investing and should be kept for future reference. Additional information about the HMLIC Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated Feb. 15, 2006. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free). The table of contents of the Statement of Additional Information appears on page 24 of this prospectus.

The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the HMLIC Separate Account files electronically with the Securities and Exchange Commission.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF OR GUARANTEED BY ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

The date of this prospectus is Feb. 14, 2006.

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THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

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Definitions

Account Value: The sum of the Fixed Account Value and the Variable Account Value.

Accumulation Unit: A unit of measurement used to determine the value of a Contract Owner’s interest in a Subaccount before Annuity Payments begin.

Accumulation Unit Value: The value of an Accumulation Unit on any Valuation Date.

Annuitant: The natural person whose life determines the Annuity Payments made under a Contract.

Annuitized Value: The amount applied to purchase annuity payments. It is equal to the Account Value on the Annuity Date, less any applicable premium tax.

Annuity Date: The date Annuity Payments begin.

The Annuity Payments made to You will begin on the Annuity Date. The criteria for setting an Annuity Date are set forth in Your Contract, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Contract.

Annuity Payments: A series of payments that may be for life; for life with a guaranteed number of payments; for the joint lifetimes of the Annuitant and another person, and thereafter, during the lifetime of the survivor; or for some fixed period. A fixed annuity provides a series of payments that will be equal in amount throughout the annuity period, except in the case of certain joint and survivor Annuity Payment options. A fixed annuity does not participate in the investment experience of any Subaccount. A Variable annuity provides a series of payments that vary in amount.

Annuity Period: The period during which Annuity Payments are made to the Annuitant or the last surviving joint Annuitant, if any.

Annuity Unit: A unit of measurement used in determining the amount of a Variable Annuity Payment during the Annuity Period.

Annuity Unit Value: The value of an Annuity Unit on any Valuation Date.

Contract: The individual flexible premium deferred Variable annuity Contract this prospectus offers.

Contract Anniversary: The same day and month as the Issue Date of Your Contract for each succeeding year of Your Contract.

Contract Owner (You, Your): The individual or entity to whom the Contract is issued.

Contract Year: A period of twelve months beginning on the date a Contract is issued and each anniversary of that date.

Fixed Account Value: The dollar value of the fixed account under the Contract before Annuity Payments begin.

HMLIC, We, Us, Our: Horace Mann Life Insurance Company.

Home Office: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; (800) 999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715.

Issue Date: The date when Your Contract becomes effective.

Investment Options: The fixed account and the Underlying Funds in which the Subaccounts invest.

Net Premium: Each premium payment paid to HMLIC under the Contract, less any applicable premium taxes.

Proof of Death: (1) A completed claimant’s statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

Separate Account: The Horace Mann Life Insurance Company Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

Subaccount: A division of the Separate Account, which invests in shares of a corresponding Underlying Fund.

Underlying Funds: All open-end management investment companies registered under the Investment Company Act of 1940 that are listed in this document and are available for investment by the Separate Account.

Valuation Date: Any day on which the New York Stock Exchange (“NYSE”) is open for trading and on which the net value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central Time or the close of the NYSE if earlier.

Valuation Period: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

Variable: The values vary based on the investment performance of the Subaccount(s) selected.

Variable Account: Your portion of the Separate Account set up to receive Net Premiums, any applicable premium bonus and transfers allocated to it.

Variable Account Value: The dollar value of the Variable Investment Options under the Contract before Annuity Payments begin.

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Summary

This summary is intended to provide a brief overview of the more significant aspects of the Contract. Certain Contract features described in this prospectus may not be available in all states. Further information can be found elsewhere in this prospectus, in the Separate Account Statement of Additional Information and in the Contract and any applicable endorsements and riders. Terms and conditions may be modified as required by law in the state in which the application is signed. Such variations are described in the Contract. This prospectus is intended to serve as a disclosure document for the Variable portion of the Contract only. For information regarding the fixed portion, refer to the Contract.

Detailed information about the Underlying Funds is contained in each Underlying Fund’s prospectus and in each Underlying Fund Statement of Additional Information.

The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund’s prospectus.

What is the “Separate Account?”

The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

Who may purchase the Contract offered by this prospectus?

Individuals may purchase the Variable flexible premium annuity. The Contract is designed to provide non-qualified retirement annuities.

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. (“HM Investors”). In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of the NASD.

What are my investment choices?

You may invest Your money in up to 24 Variable Investment Options and the Fixed Account at any one time.

(a)	Separate Account

Includes Subaccounts each of which invests in one of the following Underlying Funds:

Large Company Stock Funds

Large Blend

Fidelity VIP Growth & Income Portfolio SC 2

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Mid-Size Company Stock Funds

Mid Blend

Fidelity VIP Mid Cap Portfolio SC 2

Mid Growth

Delaware VIP Growth Opportunities Series — Service Class

Putnam VT Vista Fund (IB Shares)

Mid Value

Small Company Stock Funds

Small Blend

Goldman Sachs VIT CORESM Small Cap Equity Fund

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series — Service Class

Small Value

Royce Capital Fund Small-Cap Portfolio

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

(b)	Fixed Account — You also may direct Your money to the fixed account and receive a guaranteed rate of return.

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When can I transfer between accounts?

At any time before the Contract’s Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to certain restrictions. The dollar cost averaging program permits You to systematically transfer (on a quarterly, semi-annual, or annual basis) a fixed dollar amount between the fixed account and Variable Investment Options and within the Variable Investment Options. The dollar cost averaging program is only available before the Annuity Date. For complete details see “The Contract — Transactions.”

May I withdraw all or part of the Contract value before the Annuity Date?

You may at any time before the Annuity Date surrender Your Contract in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to Surrender Charges as described in “Deductions and Expenses — Surrender Charges.” In any Contract Year, You may withdraw a portion of Your Account Value without incurring a Surrender Charge. You may have to pay federal income taxes and a penalty tax on any money You surrender or partially withdraw from Your Contract.

What are the charges or deductions?

The Contract may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 3.5%.

We will deduct a mortality and expense risk fee (M&E Fee) of 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

We will deduct an annual maintenance fee from Your Account Value on each Contract Anniversary; we will deduct a proportionate amount of this fee upon surrender of Your Contract.

This fee may not exceed $25. We will waive this fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

We may deduct a Surrender Charge against surrenders and withdrawals. The Surrender Charge is a percentage of the Account Value withdrawn or surrendered. For withdrawals from the Variable Account, the Surrender Charge is deducted from the Contract Owner’s value in the Subaccount(s) from which the withdrawal is made. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

What charges will I pay on an annual basis if I elect optional riders?

Guaranteed Minimum Death Benefit Rider — Annual Step-up — You may elect this optional death benefit at the time of Contract issue for an additional charge. If You elect this rider, You will pay 0.20%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — 5% Accumulation — You may elect this optional death benefit at the time of Contract issue for an additional charge. If You elect this rider, You will pay 0.30%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium bonus rider — this option provides for a credit equal to two percent (2%) of Net Premium We receive at Our Home Office during the first Contract Year. This option must be elected at the time of Contract issue and electing this option will result in the surrender charge period being increased from 5 to 9 years in length. Electing this option will not cause the mortality and expense risk fee to increase, nor will it increase surrender charges during the Contract’s first 5 years. However, during years 6-9 of the surrender charge period, the amount of the premium bonus may be more than offset by the surrender charges associated with the bonus. We may use any proceeds from surrender charges associated with the bonus to recoup the amount of any premium bonus paid.

What are the federal income tax consequences of investing in this Contract?

The Internal Revenue Code (“Code”) provides penalties for premature distributions under various retirement plans. See “Tax Consequences.” These Contracts might not be suitable for short-term investment. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

If I receive my Contract and am dissatisfied, may I return it?

Subject to various state insurance laws, You may return the Contract to HMLIC within 30 days of receipt of the Contract. HMLIC will refund the greater of (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance, or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

When can I begin receiving Annuity Payments, and what options are available?

Payments will begin on the Annuity Date set by the terms of Your Contract. Variable Annuity Payments are made only in monthly installments. Various Annuity Payment options are available under the Contract.

Annuity Payments may be fixed or Variable or a combination of fixed and Variable payments. The following options are available for receiving Annuity Payments: Life Annuity with payments guaranteed for periods of Life Only, 10, 15 or 20 years; Joint and Survivor Annuity; and Payments for a Specified Period.

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Fee Tables and Example

The following tables describe the fees and expenses that You may pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer cash value between Investment Options. State premium taxes may also be deducted.

To determine the Contract You own, look in the bottom left-hand corner of Your Contract for the form number. This is the number referenced below the product name in the following table. This prospectus applies to all HMLIC Contracts with a form number of IC-452 immediately followed by any combination of 3 letters and/or numbers.

Contract Owner Transaction Expenses:(1)

Surrender Charges(2) (as a percentage of amount surrendered, if applicable)	8%

We guarantee that the aggregate Surrender Charge will never exceed 9% of Your total net purchase payments to a Subaccount.

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses. This table reflects the charges You would pay if You did not select any optional Riders.

Periodic Fees and Expenses

Annual Maintenance Fee(3)	$25
Separate Account Annual Expenses (as a percentage of average variable account value)
Mortality and Expense Risk Fees	1.25%
Total Separate Account Annual Expenses	1.25%

Optional Rider Charges (as a percentage of average Variable Account Value)

Guaranteed Minimum Death Benefit Rider — Annual Step-up	0.20%
Guaranteed Minimum Death Benefit Rider — 5% Accumulation	0.30%
Premium bonus rider	0.00%

HMLIC will not issue Contracts for which the sum of the mortality and expense risk fees and the charges against the Variable Account for any permissible combination of optional riders You select exceeds 2.40% of average Variable Account Value.

For information concerning compensation paid for the sale of the Contracts, see “Other Information — Sale of the Contract.”

(1)	Any premium taxes relating to this Contract will be deducted from the premium or deducted from the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence. Premium taxes currently range from 0% to 3.5%.

(2)	The Surrender Charge declines to zero over time — after 5 years, or after 9 years if the premium bonus rider applies to Your Contract.

Surrender Charges During Contract Year	Surrender Charge %
	9 Year	5 Year
1	8.0%	8.0%
2	7.5%	7.5%
3	7.0%	7.0%
4	6.0%	6.0%
5	5.0%	5.0%
6	4.0%	0.0%
7	3.0%	0.0%
8	2.0%	0.0%
9	1.0%	0.0%
Thereafter	0.0%	0.0%

(3)	We deduct a pro rata portion of this fee upon the surrender of the Contract. We currently waive the annual maintenance fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

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The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2004. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.

Total Annual Underlying Fund Operating Expenses(1)	Lowest	Highest
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/ or service (12b-1) fees and other expenses)	0.35%	1.86%

The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2004. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.

Total Annual Underlying Fund Operating Expenses(1)	Lowest	Highest
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/ or service (12b-1) fees and other expenses)	0.35%	1.86%

Example

This Example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, the Annual Maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses. This example includes the highest cost of any combination of available riders.

The Example assumes that You invest $10,000 in the Contract for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the Underlying Funds as of December 31, 2004, and that a 9-year surrender charge period applies to Your Contract. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:

If You surrender Your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,220	$1,881	$2,446	$3,896

If You do NOT surrender or if You annuitize Your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$392	$1,140	$1,905	$3,896

Please remember that the Example is simply an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.

(1)	The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. HMLIC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2004. Current or future expenses may be greater or less than those shown.

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Condensed Financial Information

As of February 14, 2006, no Contracts had been sold. Therefore, we have not provided any condensed financial information.

Financial statements of the Separate Account and of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and of the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free).

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Horace Mann Life Insurance Company, The Fixed Account, The Separate Account and The Underlying Funds

Horace Mann Life Insurance Company

HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

The Fixed Account

The fixed account is part of HMLIC’s general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the fixed account. HMLIC bears the full investment risk for all amounts contributed to the fixed account. HMLIC guarantees that the amounts allocated to the fixed account under the Contracts will be credited interest daily at an annual interest rate as specified in Your Contract. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The fixed account has not been registered with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Separate Account

On October 9, 1965, HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Contract and without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Contract, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC’s assets are available to meet its obligations and expenses under the Contract. While HMLIC is obligated to make payments under the Contract, the amounts of Variable Annuity Payments are not guaranteed.

The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Contract Owner instructions.

The Underlying Funds

Each of the Underlying Funds is registered with the Securities and Exchange Commission (“SEC”) as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

These Underlying Funds are not available for purchase directly by the general public, and are not the same as other mutual funds with very similar or nearly identical names that are sold directly to the public. The Underlying Funds are listed below along with their primary investment objectives and a description of the adviser to each Underlying Fund. There is no assurance that any of the Funds will achieve its stated objective. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (217) 527-2307, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC’s website at www.horacemann.com in the “Annuities” link.

Name	Objective	Investment Type	Investment Strategy and Advisor
Fidelity VIP Growth & Income Portfolio (SC2)	Current income/Capital growth	Large blend	Invests primarily in common stocks with a focus on those that pay current dividends and show potential for capital growth. The Fidelity VIP Growth and Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Fidelity VIP Index 500 Portfolio (SC2)	Long-term capital growth	Large blend	The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500. The Fidelity VIP Index 500 Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Fidelity VIP Growth Portfolio (SC2)	Capital growth	Large growth	The fund invests primarily in various common stocks issued by companies that the advisor believes have above-average growth potential, measured by earnings or revenue. The Fidelity VIP Growth Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

AllianceBernstein Large Cap Growth Portfolio	Long-term capital growth	Large growth	Invests in equity securities of a limited number of large, carefully selected, high-quality American companies from a relatively small universe of intensively researched companies. The AllianceBernstein Large Cap Growth Portfolio is a series of the AllianceBernstein Variable Products Series Fund and is advised by Alliance Capital Management.

Wilshire VIT Socially Responsible Fund — Horace Mann Shares	Long-term capital growth	Large value	Fund pursues its objective through a diversified portfolio composed primarily of marketable equity securities that the subadviser determines are socially responsible. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Davis Value Portfolio	Long-term capital growth	Large value	Invests primarily in equity securities issued by companies with market capitalizations of at least $10 billion. The fund selects quality, overlooked growth companies at value prices and holds them for the long term. The Davis Value Portfolio is a series of the Davis Variable Account Fund and is advised by Davis Selected Advisers, L.P.

Wilshire VIT Equity Fund — Horace Mann Shares	Long-term capital growth	Large value	The fund seeks long-term capital growth by investing primarily in equity securities. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Mid Cap Portfolio (SC2)	Long-term capital growth	Medium blend	Invests at least 80% of total assets in common stocks of domestic companies with medium market capitalization. The Fidelity VIP Mid Cap Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

The Delaware VIP Growth Opportunities Series (Service Class)	Long-term capital growth	Medium growth	Invests primarily in securities of medium-sized companies that have established themselves within the industry, but still have growth potential. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Putnam VT Vista Fund (IB Shares)	Capital growth	Medium growth	Invests primarily in stocks of mid-sized companies believed to offer above-average growth potential and whose earnings are likely to increase over time. Putnam VT Vista Fund is a series of the Putnam Variable Trust and is advised by Putnam Management.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Goldman Sachs VIT CORESM Small Cap Equity Fund	Long-term capital growth	Small blend	Portfolios are managed to have similar risk, capitalization, industry exposure, and style characteristics to their benchmark, while seeking to add incremental return through better stock selection. CORESM is a service mark of Goldman, Sachs & Co. The Goldman Sachs VIT CORE Small Cap Equity Fund is a series of the Goldman Sachs Variable Insurance Trust and is advised by Goldman Sachs Asset Management, L.P.

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares	Long-term capital growth	Small growth	Invests in small cap equity securities (less than $2.5 billion at the time of investment) considered to have earnings growth potential. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Delaware VIP Trend Series (Service Class)	Long-term capital growth	Small growth	Invests primarily in stocks of small growth-oriented or emerging companies that, in the management team’s view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Royce Capital Fund Small-Cap Portfolio	Long-term capital growth	Small value	Invests in small-cap companies using a disciplined value approach. The manager believes that investors in the Fund should have a long-term investment horizon of at least three-years. The Royce Capital Fund Small-Cap Portfolio is advised by Royce & Associated, LLC.

Wilshire VIT International Equity Fund — Horace Mann Shares	Long-term capital growth	International	Seeks long-term capital growth primarily through diversified holding of marketable foreign equity investments. Invests in the stock of large, well-managed, non-U.S. companies. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Overseas Portfolio (SC2)	Long-term capital growth	International	Invests at least 80% of total assets in foreign securities. The fund normally invests primarily in common stocks. The Fidelity VIP Overseas Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Balanced Fund — Horace Mann Shares	Capital growth/Current income	Balanced	Seeks to realize a high, long-term total rate of return consistent with prudent investment risks. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP High Income Portfolio (SC2)	High current income/Capital growth	Bond	Invests in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on low-quality debt securities. The Fidelity VIP High Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Wilshire VIT Income Fund — Horace Mann Shares	Current income	Bond	Seeks to achieve a long-term total rate of return in excess of U.S. bond market over a full-market cycle. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated

Fidelity VIP Investment Grade Bond Portfolio (SC2)	Current income	Bond	Invests in U.S. dollar-denominated investment-grade bonds. The fund invests across different market sectors and maturities. The Fidelity VIP Investment Grade Bond Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Short Term Investment Fund — Horace Mann Shares	Current income/Preservation of capital	Bond	Seeks to realize maximum current income to the extent consistent with liquidity. Preservation of principal is a secondary objective. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated

The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.

The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

Certain Payments We Receive with Regard to the Underlying Funds — An investment adviser or a sub-adviser of an Underlying Fund (or its affiliates) may compensate Us and/or certain affiliates for administrative or other services provided with respect to the Underlying Funds. The amount of the compensation generally is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that We issue. These percentages differ and some advisers or sub-advisers (or their affiliates) may pay Us more than others. These percentages currently range up to 0.50%.

Selection of Funds — We select the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund’s adviser or sub-adviser or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net premium payments and/or transfers of Account Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

Addition, Deletion, or Substitution of Funds — We do not guarantee that each Underlying Fund will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

Voting Rights

Unless otherwise restricted by the plan under which a Contract is issued, each Contract Owner has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

The number of votes that a Contract Owner may cast is based on the number of Accumulation Units or Annuity Units owned as of the record date of the shareholder meeting. We will vote all of the shares We own, including those for which We have received no

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instructions and those attributable to investment by HMLIC in proportion to the vote by Contract Owners who have Separate Account units as long as such action is required by law. Contract Owners will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares.

The Contract

Contract Owners’ Rights

The Contract will be issued as a retirement plan on a non-qualified basis. Exercise of certain Contract Owner’s rights may have tax consequences. See “Tax Consequences.”

Unless otherwise provided by law, and subject to the terms of any governing plan or trust, or to the rights of any irrevocable beneficiary or assignee, the Contract Owner may exercise all privileges of ownership, as defined in the Contract. These privileges include the right during the period specified in the Contract to change the beneficiary, to assign the Contract or the interest in the Contract, and to agree to a modification of the Contract terms. No designation or change in designation of a beneficiary and no assignment of the Contract or an interest therein will take effect unless We receive written request therefor at our Home Office. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received.

Purchasing the Contract

To purchase a Contract, You must complete an application bearing all requested signatures and a properly endorsed suitability questionnaire.

Applications are to be sent along with Your premium payment, to Our Home Office. If Your application is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Contract within two business days of its receipt, and credit Your initial Net Premium to Your Contract. We deem receipt to occur on a Valuation Date if We receive Your properly completed application and premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

If an incomplete application is received, HMLIC will promptly request additional information needed to process the application. The initial premium payment will be held in a suspense account, without interest, for a period not exceeding five business days. If the necessary information is not received within these five business days HMLIC will return the initial premium payment, unless otherwise directed by the applicant.

We generally will not issue You a Contract if the Annuitant is older than age 85 on the date the Contract would take effect. Under certain circumstances, however, We may issue Contracts above this maximum issue age.

Although We do not anticipate delays in Our receipt and processing of applications or premium payment requests, We may experience such delays to the extent agents fail to forward applications and premium payments to Our Home Office on a timely basis.

Canceling the Contract

Subject to state insurance laws, You have the right to cancel the Contract for any reason within 30 days after You receive the Contract. To cancel a Contract, You must provide written notice of cancellation and return the Contract to Us at Our Home Office, or to the agent who sold it, within this “free look period.” HMLIC will refund the greater of: (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance; or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

Premium Payments

Amount and Frequency of Premium Payments — Net Premium payments allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum purchase payment for the Contract is $25 per month or $300 per year. HMLIC offers a 2% premium bonus under Contracts to which the premium bonus rider applies. The Surrender Charge period is 9 years for Contracts with that rider. There is no additional charge for the rider.

Allocation of Net Premiums — When You complete Your application, You will give Us instructions on how to allocate Your Net Premium payments among the fixed account and/or the Subaccounts. The amount You direct to a particular Subaccount or to the fixed account must be in whole number percentages from 1% to 100% of the Net Premium payment. If You make additional premium payments, We will allocate the Net Premiums in the same manner as Your initial Net Premium payment. The minimum Net Premium payment amount allocated to any Subaccount or the fixed account in any given Contract Year must equal or exceed $100. A request to change the allocation of premium payments will be effective on the first Valuation Date following receipt of the request by HMLIC’s Home Office unless a future date is requested. The Contract Owner may request a change of allocation at any time.

Accumulation Units and Accumulation Unit Value — Net Premiums allocated to the Separate Account are credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Premium payments is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, expenses and the deduction of certain charges.

Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Day. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the

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order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

•	the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
•	plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
•	minus the dollar amount of the mortality and expense risk fee and applicable rider charges we deduct for each day in the Valuation Period;
•	divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

Transactions

Transfers — You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to Contract limitations, at any time before the Annuity Date. We reserve the right to limit transfers from the fixed account to the Subaccounts before the Annuity Date as follows:

•	No more than 25% of the Fixed Account Value can be transferred to one or more Subaccounts during a 365 day period.
•	Any request to transfer the total Fixed Account Value to one or more Subaccounts will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year before the final transfer.

We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Contract Owners. We also reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if in Our opinion We determine the Contract Owner to be using the Contract for the purposes of market timing or for any other purpose that We, in our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the “Market Timing” section below.

You may transfer value from one existing Investment Option into as many as 10 other Investment Options. The minimum amount that can be transferred is $100 or the entire dollar value of the Subaccount(s), whichever is less. A transfer may not leave a Subaccount balance or fixed account balance of less than $100.

A Contract Owner may elect to transfer funds between Subaccounts and the fixed account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, by telephoning (217) 789-2500 or (800) 999-1030 (toll-free), or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. CAUTION: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider’s, Your agent’s, or Our’s, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make Your transaction request in writing to Our Home Office. You also should protect Your PIN, because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

Depending on the means used to request a transfer, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Contract Owner and the Contract number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Subaccounts from which and to which the transfer is to be made. Transfers are effective on the first Valuation Date following receipt of the request (in a form acceptable to Us) at Our Home Office unless a future date is requested. See “Other Information — Forms Availability.”

Dollar Cost Averaging — Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. You may transfer value from one Investment Option into as many as 10 other Investment Options. You may request dollar cost averaging by the same means as described above for transfers. This option is only available prior to the Annuity Date.

The transfers will begin on the first Valuation Date following receipt of the request in HMLIC’s Home Office and will continue on this day each period until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC’s Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307 or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options, to be utilized and the amounts to be taken from each, and include

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proper authorization, such as a signature on a form or validating information if using the telephone or company website.

Rebalancing — Rebalancing is the periodic adjusting of Investment Option balances to maintain a preestablished asset allocation strategy. You may request a rebalancing of Your Account Value either once or on a periodic basis.

For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Contract Owner. You may rebalance Your Account Value into as many as 10 Investment Options. You may request rebalancing by the same means as described above for transfers.

Rebalancing will begin on the first Valuation Date following receipt of the request in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amount to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

Changes to Premium Allocations — A Contract Owner may elect to change the allocation of future Net Premium payments at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. Depending on the means used to request a change, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the Contract Owner’s name and Contract number, and (3) specify the new allocation percentage for the fixed account and/or for each Subaccount (in whole percentages). Allocations made to the fixed account or to one or more Subaccounts must total 100%. HMLIC reserves the right to restrict the minimum Net Premium amount allocated to any Subaccount in any given Contract Year to $100. Changes in allocation instructions are effective on the first Valuation Date following receipt of the request by Our Home Office. See “Other Information — Forms Availability.”

Market Timing — The Contract and the Subaccounts are not designed for ‘market timing’ through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers of contract value among the Subaccounts. Trading strategies that seek to benefit from short- term price fluctuations or price irregularities cause disruption to the Underlying Funds’ investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Contract Owners and their Contract performance, more specifically.

If HMLIC determines, in its sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, it will take action to protect the other Contract Owners and/or terminate the Contract. In making these determinations, We may consider the combined transfer activity of Contracts that we believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all owners of a particular Contract series.

Such action will include requiring future transfer requests under the Contract to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Contract. If this restriction is imposed, We will reverse within one to two business days any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Contract Owners, it will notify You in writing of any restrictions.

The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Contract owners may be subject to the risks described above.

The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. Such policies and procedures may be more or less restrictive than HMLIC’s policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

Surrender or Withdrawal Before Commencement of Annuity Period — You may surrender the Contract or withdraw part of Your Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100

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minimum and may not reduce the Contract Owner’s interest in a Subaccount to less than $100.

The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a valid request for surrender or partial withdrawal in Our Home Office. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Contract Owner. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distribution. (See “Tax Consequences.”)

A Contract Owner eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, written request to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A partial withdrawal request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will be accepted only if the request is sent to (217) 527-2307 and the proceeds are sent to the Contract Owner. A surrender request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will not be accepted. See “Tax Consequences” and “Other Information — Forms Availability.”

Withdrawals and surrenders will be processed either on a date specified by You in a request, provided the date specified occurs on or after receipt of the request at Our Home Office, or at the next computed value following receipt of a valid request at Our Home Office.

For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will hold Your request until We have acquired confirmation of the correct address. Upon receipt of Your confirmation of the address, We will consider the surrender or withdrawal request to be received in good form.

Surrenders and withdrawals from the fixed account and any Subaccount are subject to the Surrender Charges shown below. There are 2 Surrender Charge periods available under this contract. Both are shown below. The charges applicable to Your contract will depend on how You completed the application and are printed on Your Contract data pages.

Surrender Charges During Contract Year	Surrender Charge %
	9 Year	5 Year
1	8.0%	8.0%
2	7.5%	7.5%
3	7.0%	7.0%
4	6.0%	6.0%
5	5.0%	5.0%
6	4.0%	0.0%
7	3.0%	0.0%
8	2.0%	0.0%
9	1.0%	0.0%
Thereafter	0.0%	0.0%

Surrender Charges are applied to surrenders and withdrawals based on the effective date of the Contract and not on the date the premium payment is paid.

The applicable withdrawal charge will be deducted from the amount withdrawn and the balance paid to You. For example, a request to withdraw $3,000 at a 4% Surrender Charge will result in a surrender charge of $3,000 x 4% = $120, which will be deducted from the withdrawal and the balance of $2,880 would be paid to You. Any taxes withheld will reduce the dollar amount of the distribution received. When You wish to receive a certain amount after the deduction of any surrender charges or applicable taxes, this is called a net withdrawal. We will determine what the total withdrawal and applicable charges would be to result in a desired net withdrawal when possible. In order for You to receive a net withdrawal of $3,000 in this example, we would need to withdraw $3,125 from your account, raising the surrender charge to $3,125 x 4% = $125 with the balance of $3,000 paid to You.

The Surrender Charge is assessed on the basis of the amount surrendered or withdrawn from the Subaccount(s), but will never exceed 9% of Your total Net Premium payments to a Subaccount during the lifetime of the Contract. For example, if a Contract Owner’s Subaccount value is $12,000 and Net Premium payments to date equal $10,000 and the Contract Owner surrenders the Contract, then the Surrender Charge may not exceed 9% of $10,000 ($900).

If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC’s premium tax liability resulting from the surrender or withdrawal will be to HMLIC’s benefit.

Payments We Make — HMLIC ordinarily completes a transaction within seven calendar days after receipt of a proper request to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Contract is determined as of the Valuation Date on which a valid transaction request is received. However, determination of Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading on the NYSE is restricted by the Securities and Exchange Commission; (2) any period when the SEC determines that an emergency exists that makes it not reasonably practicable to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the Securities and Exchange Commission to protect persons with interests in the Separate Account.

We reserve the right to defer payment of amounts from the fixed account for up to six months after receipt of Your written request, but only after We have made a written request and received written approval of the insurance department of the state in which this Contract was delivered. We will pay interest on any payment deferred for 30 days or more at the applicable interest rate.

If You have submitted a check or draft to Our Home Office, We have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, We may be required to reject a premium payment and/or block a Contract Owner’s

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account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Contract Owner or a Contract Owner’s account to governmental regulators.

Confirmations — HMLIC mails written confirmations of premium payments to Contract Owners on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals and surrenders are mailed to Contract Owners within seven calendar days of the date the transaction occurred.

If a Contract Owner believes that the confirmation statement contains an error, the Contract Owner should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll free).

Deductions and Expenses

We make certain charges and deductions under the Contract. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume.

Services and Benefits We Provide

•	the death benefit, and cash benefits under the Contract
•	Investment Options, including Net Premium allocations
•	administration of elective options
•	the distribution of reports to Contract Owners
•	Annuity Payment options

Costs and expenses We incur:

•	costs associated with processing applications and with issuing and administering the Contract
•	overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contracts
•	other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees

Risks We assume:

•	that the costs of providing the services and benefits under the Contracts exceed the charges We deduct

Premium Taxes — Certain state and local governments levy a premium tax, currently between 0 and 3.5%, on the amount of premium payments made under this Contract. We will deduct any premium taxes relating to this contract from the premium or from the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

Surrender Charges — If You make a withdrawal or surrender under the Contract, HMLIC will assess a charge to compensate it for the cost of selling the Contract.

If not restricted by the Code a Contract Owner may surrender the Contract in whole or withdraw a portion of the Account Value for cash before Annuity Payments begin.

HMLIC reserves the right to waive either a portion or the whole Surrender Charge in some situations. In some situations, You may make a withdrawal with no Surrender Charge. Please see Your Contract for further details. For further information regarding surrender or withdrawals see “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

Annual Maintenance Fee — We will deduct an annual maintenance fee of no more than $25 from each Contract on the Contract anniversary date. This fee will be waived if the Account Value equals or exceeds $25,000 at the time the fee is assessed. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of this Contract.

The annual maintenance fee ceases when Annuity Payments begin. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Contract. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Contract.

Mortality and Expense Risk Fee (“M&E Fee”) — For assuming mortality and expense risk, We apply an asset charge to the Subaccounts. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

Charges for Optional Riders — Guaranteed Minimum Death Benefit Rider — Annual Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge. Contract Owners who elect this rider each will pay 0.20%, of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — 5% Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge. Contract Owners who elect this rider each will pay 0.30% of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium bonus rider — this option provides for a credit equal to two percent (2%) of Net Premium We receive at Our

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Home Office during the first Contract Year. This option must be elected at the time of Contract issue and electing this option will result in the surrender charge period being increased from 5 to 9 years in length. Electing this option will not cause the mortality and expense risk fee to increase, nor will it increase surrender charges during the Contract’s first 5 years. However, during years 6-9 of the surrender charge period, the amount of the premium bonus may be more than offset by the surrender charges associated with the bonus. We may use any proceeds from surrender charges associated with the bonus to recoup the amount of any premium bonus paid.

Operating Expenses of the Underlying Funds — The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund’s prospectus.

Death Benefit

Death Benefit Proceeds

If a Contract Owner dies (or the sole Annuitant dies and the sole Contract Owner is not a natural person) before the Annuity Date and while the Contract is in force, We will pay a death benefit to the beneficiary designated by the Contract Owner. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant’s statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

The beneficiary will receive the greatest of:

1.	the Account Value; or

2.	the Net Premium paid, less an adjustment for any withdrawals and an adjustment for any outstanding loan balance, or

3.	the death benefit provided in any rider attached to the Contract.

At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under “Annuity Payments — Annuity Payment Options.” If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to a payee designated by the beneficiary or, if no subsequent payee has been designated, to the beneficiary’s estate.

Guaranteed Minimum Death Benefit Riders

In addition to the standard death benefit included in the Contract, the Contract Owner may add the optional death benefits described below for an additional cost. These riders may not be available in all states.

Guaranteed Minimum Death Benefit — Annual Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge.

Death Benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the Step-Up Death Benefit described in the Guaranteed Minimum Death Benefit Step-Up Rider.

Step-Up Death Benefit

The Step-Up Death Benefit is based on a series of calculations of Step-Up Anniversary Value. The Step-Up Death Benefit is equal to the greatest Step-Up Anniversary Value attained from this series of calculations.

HMLIC calculates the Step-Up Anniversary Value for every or every fifth Contract Anniversary before the oldest Contract Owner’s attainment of age 81, including the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80, or when HMLIC receives Proof of Death, whichever is earlier.

The Step-Up Anniversary Value for a given Contract Anniversary is equal to the Account Value as of that Contract Anniversary increased by any subsequent Net Premium received, and decreased by any adjustments for any subsequent withdrawals. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. We will calculate the Death Benefit when We receive Proof of Death of any Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Rider charge

Any charge for this rider is guaranteed not to increase after this rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Issue Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option under the Contract; or

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b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Guaranteed Minimum Death Benefit — 5% Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge.

Death benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the Accumulation Death Benefit described in the Guaranteed Minimum Death Benefit-Accumulation Rider.

Accumulation Death Benefit

This rider provides an Accumulation Death Benefit as follows:

On the Issue Date, the Accumulation Death Benefit is equal to the initial Net Premium received. The Accumulation Death Benefit is increased by any subsequent Net Premium received, decreased by any adjustments for withdrawals, and is accumulated at the following interest rates:

1.	5 percent before or upon the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80 depending on the option elected by the Contract Owner at the time of issue.

2.	0 percent thereafter.

An adjustment for any withdrawal is determined by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately before the withdrawal.

We will calculate the death benefit when We receive Proof of Death of any Contract Owner or the sole Annuitant, if the sole Contract Owner is not a natural person. We also will adjust the Accumulation Death Benefit by any outstanding loan balance at that time.

Maximum Accumulation Death Benefit Value

The amount of the Accumulation Death Benefit shall not exceed an amount equal to 200 percent of Net Premium, less any adjustments for withdrawals.

Rider charge

Any charge for this rider is guaranteed not to increase after the rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Contract Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option; or

b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Annuity Payments

The Contract provides for fixed or Variable Annuity Payment options or a combination of both. The Contract Owner may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a properly completed request form to Our Home Office. If We do not receive Your written election of an Annuity Payment option at Our Home Office at least 30 days before the anticipated Annuity Date, the Annuity Payment option will be the Life Annuity with Payments Guaranteed for 10 Years which is payable on a Variable Basis for any value in a Subaccount.

We will process the request so that the Annuity Payments begin as of the first of the month following the month of receipt of Your request unless a later date is requested and approved by HMLIC. If You elect a fixed payment option, We will transfer Your Variable Account Value to the fixed account on the date Your request is received in Our Home Office. In addition, if You elect a Variable payment option, We will transfer Your Fixed Account Value to the Variable Account on the date we receive Your request in Our Home Office. Your premium payment allocation(s) will be changed to the fixed account or Variable Account, depending on the type of payment option elected. Generally, at the time an Annuity Payment option is selected, a Contract Owner must elect whether to withhold for federal and state income taxes. (See “Other Information — Forms Availability” and “Tax Consequences.”)

In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Fixed Annuity Payments remain level, except in the case of certain joint and survivor Annuity Payment options, and are paid in monthly, quarterly, semiannual, and annual installments. Variable Annuity Payments will vary in amount and are paid only on a monthly basis. If the Annuitized Value to be applied under any one fixed or Variable Annuity Payment option is less than $2,000 or if the option chosen would provide Annuity

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Payments less than $20 per month at the Annuity Date, then the Contract value may be paid in a lump sum.

Annuity Payment Options

The following Annuity Payment options are available on a Variable basis unless otherwise stated.

Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years — Annuity Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Annuitant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Annuitant lives, or until all guaranteed payments have been made, whichever is later.

Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the Code. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Payments for a Specified Period — Annuity Payments are made to the Contract Owner beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the Surrender Charge period. This option is available on a fixed payment basis only.

Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the Code. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, the Contract Owner may change this Annuity Payment option, or withdraw a portion of or surrender the Annuitized Value applied to this option. Any change or withdrawal the Contract Owner makes may affect any subsequent Annuity Payments. Surrender Charges may apply. If the Contract Owner surrenders the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Contract will terminate. Thereafter, HMLIC will be free of any liability for the terminated Contract.

Joint and Survivor Annuity — Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

The available survivor options are to pay during the lifetime of the survivor (1) 50 percent, (2) two-thirds, or (3) 100 percent of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Contract Owner dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Other Payout Options

If the Contract Owner does not wish to elect one or more of the Annuity Payment options described above, the Contract Owner may:

a.	receive the proceeds in a lump sum less any applicable Surrender Charges, or

b.	leave the Contract with HMLIC and receive the value under the required minimum distribution requirements of the Code Section 401(a)(9), see “Required Minimum Distributions,” or

c.	elect any other payout option that HMLIC makes available.

Amount of Fixed and Variable Annuity Payments

The Annuitized Value will be applied to purchase the Annuity Payment option You select. The Annuitized Value applied to purchase Variable Annuity Payments will be allocated to the Subaccount(s) as the Contract Owner instructs. Not all Subaccount(s) may be available for Annuity Payments. The first monthly annuity payment purchased per $1,000 applied to each Subaccount under a Variable Annuity Payment option will be the same amount as the initial monthly Annuity Payment purchased per $1,000 applied to the corresponding fixed annuity option.

Fixed Annuity Payments — Except in the case of certain joint and survivor Annuity Payment options, the amount of each fixed Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

Variable Annuity Payments — If You choose to receive Variable Annuity Payments, the dollar amount of Your payment will depend upon: (1) Your Annuitized Value that is applied to purchase Variable Annuity Payments on the Annuity Date, less any deductions We make for premium taxes; (2) the assumed interest rate for the Contract (here, 2%); and (3) the performance of the Variable Investment Options You selected. The amount of the first monthly Variable Annuity Payment will vary with the form of Annuity Payment option selected and the age(s) of the Annuitant(s).

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The first monthly Variable Annuity Payment is used to calculate the number of Annuity Units for each subsequent monthly Annuity Payment. The number of Annuity Units remains constant over the payment period except when a joint and survivor Annuity Payment option is chosen. Under that option, the number of Annuity Units will be reduced upon the death of either Annuitant to the survivor percentage elected.

The amount of monthly Annuity Payments following the first Variable Annuity Payment varies from month to month. Annuity Payments are determined each month by multiplying the Annuity Units by the applicable Annuity Unit Value at the date of payment.

Annuity Unit Value

The Annuity Unit Value for the Wilshire VIT Equity Fund — Horace Mann Shares, Wilshire VIT Balanced Fund — Horace Mann Shares and Wilshire VIT Income Fund — Horace Mann Shares Subaccounts was set at $10.00 as of the date amounts first were allocated to provide Annuity Payments. The Annuity Unit Value for the Wilshire VIT Short-Term Investment Fund was established at $10.00 on July 1, 2004. The Annuity Unit Value for all other Subaccounts was established at $10.00 on March 1, 2005.

•	The current Annuity Unit Value is equal to the prior Annuity Unit Value on the Valuation Date when Annuity Payments were last determined, multiplied by the applicable net investment factor. This factor is computed by dividing (1) the net asset value of a share of the Underlying Fund on the current Valuation Date, plus any dividends or other distributions, by (2) the net asset value of a share of the Underlying Fund on the Valuation Date of the preceding Valuation Period, and multiplying this result by the investment multiplier. The investment multiplier is one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee, adjusted to a monthly rate.
•	If the net investment factor is equal to one, then monthly payments from that Subaccount will remain level. If the net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the net investment factor is less than one, the payments from that Subaccount will decrease.

Misstatement of Age or Sex

If any age or sex has been misstated, We will pay annuity payments in the amount which would have been paid at the correct age and sex. We will deduct any overpayments We have made, including interest, from future payments. We will pay any under payments, including interest, in a lump sum to the Contract Owner if living, otherwise to the beneficiary(ies). The interest rate will be equal to the guaranteed interest rate after the Annuity Date, as indicated on the Annuity Data pages of the Contract. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed.

Tax Consequences

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.

When You invest in an annuity contract, You usually do not pay taxes on Your investment gains until You withdraw the money — generally for retirement purposes. If You invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, Your Contract is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract.

Taxation of Non-Qualified Contracts

Non-Natural Person —If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Contract Owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals — When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Account Value immediately before the distribution over the Contract Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals — In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59 1/2
•	made on or after the death of a Contract Owner;
•	attributable to the taxpayer becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

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Annuity Payments — Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow You to recover Your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when Annuity Payments start. Once Your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds — Amounts may be distributed from a Contract because of Your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

Transfers, Assignments or Exchanges of a Contract

A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to You that are not discussed herein. A Contract Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

Withholding — Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts — All Non-Qualified deferred annuity contracts that are issued by Us (or Our affiliates) to the same Contract Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Contract Owner’s income when a taxable distribution occurs.

Further Information — We believe that the Contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption.

Federal Estate Taxes — While no attempt is being made to discuss the federal estate tax implications of the Contract, purchasers of annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax — Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from Your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

Annuity Purchases by Nonresident Aliens and Foreign Corporations — The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers who/that are U.S. citizens or residents. Annuity contract purchasers who/that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the annuity contract purchaser’s country of citizenship or residence. Prospective annuity contract purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Optional Benefit Riders — Non-Qualified Contracts — It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59 1/2. Although We do not believe that the fees deducted for any optional benefit provided under the Contract should be treated as taxable withdrawals, You should consult Your tax advisor before selecting any optional benefit under the Contract.

Foreign Tax Credits — We may benefit from any foreign tax credits attributable to taxes paid by certain Underlying Funds to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes — Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation, regulation, or otherwise. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Other Information

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with our affiliate, HM Investors, principal underwriter of the Separate Account. HM Investors, located at

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One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of the NASD and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers. Sales commissions range from 1.00% to 11.00% of premium payments received.

Legal Proceedings — HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC’s ability to meet its obligations under the Contract.

Modification of the Contract — The Contract provides that it may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Contract Owners will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract.

Registration Statement — A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Contract. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits. Statements contained in this prospectus as to the content of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the Contract and these instruments as filed.

Communications to Contract Owners — To ensure receipt of communications, Contract Owners must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by calling (217) 789-2500 or (800) 999-1030 (toll-free).

HMLIC will attempt to locate Contract Owners for whom no current address is on file. In the event HMLIC is unable to locate a Contract Owner, HMLIC may be forced to surrender the value of the Contract to the Contract Owner’s last known state of residence in accordance with the state’s abandoned property laws.

Contract Owner Inquiries — A toll-free number, (800) 999-1030, is available to telephone HMLIC’s Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657.

Forms Availability — Specific forms are available from HMLIC to aid the Contract Owner in effecting many transactions allowed under the Contract. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030.

NASD Regulation’s Public Disclosure Program — Information about HM Investors and your agent is available from the NASD at www.nasd.com or by calling (800) 289-9999 (toll-free).

Additional Information

A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:

To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (217) 535-7123, or telephone (217) 789-2500 or (800) 999-1030 (toll-free) to request a copy.

Horace Mann Life Insurance Company

P.O. Box 4657

Springfield, Illinois 62708-4657

Please provide free of charge the following information:

            Statement of Additional Information dated February 14, 2006 for the Separate Account

Please mail the above document to:

(Name)

(Address)

(City/State/Zip)

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Appendix 1

5% Accumulation Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	There is a withdrawal on the 3rd contract anniversary of $25,000. The account value immediately before the withdrawal is $125,000.
•	We are calculating the death benefit on the 5th contract anniversary. The account value at that time is $101,000.
•	The Contract Owner has not yet attained 81 years of age.
•	No other GMDB rider was selected.

The accumulation GMDB value at issue is equal to the initial net premium.

$100,000

The accumulation GMDB value immediately before the withdrawal is the initial net premium accumulated at 5% interest for 3 years:

$100,000 × 1.053 = $115,763

The withdrawal adjustment is the withdrawal amount divided by the account value immediately before the withdrawal and multiplied by the accumulation GMDB value immediately before the withdrawal:

$25,000 ÷ $125,000 × $115,763 = $23,153

The accumulation GMDB value immediately following the withdrawal is the accumulation GMDB value immediately before the withdrawal less the withdrawal adjustment:

$115,763 – $23,153 = $92,610

The accumulation GMDB value on the 5th contract anniversary is the accumulation GMDB value immediately following the withdrawal accumulated at 5% interest for 2 years:

$92,610 × 1.052 = $102,103

The return of premium death benefit on the 5th contract anniversary is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the accumulation GMDB, the return of premium death benefit, and the account value.

Max [$102,103, $80,000, $101,000] = $102,103

Annual Step-up Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	The account value on the 1st contract anniversary is $90,000.
•	The account value on the 2nd contract anniversary is $120,000.
•	There is a withdrawal during the 3rd contract year of $25,000. The account value immediately before the withdrawal is $125,000.
•	The account value on the 3rd contract anniversary is $105,000.
•	We are calculating the death benefit during the 4th contract year. The account value at that time is $101,000.
•	The Contract Owner has not yet attained 81 years of age.
•	No other GMDB rider was selected.

The step-up anniversary value for the 1st contract anniversary projected to the date of death is the account value on the 1st contract anniversary less an adjustment for the subsequent withdrawal:

$90,000 – ($25,000 ÷ $125,000 × $90,000) = $72,000

The step-up anniversary value for the 2nd contract anniversary projected to the date of death is the account value on the 2nd contract anniversary less an adjustment for the subsequent withdrawal:

$120,000 – ($25,000 ÷ $125,000 × $120,000) = $96,000

The step-up anniversary value for the 3rd contract anniversary projected to the date of death is the account value on the 3rd contract anniversary:

$105,000

The step-up GMDB is equal to the maximum of these values:

Max [$72,000, $96,000, $105,000] = $105,000

The return of premium death benefit at the date of death is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the step-up GMDB, the return of premium death benefit, and the account value.

Max [$105,000, $80,000, $101,000] = $105,000

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Prospectus

Qualified Variable Deferred Annuity Contract

Goal Planning Annuity (GPA)

Horace Mann Life Insurance Company Separate Account

Feb. 14, 2006

Qualified Variable Deferred Annuity Contract Issued by Horace Mann

Life Insurance Company Separate Account

Flexible Premium Contract for Individuals

This prospectus offers a Variable, qualified annuity Contract to individuals. The Contract is issued by Horace Mann Life Insurance Company (“HMLIC”) as a flexible premium Contract. It is issued in connection with retirement plans or arrangements, which may qualify for special tax treatment under the Internal Revenue Code of 1986 as amended (“IRC”). You can allocate Your Net Premiums and Your Contract’s cash value to the fixed account or to the HMLIC Separate Account which invests through each of its Subaccounts (sometimes referred to as Variable Investment Options) in a corresponding Underlying Fund. The Underlying Funds are:

Large Company Stock Funds

Large Blend

Fidelity VIP Growth & Income Portfolio SC 2

Dow Jones Wilshire 5000 Index Portfolio — Investor Class

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Wilshire Target Large Company Growth Portfolio — Investor Class

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Wilshire Target Large Company Value Portfolio — Investor Class

Mid-Size Company Stock Funds

Mid Blend

Fidelity VIP Mid Cap Portfolio SC 2

Rainier Small/Mid Cap Equity Portfolio

Mid Growth

Delaware VIP Growth Opportunities Series — Service Class

Putnam VT Vista Fund (IB Shares)

Mid Value

Ariel Appreciation Fund®

Small Company Stock Funds

Small Blend

Goldman Sachs VIT CORESM Small Cap Equity Fund

Neuberger Berman Genesis Fund — Advisor Class

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series — Service Class

Small Value

Ariel Fund®

Royce Capital Fund Small-Cap Portfolio

Wilshire Target Small Company Value Portfolio — Investor Class

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

Trademarks used in this document are owned by and used with the permission of the appropriate company.

We provide a premium bonus rider under versions of the Contract with a 9-year surrender charge period. This bonus feature provides for a credit equal to two (2%) of Net Premium We receive at Our Home Office during the first Contract Year. Electing this bonus feature may be beneficial to You only if You own the Contract a sufficient length of time.

This prospectus sets forth the information an investor should know before investing and should be kept for future reference. Additional information about the HMLIC Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated Feb. 14, 2006. The Statement of Additional Information is incorporated by reference and is available upon request, without charge. You may obtain the Statement of Additional Information by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free). The table of contents of the Statement of Additional Information appears on page 31 of this prospectus.

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The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information that the HMLIC Separate Account files electronically with the Securities and Exchange Commission.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS SECURITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF OR GUARANTEED BY ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

The date of this prospectus is Feb. 14, 2006.

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THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE CONTRACT OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

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Definitions

Account Value: The sum of the Fixed Account Value and the Variable Account Value.

Accumulation Unit: A unit of measurement used to determine the value of a Contract Owner’s interest in a Subaccount before Annuity Payments begin.

Accumulation Unit Value: The value of an Accumulation Unit on any Valuation Date.

Annuitant: The natural person whose life determines the Annuity Payments made under a Contract.

Annuitized Value: The amount applied to purchase annuity payments. It is equal to the Account Value on the Annuity Date, less any applicable premium tax.

Annuity Date: The date Annuity Payments begin.

The Annuity Payments made to You will begin on the Annuity Date. The criteria for setting an Annuity Date are set forth in Your Contract, and the anticipated Annuity Date is shown on the Annuity Data pages of Your Contract.

Annuity Payments: A series of payments that may be for life; for life with a guaranteed number of payments; for the joint lifetimes of the Annuitant and another person, and thereafter, during the lifetime of the survivor; or for some fixed period. A fixed annuity provides a series of payments that will be equal in amount throughout the annuity period, except in the case of certain joint and survivor Annuity Payment options. A fixed annuity does not participate in the investment experience of any Subaccount. A Variable annuity provides a series of payments that vary in amount.

Annuity Period: The period during which Annuity Payments are made to the Annuitant or the last surviving joint Annuitant, if any.

Annuity Unit: A unit of measurement used in determining the amount of a Variable Annuity Payment during the Annuity Period.

Annuity Unit Value: The value of an Annuity Unit on any Valuation Date.

Contract: The individual flexible premium deferred Variable annuity Contract this prospectus offers.

Contract Anniversary: The same day and month as the Issue Date of Your Contract for each succeeding year of Your Contract.

Contract Owner (You, Your): The individual or entity to whom the Contract is issued.

Contract Year: A period of twelve months beginning on the date a Contract is issued and each anniversary of that date.

Fixed Account Value: The dollar value of the fixed account under the Contract before Annuity Payments begin.

HMLIC, We, Us, Our: Horace Mann Life Insurance Company.

Home Office: The mailing address and telephone number of Our Home Office are: P.O. Box 4657, Springfield, Illinois 62708-4657; (800) 999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715.

Issue Date: The date when Your Contract becomes effective.

Investment Options: The fixed account and the Underlying Funds in which the Subaccounts invest.

Net Premium: Each premium payment paid to HMLIC under the Contract, less any applicable premium taxes.

Proof of Death: (1) A completed claimant’s statement as provided by Us; and (2a) a certified copy of the death certificate or (2b) any other proof of death satisfactory to Us, including, but not limited to, a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

Qualified Plan: The term “Qualified Plan” in this prospectus will be used to describe the following contracts: IRC Section 403(b) tax sheltered annuity (“403(b) Contract”); IRC Section 408 individual retirement annuity (“traditional IRA”); IRC Section 408A Roth IRA (“Roth IRA”); IRC Section 408(p) SIMPLE retirement annuity (“SIMPLE”); IRC Section 408(k) simplified employee pension (“SEP”); IRC Section 457(b) eligible governmental plan annuity (“457(b) Contract”); and IRC 401 qualified annuity.

Separate Account: The Horace Mann Life Insurance Company Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund. The Separate Account was established by HMLIC under Illinois law and is registered as a unit investment trust under the Investment Company Act of 1940.

Subaccount: A division of the Separate Account, which invests in shares of a corresponding Underlying Fund.

Underlying Funds: All open-end management investment companies registered under the Investment Company Act of 1940 that are listed in this document and are available for investment by the Separate Account.

Valuation Date: Any day on which the New York Stock Exchange (“NYSE”) is open for trading and on which the net value of each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central time or the close of the NYSE if earlier.

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Valuation Period: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

Variable: The values vary based on the investment performance of the Subaccount(s) selected.

Variable Account: Your portion of the Separate Account set up to receive Net Premiums, any applicable premium bonus and transfers allocated to it.

Variable Account Value: The dollar value of the Variable Investment Options under the Contract before Annuity Payments begin.

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Summary

This summary is intended to provide a brief overview of the more significant aspects of the Contract. Certain Contract features described in this prospectus may not be available in all states. Further information can be found elsewhere in this prospectus, in the Separate Account Statement of Additional Information and in the Contract and any applicable endorsements and riders. Terms and conditions may be modified as required by law in the state in which the application is signed. Such variations are described in the Contract. This prospectus is intended to serve as a disclosure document for the Variable portion of the Contract only. For information regarding the fixed portion, refer to the Contract.

Detailed information about the Underlying Funds is contained in each Underlying Fund’s prospectus and in each Underlying Fund Statement of Additional Information.

The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund’s prospectus.

What is the “Separate Account?”

The Separate Account segregates assets dedicated to the Variable portion of the Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

Who may purchase the Contract offered by this prospectus?

Individuals may purchase the Variable flexible premium annuity. The Contract is designed for individuals seeking long-term tax-deferred accumulation of funds.

The Contracts offered by this prospectus are Qualified Plans. Purchasing the Contract as an investment vehicle for a Qualified Plan does not provide any additional tax advantage beyond that already available through the Qualified Plan.

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel. These insurance sales personnel are registered representatives of Horace Mann Investors, Inc. (“HM Investors”). In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HM Investors is a broker-dealer registered under the Securities and Exchange Act of 1934. HMLIC has entered into a distribution agreement with HM Investors. HM Investors is a member of the NASD.

What are my investment choices?

You may invest Your money in up to 24 Variable Investment Options and the Fixed Account at any one time.

(a)	Separate Account

Includes Subaccounts, each of which invests in one of the following Underlying Funds:

Large Company Stock Funds

Large Blend

Fidelity VIP Growth & Income Portfolio SC 2

Dow Jones Wilshire 5000 Index Portfolio — Investor Class

Fidelity VIP Index 500 Portfolio SC 2

Large Growth

Fidelity VIP Growth Portfolio SC 2

AllianceBernstein Large Cap Growth Portfolio

Wilshire Target Large Company Growth Portfolio — Investor Class

Large Value

Wilshire VIT Equity Fund — Horace Mann Shares

Wilshire VIT Socially Responsible Fund — Horace Mann Shares

Davis Value Portfolio

Wilshire Target Large Company Value Portfolio — Investor Class

Mid-Size Company Stock Funds

Mid Blend

Fidelity VIP Mid Cap Portfolio SC 2

Rainier Small/Mid Cap Equity Portfolio

Mid Growth

Delaware VIP Growth Opportunities Series — Service Class

Putnam VT Vista Fund (IB Shares)

Mid Value

Ariel Appreciation Fund®(1)

Small Company Stock Funds

Small Blend

Goldman Sachs VIT CORESM Small Cap Equity Fund

Neuberger Berman Genesis Fund — Advisor Class

Small Growth

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares

Delaware VIP Trend Series — Service Class

Small Value

Ariel Fund®(1)

Royce Capital Fund Small-Cap Portfolio

Wilshire Target Small Company Value Portfolio — Investor Class

International Stock Funds

Wilshire VIT International Equity Fund — Horace Mann Shares

Fidelity VIP Overseas Portfolio SC 2

Balanced Fund

Wilshire VIT Balanced Fund — Horace Mann Shares

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Bond Funds

Wilshire VIT Income Fund — Horace Mann Shares

Wilshire VIT Short-Term Investment Fund — Horace Mann Shares

Fidelity VIP High Income Portfolio SC 2

Fidelity VIP Investment Grade Bond Portfolio SC 2

(1)	These Funds are not available as Investment Options for a 457(b) Contract.

(b)	Fixed Account — You also may direct Your money to the fixed account and receive a guaranteed rate of return.

When can I transfer between accounts?

At any time before the Contract’s Annuity Date, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to certain restrictions. The dollar cost averaging program permits You to systematically transfer (on a quarterly, semi-annual, or annual basis) a fixed dollar amount between the fixed account and Variable Investment Options and within the Variable Investment Options. The dollar cost averaging program is only available before the Annuity Date. For complete details see “The Contract — Transactions.”

May I withdraw all or part of the Contract value before the Annuity Date?

Unless restricted by the Internal Revenue Code of 1986, as amended (“IRC”), You may at any time before the Annuity Date surrender Your Contract in whole or withdraw in part for cash. Surrenders and withdrawals may be subject to Surrender Charges as described in “Deductions and Expenses — Surrender Charges.” In any Contract Year, You may withdraw a portion of Your Account Value without incurring a Surrender Charge. You may have to pay federal income taxes and a penalty tax on any money You surrender or partially withdraw from Your Contract.

What are the charges or deductions?

The Contract may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 3.5%.

We will deduct a mortality and expense risk fee (M&E Fee) of 1.25% (annual rate) from the Subaccounts. This fee is computed on a daily basis.

We will deduct an annual maintenance fee from Your Account Value on each Contract Anniversary; we will deduct a proportionate amount of this fee upon surrender of Your Contract. This fee may not exceed $25. We will waive this fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

We may deduct a Surrender Charge against surrenders and withdrawals. The Surrender Charge is a percentage of the Account Value withdrawn or surrendered. For withdrawals from the Variable Account, the Surrender Charge is deducted from the Contract Owner’s value in the Subaccount(s) from which the withdrawal is made. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

What charges will I pay on an annual basis if I elect optional riders?

Guaranteed Minimum Death Benefit Rider — Annual Step-up — You may elect this optional death benefit at the time of Contract issue for an additional charge. If You elect this rider, You will pay 0.20%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — 5% Accumulation — You may elect this optional death benefit at the time of Contract issue for an additional charge. If You elect this rider, You will pay 0.30%. We deduct these charges from the Variable Account as a percentage of the Variable Account Value and compute them on a daily basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium bonus rider — this option provides for a credit equal to two percent (2%) of Net Premium We receive at Our Home Office during the first Contract Year. This option must be elected at the time of Contract issue and electing this option will result in the surrender charge period being increased from 5 to 9 years in length. Electing this option will not cause the mortality and expense risk fee to increase, nor will it increase surrender charges during the Contract’s first 5 years. However, during years 6-9 of the surrender charge period, the amount of the premium bonus may be more than offset by the surrender charges associated with the bonus. We may use any proceeds from surrender charges associated with the bonus to recoup the amount of any premium bonus paid.

What are the federal income tax consequences of investing in this Contract?

Amounts contributed through salary reduction, employer contributions, or deductible amounts in the case of traditional IRAs are not taxed at the time of contribution. Earnings are also not taxed as they accumulate within the annuity Contract. Except for qualified distributions from Roth IRAs or after-tax contributions, Contract benefits will be taxable as ordinary income when received in accordance with Section 72 of the IRC.

The IRC provides penalties for premature distributions under various retirement plans. Values may not be withdrawn from Section 403(b), Section 457(b), and certain Section 401(a) Contracts, except under certain circumstances. See “Tax Consequences.” These Contracts might not be suitable for short-term investment. See “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

If I receive my Contract and am dissatisfied, may I return it?

Subject to various state insurance laws, You may return the Contract to HMLIC within 30 days of receipt of the

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Contract. HMLIC will refund the greater of (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance, or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

When can I begin receiving Annuity Payments, and what options are available?

Payments will begin on the Annuity Date set by the terms of Your Contract. Variable Annuity Payments are made only in monthly installments. Various Annuity Payment options are available under the Contract.

Annuity Payments may be fixed or Variable or a combination of fixed and Variable payments. The following options are available for receiving Annuity Payments: Life Annuity with payments guaranteed for periods of Life Only, 10, 15 or 20 years; Joint and Survivor Annuity; and Payments for a Specified Period.

The IRC may restrict or penalize certain early distributions from Qualified Plans, and the IRC also generally requires that distributions from Qualified Plans (other than Roth IRAs) begin by April 1 following the calendar year in which the Contract Owner reaches age 70 1/2. See “Tax Consequences — Taxation of Contract Benefits.”

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Fee Tables and Example

The following tables describe the fees and expenses that You may pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer cash value between Investment Options. State premium taxes may also be deducted.

To determine the Contract You own, look in the bottom left-hand corner of Your Contract for the form number. This is the number referenced below the product name in the following table. This prospectus applies to all HMLIC contracts with a form number of IC-452 immediately followed by any combination of 3 letters and/or numbers.

Contract Owner Transaction Expenses:(1)

Surrender Charges(2) (as a percentage of amount surrendered, if applicable)	8%

We guarantee that the aggregate Surrender Charge will never exceed 9% of Your total net purchase payments to a Subaccount.

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses. This table reflects the charges You would pay if You did not select any optional Riders.

Periodic Fees and Expenses

Annual Maintenance Fee (3)	$25
Separate Account Annual Expenses (as a percentage of average variable account value)
Mortality and Expense Risk Fees	1.25%
Total Separate Account Annual Expenses	1.25%

Optional Rider Charges (as a percentage of average Variable Account Value)

Guaranteed Minimum Death Benefit Rider — Annual Step-up	0.20%
Guaranteed Minimum Death Benefit Rider — 5% Accumulation	0.30%
Premium bonus rider	0.00%

HMLIC will not issue Contracts for which the sum of the mortality and expense risk fees and the charges against the Variable Account for any permissible combination of optional riders You select exceeds 2.40% of average Variable Account Value.

For information concerning compensation paid for the sale of the Contracts, see “Other Information — Sale of the Contract.”

(1)	Any premium taxes relating to this contract will be deducted from the premium or deducted from the Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence. Premium taxes currently range from 0% to 3.5%.

(2)	The Surrender Charge declines to zero over time — after 5 years, or after 9 years if the premium bonus rider applies to Your Contract.

Surrender Charges During Contract Year	Surrender Charge %
	9 Year	5 Year
1	8.0%	8.0%
2	7.5%	7.5%
3	7.0%	7.0%
4	6.0%	6.0%
5	5.0%	5.0%
6	4.0%	0.0%
7	3.0%	0.0%
8	2.0%	0.0%
9	1.0%	0.0%
Thereafter	0.0%	0.0%

(3)	We deduct a pro rata portion of this fee upon the surrender of the Contract. We currently waive the annual maintenance fee if the Account Value equals or exceeds $25,000 at the time the fee is assessed.

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The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2004. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.

Total Annual Underlying Fund Operating Expenses(1)	Lowest	Highest
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/ or service (12b-1) fees and other expenses)	0.35%	1.86%

Example

This Example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, the Annual Maintenance fee, Separate Account annual expenses and Underlying Fund fees and expenses. This example includes the highest cost of any combination of available riders.

The Example assumes that You invest $10,000 in the Contract for the time periods indicated. The Example also assumes that Your investment has a 5% return each year, assumes the highest fees and expenses of any of the Underlying Funds as of December 31, 2004, and that a 9-year surrender charge period applies to Your Contract. Although Your actual costs may be higher or lower, based on these assumptions Your costs would be:

If You surrender Your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,220	$1,881	$2,446	$3,896

If You do NOT surrender or if You annuitize Your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$392	$1,140	$1,905	$3,896

Please remember that the Example is simply an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.

(1)	The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. HMLIC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2004. Current or future expenses may be greater or less than those shown.

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Condensed Financial Information

As of February 14, 2006, no Contracts had been sold. Therefore, we have not provided any condensed financial information.

Financial statements of the Separate Account and of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and of the financial statements may be obtained without charge by mailing a written request to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free).

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Horace Mann Life Insurance Company,

The Fixed Account,

The Separate Account and

The Underlying Funds

Horace Mann Life Insurance Company

HMLIC, located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 48 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis.

HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the NYSE.

The Fixed Account

The fixed account is part of HMLIC’s general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the fixed account. HMLIC bears the full investment risk for all amounts contributed to the fixed account. HMLIC guarantees that the amounts allocated to the fixed account under the Contracts will be credited interest daily at an annual interest rate as specified in Your Contract. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. The fixed account has not been registered with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Separate Account

On October 9, 1965, HMLIC established the Separate Account under Illinois law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). The Separate Account and each Subaccount are administered and accounted for as a part of the business of HMLIC. However, the income, gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount, in accordance with the terms of the Contract and without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Contract, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC’s assets are available to meet its obligations and expenses under the Contract. While HMLIC is obligated to make payments under the Contract, the amounts of Variable Annuity Payments are not guaranteed.

The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of a corresponding Underlying Fund based on Contract Owner instructions.

The Underlying Funds

Each of the Underlying Funds is registered with the Securities and Exchange Commission (“SEC”) as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Underlying Funds by the SEC.

The Underlying Funds are listed below along with their primary investment objectives and a description of the adviser to each Underlying Fund. There is no assurance that any of the Funds will achieve its stated objective. Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this prospectus before investing. A copy of each Underlying Fund prospectus may be obtained without charge from HMLIC by calling (800) 999-1030 (toll-free), sending a telefacsimile (FAX) transmission to (217) 527-2307, or writing to HMLIC, P.O. Box 4657, Springfield, IL 62708-4657. You also may access the prospectuses on HMLIC’s website at www.horacemann.com in the “Annuities” link.

Name	Objective	Investment Type	Investment Strategy and Advisor
Dow Jones Wilshire 5000 Index Portfolio (Investor Class)	Capital growth	Large blend	Seeks to replicate as closely as possible, before expenses, the performance of the Wilshire 5000 Index. The fund invests primarily in the common stocks of companies included in the Index that are representative of the entire Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Growth & Income Portfolio (SC2)	Current income/Capital growth	Large blend	Invests primarily in common stocks with a focus on those that pay current dividends and show potential for capital growth. The Fidelity VIP Growth and Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Fidelity VIP Index 500 Portfolio (SC2)	Long-term capital growth	Large blend	The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500. The Fidelity VIP Index 500 Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Fidelity VIP Growth Portfolio (SC2)	Capital growth	Large growth	The fund invests primarily in various common stocks issued by companies that the advisor believes have above-average growth potential, measured by earnings or revenue. The Fidelity VIP Growth Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

AllianceBernstein Large Cap Growth Portfolio	Long-term capital growth	Large growth	Invests in equity securities of a limited number of large, carefully selected, high-quality American companies from a relatively small universe of intensively researched companies. The AllianceBernstein Large Cap Growth Portfolio is a series of the AllianceBernstein Variable Products Series Fund and is advised by Alliance Capital Management.

Wilshire Target Large Company Growth Portfolio (Investor Class)	Long-term capital growth	Large growth	Seeks to provide investment results of a portfolio of publicly traded common stocks of companies in the large company growth category of the Wilshire 5000 Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Wilshire Target Large Company Value Portfolio (Investor Class)	Long-term capital growth	Large value	Seeks to provide investment results of a portfolio of publicly traded common stocks of companies in the large company value segment of the Wilshire 5000 Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Wilshire VIT Socially Responsible Fund — Horace Mann Shares	Long-term capital growth	Large value	Fund pursues its objective through a diversified portfolio composed primarily of marketable equity securities that the subadviser determines are socially responsible. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Davis Value Portfolio	Long-term capital growth	Large value	Invests primarily in equity securities issued by companies with market capitalizations of at least $10 billion. The fund selects quality, overlooked growth companies at value prices and holds them for the long term. The Davis Value Portfolio is a series of the Davis Variable Account Fund and is advised by Davis Selected Advisers, L.P.

Wilshire VIT Equity Fund — Horace Mann Shares	Long-term capital growth	Large value	The fund seeks long-term capital growth by investing primarily in equity securities. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Rainier Small/Mid Cap Equity Portfolio	Long-term capital growth	Medium blend	Invests 80% of its assets in companies with small and medium capitalizations. The fund targets U.S. companies with the prospects of strong earnings growth selling at attractive valuations. The Rainier Small/Mid Cap Equity Portfolio is advised by Rainier Investment Management, Inc.

Fidelity VIP Mid Cap Portfolio (SC2)	Long-term capital growth	Medium blend	Invests at least 80% of total assets in common stocks of domestic companies with medium market capitalization. The Fidelity VIP Mid Cap Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

The Delaware VIP Growth Opportunities Series (Service Class)	Long-term capital growth	Medium growth	Invests primarily in securities of medium-sized companies that have established themselves within the industry, but still have growth potential. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Putnam VT Vista Fund (IB Shares)	Capital growth	Medium growth	Invests primarily in stocks of mid-sized companies believed to offer above-average growth potential and whose earnings are likely to increase over time. Putnam VT Vista Fund is a series of the Putnam Variable Trust and is advised by Putnam Management.

Ariel Appreciation Fund®	Long-term capital growth	Medium value	Invests in companies with market caps primarily between $2.5 and $20 billion at the time of initial purchase. It identifies the common stocks of undervalued companies with long-term growth potential. The Ariel Appreciation Fund is advised by Ariel Capital Management, LLC.

Goldman Sachs VIT CORESM Small Cap Equity Fund	Long-term capital growth	Small blend	Portfolios are managed to have similar risk, capitalization, industry exposure, and style characteristics to their benchmark, while seeking to add incremental return through better stock selection. CORESM is a service mark of Goldman, Sachs & Co. The Goldman Sachs VIT CORE Small Cap Equity Fund is a series of the Goldman Sachs Variable Insurance Trust and is advised by Goldman Sachs Asset Management, L.P.

Neuberger Berman Genesis Fund (Advisor Class)	Capital growth	Small blend	Invests mainly in common stocks of small-capitalization companies. The managers look for undervalued companies whose current product lines and balance sheets are strong. Neuberger Berman Genesis Fund — Advisor Class is advised by Neuberger Berman Management Inc. and subadvised by Neuberger Berman, LLC.

Wilshire VIT Small Cap Growth Fund — Horace Mann Shares	Long-term capital growth	Small growth	Invests in small cap equity securities (less than $2.5 billion at the time of investment) considered to have earnings growth potential. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Delaware VIP Trend Series (Service Class)	Long-term capital growth	Small growth	Invests primarily in stocks of small growth-oriented or emerging companies that, in the management team’s view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth. The Delaware VIP Trend Series is advised by Delaware Management Company, a series Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

Wilshire Target Small Company Value Portfolio (Investor Class)	Long-term capital growth	Small value	Seeks to provide investment results of a portfolio with publicly traded common stocks of companies in the small company value sub-category of the Wilshire 5000 Index. The Wilshire Target Mutual Funds are advised by Wilshire Associates Incorporated.

Royce Capital Fund Small-Cap Portfolio	Long-term capital growth	Small value	Invests in small-cap companies using a disciplined value approach. The manager believes that investors in the Fund should have a long-term investment horizon of at least three-years. The Royce Capital Fund Small-Cap Portfolio is advised by Royce & Associated, LLC.

Ariel Fund®	Long-term capital growth	Small value	Invests in companies with market caps primarily between $500 million and $2.5 billion at the time of initial purchase. The fund identifies the common stocks of undervalued companies with long-term growth potential. The Ariel Fund is advised by Ariel Capital Management, LLC.

Wilshire VIT International Equity Fund — Horace Mann Shares	Long-term capital growth	International	Seeks long-term capital growth primarily through diversified holding of marketable foreign equity investments. Invests in the stock of large, well-managed, non-U.S. companies. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP Overseas Portfolio (SC2)	Long-term capital growth	International	Invests at least 80% of total assets in foreign securities. The fund normally invests primarily in common stocks. The Fidelity VIP Overseas Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Balanced Fund — Horace Mann Shares	Capital growth/Current income	Balanced	Seeks to realize a high, long-term total rate of return consistent with prudent investment risks. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

Fidelity VIP High Income Portfolio (SC2)	High current income/Capital growth	Bond	Invests in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on low-quality debt securities. The Fidelity VIP High Income Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Income Fund — Horace Mann Shares	Current income	Bond	Seeks to achieve a long-term total rate of return in excess of U.S. bond market over a full-market cycle. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated.

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Name	Objective	Investment Type	Investment Strategy and Advisor
Fidelity VIP Investment Grade Bond Portfolio (SC2)	Current income	Bond	Invests in U.S. dollar-denominated investment-grade bonds. The fund invests across different market sectors and maturities. The Fidelity VIP Investment Grade Bond Portfolio is a series of the Fidelity VIP Series and is advised by Fidelity Management & Research Co.

Wilshire VIT Short Term Investment Fund — Horace Mann Shares	Current income/Preservation of capital	Bond	Seeks to realize maximum current income to the extent consistent with liquidity. Preservation of principal is a secondary objective. The Wilshire VIT Funds are advised by Wilshire Associates Incorporated

The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the IRC. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing.

The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

Certain Payments We Receive with Regard to the Underlying Funds — An investment adviser or a sub-adviser of an Underlying Fund (or its affiliates) may compensate Us and/or certain affiliates for administrative or other services provided with respect to the Underlying Funds. The amount of the compensation generally is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that We issue. These percentages differ and some advisers or sub-advisers (or their affiliates) may pay Us more than others. These percentages currently range up to 0.50%.

Selection of Funds — We select the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund’s adviser or sub-adviser or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net premium payments and/or transfers of Account Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

Addition, Deletion, or Substitution of Funds — We do not guarantee that each Underlying Fund will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable law, to add new underlying funds or classes of underlying funds, close existing Underlying Funds or classes of Underlying Funds, or substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without notice to You and prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

Voting Rights

Unless otherwise restricted by the plan under which a Contract is issued, each Contract Owner has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

The number of votes that a Contract Owner may cast is based on the number of Accumulation Units or Annuity Units owned as of the record date of the shareholder meeting. We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC in proportion to the vote by Contract Owners who have Separate Account units as long as such action is required by law. Contract Owners will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares.

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The Contract

Contract Owners’ Rights

The Contract will be issued as a retirement plan on a qualified basis as defined in the IRC. Qualified Contracts are subject to certain tax restrictions. See “Tax Consequences.”

To participate in a Qualified Plan, the Contract Owner may be required to forego certain rights granted by the Contract and should refer to the provisions of his or her Contract, the provisions of the plan or trust instrument and/or applicable provisions of the IRC.

Unless otherwise provided by law, and subject to the terms of any governing plan or trust, or to the rights of any irrevocable beneficiary or assignee, the Contract Owner may exercise all privileges of ownership, as defined in the Contract. These privileges include the right during the period specified in the Contract to change the beneficiary, to assign the Contract or the interest in the Contract, and to agree to a modification of the Contract terms. No designation or change in designation of a beneficiary and no assignment of the Contract or an interest therein will take effect unless We receive written request therefor at our Home Office. The request will take effect as of the date We receive it, subject to payment or other action taken by Us before Your request was received.

Purchasing the Contract

To purchase a Contract, You must complete an application bearing all requested signatures and a properly endorsed suitability questionnaire. For a Contract issued pursuant to Section 403(b) of the IRC, the applicant must sign an acknowledgment of the IRC restrictions on withdrawals applicable to such contracts. For a traditional IRA, Roth IRA, SIMPLE or a Contract issued under a SEP plan, the applicant must acknowledge receipt of the IRA disclosure form. For a 457(b) and 401(a) plans the employer will purchase the Contract on behalf of the employee. The employee will be required to complete an application and suitability form. The employee must also acknowledge receipt of the 457(b) disclosure form.

Applications are to be sent along with Your premium payment, to Our Home Office. If Your application is complete and Your initial premium payment has been received at Our Home Office, We will issue Your Contract within two business days of its receipt, and credit Your initial Net Premium to Your Contract. We deem receipt to occur on a Valuation Date if We receive Your properly completed application and premium payment at Our Home Office before 3:00 p.m. Central Time. If received after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

If an incomplete application is received, HMLIC will promptly request additional information needed to process the application. The initial premium payment will be held in a suspense account, without interest, for a period not exceeding five business days. If the necessary information is not received within these five business days HMLIC will return the initial premium payment, unless otherwise directed by the applicant.

We generally will not issue You a Contract if the Annuitant is older than age 85 on the date the Contract would take effect. Under certain circumstances, however, We may issue Contracts above this maximum issue age.

Although We do not anticipate delays in Our receipt and processing of applications or premium payment requests, We may experience such delays to the extent agents fail to forward applications and premium payments to Our Home Office on a timely basis.

Canceling the Contract

Subject to state insurance laws, You have the right to cancel the Contract for any reason within 30 days after You receive the Contract. To cancel a Contract, You must provide written notice of cancellation and return the Contract to Us at Our Home Office, or to the agent who sold it, within this “free look period.” HMLIC will refund the greater of: (1) the premium payments made for the Contract, less any withdrawals and any outstanding loan balance; or (2) the Account Value minus any applicable premium bonus as of the date the returned Contract was received. We will pay the refund within 10 calendar days after we receive the Contract. Upon return of the Contract, it will be deemed void.

Premium Payments

Amount and Frequency of Premium Payments — Net Premium payments allocated to the Separate Account will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum purchase payment for the Contract is $25 per month or $300 per year. HMLIC offers a 2% premium bonus under Contracts to which the premium bonus rider applies. The Surrender Charge period is 9 years for Contracts with that rider. There is no additional charge for the rider.

The IRC limits the amounts which may be contributed to Qualified Plans. See “Tax Consequences — Contract Owners — Contribution Limitations and General Requirements Applicable to Qualified Plans.”

Allocation of Net Premiums — When You complete Your application, You will give Us instructions on how to allocate Your Net Premium payments among the fixed account and/or the Subaccounts. The amount You direct to a particular Subaccount or to the fixed account must be in whole number percentages from 1% to 100% of the Net Premium payment. If You make additional premium payments, We will allocate the Net Premiums in the same manner as Your initial Net Premium payment. The minimum Net Premium payment amount allocated to any Subaccount or the fixed account in any given Contract Year must equal or exceed $100. A request to change the allocation of premium payments will be effective on the first Valuation Date following receipt of the request by HMLIC’s Home Office unless a future date is requested. The Contract Owner may request a change of allocation at any time.

Accumulation Units and Accumulation Unit Value — Net Premiums allocated to the Separate Account are credited on the basis of Accumulation Unit Value. The number of

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Accumulation Units purchased by Net Premium payments is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at Our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, expenses and the deduction of certain charges.

Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Day. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

•	the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
•	plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
•	minus the dollar amount of the mortality and expense risk fee and applicable rider charges we deduct for each day in the Valuation Period;
•	divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

Transactions

Transfers — You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Contract, subject to Contract limitations, at any time before the Annuity Date. We reserve the right to limit transfers from the fixed account to the Subaccounts before the Annuity Date as follows:

•	No more than 25% of the Fixed Account Value can be transferred to one or more Subaccounts during a 365 day period.
•	Any request to transfer the total Fixed Account Value to one or more Subaccounts will be transferred over a four-year period. No more than 25% of the amount will be transferred in any year before the final transfer.

We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer privilege at any time for all Contract Owners. We also reserve the right to restrict or terminate the transfer privilege for any specific Contract Owner if in Our opinion We determine the Contract Owner to be using the Contract for the purposes of market timing or for any other purpose that We, in our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. See the “Market Timing” section below.

You may transfer value from one existing Investment Option into as many as 10 other Investment Options. The minimum amount that can be transferred is $100 or the entire dollar value of the Subaccount(s), whichever is less. A transfer may not leave a Subaccount balance or fixed account balance of less than $100.

A Contract Owner may elect to transfer funds between Subaccounts and the fixed account by submitting a written request to Our Home Office, by sending a telefacsimile (FAX) transmission request to (217) 527-2307, by telephoning (217) 789-2500 or (800) 999-1030 (toll-free), or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. CAUTION: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider’s, Your agent’s, or Our’s, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make your transaction request in writing to Our Home Office. You also should protect Your PIN, because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

Depending on the means used to request a transfer, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the name of the Contract Owner and the Contract number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Subaccounts from which and to which the transfer is to be made. Transfers are effective on the first Valuation Date following receipt of the request (in a form acceptable to Us) at Our Home Office unless a future date is requested. See “Other Information — Forms Availability.”

Dollar Cost Averaging — Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Investment Options to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. You may transfer value from one Investment Option into as many as 10 other Investment Options. You may request dollar cost averaging by the same means as described above for transfers. This option is only available prior to the Annuity Date.

The transfers will begin on the first Valuation Date following receipt of the request in HMLIC’s Home Office and will continue on this day each period until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify

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HMLIC’s Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307 or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

Because the values of the Subaccounts from which the transfers may occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the value of a Subaccount may increase and result in a balance remaining at the end of the period selected.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amounts to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or company website.

Rebalancing — Rebalancing is the periodic adjusting of Investment Option balances to maintain a preestablished asset allocation strategy. You may request a rebalancing of Your Account Value either once or on a periodic basis.

For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Contract Owner. You may rebalance Your Account Value into as many as 10 Investment Options. You may request rebalancing by the same means as described above for transfers.

Rebalancing will begin on the first Valuation Date following receipt of the request in Our Home Office. For periodic rebalancing requests, subsequent rebalancing of Your Account Value will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your Account Value will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify Our Home Office either in writing, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section.

All requests must identify the Contract Owner’s name and Contract number, specify the Investment Options to be utilized and the amount to be taken from each, and include proper authorization, such as a signature on a form or validating information if using the telephone or Our website.

Changes to Premium Allocations — A Contract Owner may elect to change the allocation of future Net Premium payments at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by telefacsimile (FAX) transmission to (217) 527-2307, or by accessing Our website at www.horacemann.com and looking in the “Account Access” section. Depending on the means used to request a change, the request must: (1) be signed by the Contract Owner or, for telephone and website transactions, accompanied by validating information, (2) include the Contract Owner’s name and Contract number, and (3) specify the new allocation percentage for the fixed account and/or for each Subaccount (in whole percentages). Allocations made to the fixed account or to one or more Subaccounts must total 100%. HMLIC reserves the right to restrict the minimum Net Premium amount allocated to any Subaccount in any given Contract Year to $100. Changes in allocation instructions are effective on the first Valuation Date following receipt of the request by Our Home Office. See “Other Information — Forms Availability.”

Market Timing — The Contract and the Subaccounts are not designed for ‘market timing’ through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers of contract value among the Subaccounts. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds’ investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally and Contract Owners and their Contract performance, more specifically.

If HMLIC determines, in its sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, it will take action to protect the other Contract Owners and/or terminate the Contract. In making these determinations, We may consider the combined transfer activity of Contracts that we believe are under common ownership, control or direction. HMLIC does not include transfers made pursuant to dollar cost averaging or rebalancing when considering whether to take action. HMLIC applies its market timing policies and procedures uniformly to all owners of a particular Contract series.

Such action will include requiring future transfer requests under the Contract to be submitted with an original signature via U.S. Mail for a finite period of time or for the duration of the Contract. If this restriction is imposed, We will reverse within one to two business days any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal.

If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Contract Owners, it will notify You in writing of any restrictions.

The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by others to avoid detection. Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Contract owners may be subject to the risks described above.

The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. Such policies and procedures may be more or less restrictive than HMLIC’s policies and procedures. As a result,

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We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds. HMLIC also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares.

Surrender or Withdrawal Before Commencement of Annuity Period — Account Value may only be withdrawn from Section 403(b) Contracts, 457(b) Contracts and certain 401(a) contracts under certain circumstances. (See “Tax Consequences.”) However, if not restricted by the IRC or applicable retirement plan under which the Contract is issued, You may surrender the Contract or withdraw part of Your Account Value for cash before Annuity Payments begin. Any partial withdrawal is subject to a $100 minimum and may not reduce the Contract Owner’s interest in a Subaccount to less than $100.

The surrender or partial withdrawal of Variable Account Value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a valid request for surrender or partial withdrawal in Our Home Office. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Contract Owner. These consequences include current taxation of payments received, and may include penalty taxes resulting from premature distribution. (See “Tax Consequences.”)

A Contract Owner eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, written request to HMLIC at Our Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A partial withdrawal request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will be accepted only if the request is sent to (217) 527-2307 and the proceeds are sent to the Contract Owner. A surrender request must be in a form acceptable to HMLIC; telefacsimile (FAX) transmissions of the request will not be accepted. See “Tax Consequences” and “Other Information — Forms Availability.”

Withdrawals and surrenders will be processed either on a date specified by You in a request, provided the date specified occurs on or after receipt of the request at Our Home Office, or at the next computed value following receipt of a valid request at Our Home Office.

For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days prior to Your surrender or withdrawal request, We will hold Your request until We have acquired confirmation of the correct address. Upon receipt of Your confirmation of the address, We will consider the surrender or withdrawal request to be received in good form.

Surrenders and withdrawals from the fixed account and any Subaccount are subject to the Surrender Charges shown below. There are 2 Surrender Charge periods available under this contract. Both are shown below. The charges applicable to Your Contract will depend on how You completed the application and are printed on Your Contract data pages.

Surrender Charges During Contract Year	Surrender Charge %
	9 Year	5 Year
1	8.0%	8.0%
2	7.5%	7.5%
3	7.0%	7.0%
4	6.0%	6.0%
5	5.0%	5.0%
6	4.0%	0.0%
7	3.0%	0.0%
8	2.0%	0.0%
9	1.0%	0.0%
Thereafter	0.0%	0.0%

Surrender Charges are applied to surrenders and withdrawals based on the effective date of the Contract and not on the date the premium payment is paid.

The applicable withdrawal charge will be deducted from the amount withdrawn and the balance paid to You. For example, a request to withdraw $3,000 at a 4% Surrender Charge will result in a surrender charge of $3,000 x 4% = $120, which will be deducted from the withdrawal and the balance of $2,880 would be paid to You. Any taxes withheld will reduce the dollar amount of the distribution received. When You wish to receive a certain amount after the deduction of any surrender charges or applicable taxes, this is called a net withdrawal. We will determine what the total withdrawal and applicable charges would be to result in a desired net withdrawal when possible. In order for You to receive a net withdrawal of $3,000 in this example, we would need to withdraw $3,125 from your account, raising the surrender charge to $3,125 x 4% = $125 with the balance of $3,000 paid to You.

The Surrender Charge is assessed on the basis of the amount surrendered or withdrawn from the Subaccount(s), but will never exceed 9% of Your total Net Premium payments to a Subaccount during the lifetime of the Contract. For example, if a Contract Owner’s Subaccount value is $12,000 and Net Premium payments to date equal $10,000 and the Contract Owner Surrenders the Contract, then the Surrender Charge may not exceed 9% of $10,000 ($900).

If premium taxes are deducted before surrender or withdrawal, any reduction of HMLIC’s premium tax liability resulting from the surrender or withdrawal will be to HMLIC’s benefit.

If You request a withdrawal for hardship purposes from Your 403(b) Contract or from Your employer’s 401(k) plan using the safe harbor regulations of the IRC, You may be suspended from making contributions to all other plans of Your employer for six months. You should consult with Your plan administrator for further guidance before making a hardship withdrawal. After the six-month period is completed, You may resume making contributions.

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Payments We Make — HMLIC ordinarily completes a transaction within seven calendar days after receipt of a proper request to transfer, surrender, partially withdraw or commence Annuity Payments. The value of a Contract is determined as of the Valuation Date on which a valid transaction request is received. However, determination of Account Value and processing the transaction may be deferred for: (1) any period during which the NYSE is closed for other than customary weekend or holiday closings, or during which trading on the NYSE is restricted by the Securities and Exchange Commission; (2) any period when the SEC determines that an emergency exists that makes it not reasonably practicable to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit Values; or (3) any other period designated by the Securities and Exchange Commission to protect persons with interests in the Separate Account.

We reserve the right to defer payment of amounts from the fixed account for up to six months after receipt of Your written request, but only after We have made a written request and received written approval of the insurance department of the state in which this Contract was delivered. We will pay interest on any payment deferred for 30 days or more at the applicable interest rate.

If You have submitted a check or draft to Our Home Office, We have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, We may be required to reject a premium payment and/or block a Contract Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans (if applicable), or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Contract Owner or a Contract Owner’s account to governmental regulators.

Confirmations — HMLIC mails written confirmations of premium payments to Contract Owners on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, withdrawals and surrenders are mailed to Contract Owners within seven calendar days of the date the transaction occurred.

If a Contract Owner believes that the confirmation statement contains an error, the Contract Owner should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll free).

Deductions and Expenses

We make certain charges and deductions under the Contract. These charges and deductions compensate Us for: services and benefits We provide; costs and expenses We incur; and risks We assume.

Services and Benefits We Provide

•	the death benefit, and cash benefits under the Contract
•	Investment Options, including Net Premium allocations
•	administration of elective options
•	the distribution of reports to Contract Owners
•	Annuity Payment options

Costs and expenses We incur:

•	costs associated with processing applications and with issuing and administering the Contract
•	overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of the Contracts
•	other costs of doing business, such as collecting premium payments, maintaining records, effecting transactions, and paying federal, state and local premium, and other taxes and fees

Risks We assume:

•	that the costs of providing the services and benefits under the Contracts exceed the charges We deduct

Premium Taxes — Certain state and local governments levy a premium tax, currently between 0 and 3.5%, on the amount of premium payments made under this Contract. We will deduct any premium taxes relating to this contract from the premium or from the Annuitized Value, when applicable. The amount of such premium taxes, if any, and the time of deduction of those taxes will be determined by the Contract Owner’s current place of residence.

Surrender Charges — If You make a withdrawal or surrender under the Contract, HMLIC will assess a charge to compensate it for the cost of selling the Contract.

Withdrawals may not be made from Section 403(b), 457(b), and certain Section 401(a) Contracts, except under certain circumstances. (See “Tax Consequences.”) However, if not restricted by the IRC or applicable retirement plan under which the Contract is issued, a Contract Owner may surrender the Contract in whole or withdraw a portion of the Account Value for cash before Annuity Payments begin.

HMLIC reserves the right to waive either a portion or the whole Surrender Charge in some situations. In some situations, You may make a withdrawal with no Surrender Charge. Please see Your Contract for further details. For further information regarding surrender or withdrawals see “The Contract — Transactions — Surrender or Withdrawal Before Commencement of Annuity Period.”

Annual Maintenance Fee — We will deduct an annual maintenance fee of no more than $25 from each Contract on the Contract anniversary date. This fee will be waived if the Account Value equals or exceeds $25,000 at the time the fee is assessed. We will deduct a proportionate amount of the annual maintenance fee upon the surrender of this Contract.

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The annual maintenance fee ceases when Annuity Payments begin. The annual maintenance fee is intended to reimburse HMLIC for actual expenses incurred in administering the Contract. We do not expect to profit from such fee and assume the risk that this annual maintenance fee may be insufficient to cover the actual costs of administering the Contract.

Mortality and Expense Risk Fee (“M&E Fee”) — For assuming mortality and expense risk, We apply an asset charge to the Subaccounts. This fee may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk; these may vary from time to time); however, We reserve the right to change the fee (subject to the 1.25% ceiling) in the future. The fee is computed on a daily basis.

Charges for Optional Riders — Guaranteed Minimum Death Benefit Rider — Annual Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge. Contract Owners who elect this rider each will pay 0.20% of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Guaranteed Minimum Death Benefit Rider — 5% Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge. Contract Owners who elect this rider each will pay 0.30% of the Variable Account Value on an annual basis. The charge for this rider will continue until the Contract is terminated or You annuitize the Account Value.

Premium Bonus Rider — This option provides for a credit equal to two percent (2%) of Net Premium We receive at Our Home Office during the first Contract Year. Electing this option will result in the surrender charge period being increased from 5 to 9 years in length. Electing this option will not cause the mortality and expense risk fee to increase, nor will it increase surrender charges during the Contract’s first five years. However, during years 6-9 of the surrender charge period, the amount of the premium bonus may be more than offset by the surrender charges associated with the bonus. We may use any proceeds from surrender charges associated with the bonus to recoup the amount of any premium bonus paid.

Operating Expenses of the Underlying Funds — The deductions from and expenses paid out of the assets of the Underlying Funds are described in each Underlying Fund’s prospectus.

Death Benefit

Death Benefit Proceeds

If a Contract Owner dies (or the sole Annuitant dies and the sole Contract Owner is not a natural person) before the Annuity Date and while the Contract is in force, We will pay a death benefit to the beneficiary designated by the Contract Owner. The death benefit is determined for each beneficiary as of the date Proof of Death is received by HMLIC from such beneficiary. Proof of Death includes a certified death certificate or other satisfactory evidence of death, a completed claimant’s statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to Us.

The beneficiary will receive the greatest of:

1.	the Account Value; or

2.	the Net Premium paid, less an adjustment for any withdrawals and an adjustment for any outstanding loan balance, or

3.	the death benefit provided in any rider attached to the Contract.

At the option of the beneficiary, We will pay all or part of the death benefit proceeds to the beneficiary under one of the Annuity Payment options described under “Annuity Payments — Annuity Payment Options.” If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to a payee designated by the beneficiary or, if no subsequent payee has been designated, to the beneficiary’s estate.

Guaranteed Minimum Death Benefit Riders

In addition to the standard death benefit included in the Contract, the Contract Owner may add the optional death benefits described below for an additional cost. These riders may not be available in all states.

Guaranteed Minimum Death Benefit — Annual Step-up — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge.

Death Benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the Step-Up Death Benefit described in the Guaranteed Minimum Death Benefit Step-Up Rider.

Step-Up Death Benefit

The Step-Up Death Benefit is based on a series of calculations of Step-Up Anniversary Value. The Step-Up Death Benefit is equal to the greatest Step-Up Anniversary Value attained from this series of calculations, adjusted by any outstanding loan balance as set forth below.

HMLIC calculates the Step-Up Anniversary Value for every Contract Anniversary before the oldest Contract Owner’s attainment of age 81, including the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80, or when HMLIC receives Proof of Death, whichever is earlier.

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For Contracts with a loan endorsement, the Step-Up Anniversary Value for a given Contract Anniversary is equal to the “Total Accumulation Value” (as defined in the loan endorsement) as of that Contract anniversary increased by any subsequent Net Premium received, and decreased by any adjustments for any subsequent withdrawals. The Step-Up Death Benefit will be adjusted by any outstanding loan balance at the time HMLIC receives Proof of Death of any Contract Owner or the sole Annuitant if the sole Contract Owner is not a natural person. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the “Total Accumulation Value” immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. For Contracts without a loan endorsement, the Step-Up Anniversary Value for a given Contract Anniversary is equal to the Account Value as of that Contract Anniversary increased by any subsequent Net Premium received, and decreased by any adjustments for any subsequent withdrawals. We will determine any adjustment for any subsequent withdrawal by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately before the withdrawal. We will calculate the Death Benefit when We receive Proof of Death of any Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Rider charge

Any charge for this rider is guaranteed not to increase after this rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Issue Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option under the Contract; or

b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Guaranteed Minimum Death Benefit — 5% Accumulation — The Contract Owner may elect this optional death benefit at the time of Contract issue for an additional charge.

Death benefit under this rider

Before the Annuity Date, the death benefit is equal to the greatest of:

1.	the death benefit as described in the Contract; or

2.	the death benefit provided in any other rider attached to the Contract; or

3.	the Accumulation Death Benefit described in the Guaranteed Minimum Death Benefit — Accumulation Rider.

Accumulation Death Benefit

This rider provides an Accumulation Death Benefit as follows:

On the Issue Date, the Accumulation Death Benefit is equal to the initial Net Premium received. The Accumulation Death Benefit is increased by any subsequent Net Premium received, decreased by any adjustments for withdrawals, and is accumulated at the following interest rates:

1.	5 percent before or upon the Contract Anniversary immediately following the oldest Contract Owner’s attainment of age 80 depending on the option elected by the Contract Owner at the time of issue.

2.	0 percent thereafter.

For Contracts without a loan endorsement, an adjustment for any withdrawal is determined by dividing the withdrawal amount by the Account Value immediately before the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately before the withdrawal.

For Contracts with a loan endorsement, an adjustment for any withdrawal is determined by dividing the withdrawal amount by the Total Accumulation Value (as defined in the loan endorsement) immediately before the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately before the withdrawal.

We will calculate the death benefit when We receive Proof of Death of any Contract Owner or the sole Annuitant, if the sole Contract Owner is not a natural person. We also will adjust the Accumulation Death Benefit by any outstanding loan balance at that time.

Maximum Accumulation Death Benefit Value

The amount of the Accumulation Death Benefit shall not exceed an amount equal to 200 percent of Net Premium, less any adjustments for withdrawals, and less an adjustment for any outstanding loan balance as of the date We receive Proof of Death.

Rider charge

Any charge for this rider is guaranteed not to increase after the rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Variable Account Value and any Fixed Account charge from Your Fixed Account Value.

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Rider restrictions

We reserve the right to restrict allocations or transfers to the fixed account or any of the Subaccounts.

Termination of this rider

This rider cannot be terminated by the Contract Owner after the Contract Date. This rider terminates upon the earliest of:

a.	when the Contract Owner applies the Annuitized Value to an annuity option; or

b.	the date the Contract terminates as a result of surrender of the Contract or death of the Contract Owner (or the sole Annuitant, if the sole Contract Owner is not a natural person).

Annuity Payments

Qualified Plans often place certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Plans (except Roth IRAs) must begin by April 1 following the calendar year in which the Contract Owner reaches age 70 1/2. (See “Tax Consequences — Taxation of Contract Benefits.”)

The Contract provides for fixed or Variable Annuity Payment options or a combination of both. The Contract Owner may elect to have Annuity Payments made under any one or more of the options described below or may elect a lump sum payment. To begin receiving Annuity Payments You must submit a properly completed request form to Our Home Office. If We do not receive Your written election of an Annuity Payment option at Our Home Office at least 30 days before the anticipated Annuity Date, the Annuity Payment option will be the Life Annuity with Payments Guaranteed for 10 Years which is payable on a Variable basis for any value in a Subaccount.

We will process the request so that the Annuity Payments begin as of the first of the month following the month of receipt of Your request unless a later date is requested and approved by HMLIC. If You elect a fixed payment option, We will transfer Your Variable Account Value to the fixed account on the date Your request is received in Our Home Office. In addition, if You elect a Variable payment option, We will transfer Your Fixed Account Value to the Variable Account on the date we receive Your request in Our Home Office. Your premium payment allocation(s) will be changed to the fixed account or Variable Account, depending on the type of payment option elected. Generally, at the time an Annuity Payment option is selected, a Contract Owner must elect whether to withhold for federal and state income taxes. (See “Other Information — Forms Availability” and “Tax Consequences.”)

In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Fixed Annuity Payments remain level, except in the case of certain joint and survivor Annuity Payment options, and are paid in monthly, quarterly, semiannual, and annual installments. Variable Annuity Payments will vary in amount and are paid only on a monthly basis. If the Annuitized Value to be applied under any one fixed or Variable Annuity Payment option is less than $2,000 or if the option chosen would provide Annuity Payments less than $20 per month at the Annuity Date, then the Contract value may be paid in a lump sum.

Annuity Payment Options

The following Annuity Payment options are available on a Variable basis unless otherwise stated.

Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years — Annuity Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the number of guaranteed payments selected, and the age and sex of the Annuitant on the Annuity Date. Payments for this Annuity Payment option will continue as long as the Annuitant lives, or until all guaranteed payments have been made, whichever is later.

Guaranteed Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all guaranteed Annuity Payments have been made, the remaining guaranteed Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Payments for a Specified Period — Annuity Payments are made to the Contract Owner beginning with the Annuity Date and continue for the specified period of time as elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the Surrender Charge period. This option is available on a fixed payment basis only.

Annuity Payments cannot extend beyond the life expectancy of the Annuitant, as defined by the IRC. If the Contract Owner dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled.

If the Annuitant dies before all Annuity Payments have been made, the remaining Annuity Payments will be paid to the Contract Owner, if living, otherwise to the Beneficiary(ies) as scheduled.

After the Annuity Date, the Contract Owner may change this Annuity Payment option, or withdraw a portion of or surrender the Annuitized Value applied to this option. Any change or withdrawal the Contract Owner makes may affect any subsequent Annuity Payments. Surrender Charges may apply. If the Contract Owner surrenders the Annuitized Value applied to this Annuity Payment option, Annuity Payments will cease and the Contract will terminate. Thereafter, HMLIC will be free of any liability for the terminated Contract.

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Joint and Survivor Annuity — Payments are made to the Contract Owner beginning with the Annuity Date. The Annuity Payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

The available survivor options are to pay during the lifetime of the survivor (1) 50 percent, (2) two-thirds, or (3) 100 percent of the Annuity Payments paid (or the number of Annuity Units) while both Annuitants were living. Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, Annuity Payments cease. If the Contract Owner dies while at least one Annuitant is living, the remaining Annuity Payments will be paid to the Beneficiary(ies) as scheduled. After the Annuity Date, this Annuity Payment option cannot be changed and withdrawals cannot be made.

Other Payout Options

If the Contract Owner does not wish to elect one or more of the Annuity Payment options described above, the Contract Owner may:

a.	receive the proceeds in a lump sum less any applicable Surrender Charges, or

b.	leave the Contract with HMLIC and receive the value under the required minimum distribution requirements of IRC Section 401(a)(9), see “Required Minimum Distributions,” or

c.	elect any other payout option that HMLIC makes available.

Amount of Fixed and Variable Annuity Payments

The Annuitized Value will be applied to purchase the Annuity Payment option You select. The Annuitized Value applied to purchase Variable Annuity Payments will be allocated to the Subaccount(s) as the Contract Owner instructs. Not all Subaccount(s) may be available for Annuity Payments. The first monthly annuity payment purchased per $1,000 applied to each Subaccount under a Variable Annuity Payment option will be the same amount as the initial monthly Annuity Payment purchased per $1,000 applied to the corresponding fixed annuity option.

Fixed Annuity Payments — Except in the case of certain joint and survivor Annuity Payment options, the amount of each fixed Annuity Payment will not change. Higher Annuity Payments may be made at the sole discretion of HMLIC.

Variable Annuity Payments — If You choose to receive Variable Annuity Payments, the dollar amount of Your payment will depend upon: (1) Your Annuitized Value that is applied to purchase Variable Annuity Payments on the Annuity Date, less any deductions We make for premium taxes; (2) the assumed interest rate for the Contract (here, 2%); and (3) the performance of the Variable Investment Options You selected. The amount of the first monthly Variable Annuity Payment will vary with the form of Annuity Payment option selected and the age(s) of the Annuitant(s).

The first monthly Variable Annuity Payment is used to calculate the number of Variable Annuity Units for each subsequent monthly Annuity Payment. The number of Variable Annuity Units remains constant over the payment period except when a joint and survivor Annuity Payment option is chosen. Under that option, the number of Variable Annuity Units will be reduced upon the death of either Annuitant to the survivor percentage elected.

The amount of monthly Annuity Payments following the first Variable Annuity Payment varies from month to month. Annuity Payments are determined each month by multiplying the Variable Annuity Units by the applicable Variable Annuity Unit Value at the date of payment.

Annuity Unit Value

The Annuity Unit Value for the Wilshire VIT Equity Fund — Horace Mann Shares, Wilshire VIT Balanced Fund — Horace Mann Shares and Wilshire VIT Income Fund — Horace Mann Shares Subaccounts was set at $10.00 as of the date amounts first were allocated to provide Annuity Payments. The Annuity Unit Value for the Wilshire VIT Short-Term Investment Fund was established at $10.00 on July 1, 2004. The Annuity Unit Value for all other Subaccounts was established at $10.00 on March 1, 2005.

•	The current Variable Annuity Unit Value is equal to the prior Variable Annuity Unit Value on the Valuation Date when Annuity Payments were last determined, multiplied by the applicable net investment factor. This factor is computed by dividing (1) the net asset value of a share of the Underlying Fund on the current Valuation Date, plus any dividends or other distributions, by (2) the net asset value of a share of the Underlying Fund on the Valuation Date of the preceding Valuation Period, and multiplying this result by the investment multiplier. The investment multiplier is one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee, adjusted to a monthly rate.
•	If the net investment factor is equal to one, then monthly payments from that Subaccount will remain level. If the net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the net investment factor is less than one, the payments from that Subaccount will decrease.

Misstatement of Age or Sex

If any age or sex has been misstated, We will pay annuity payments in the amount which would have been paid at the correct age and sex. We will deduct any overpayments We have made, including interest, from future payments. We will pay any under payments, including interest, in a lump sum to the Contract Owner if living, otherwise to the beneficiary(ies). The interest rate will be equal to the guaranteed interest rate after the Annuity Date, as indicated on the Annuity Data pages of the Contract. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed.

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Tax Consequences

Other Considerations

This discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The rules governing the provisions of annuity contracts and qualified plans are extremely complex, often difficult to comprehend and may be changed at any time. The discussion does not address special rules, prior tax laws, or state tax laws. In addition, many of the provisions, including contribution limitations, enacted by the Economic Growth and Tax Relief Reconciliation Act of 2001 expire in 2011 unless extended or made permanent. A Contract Owner or a prospective Contract Owner considering adoption of or purchase of an annuity contract for a qualified plan should first consult with a qualified and competent tax adviser before taking any action that could have tax consequences.

Separate Account

The operations of the Separate Account form part of the operations of HMLIC; however, the IRC provides that no federal income tax will be payable by HMLIC on the investment income and capital gains of the Separate Account if certain conditions are met. Provided the investments of the Underlying Funds continue to meet the diversification requirements of IRC Section 817(h), the Contract Owner will not pay federal income tax on the investment income and capital gains under a Contract until Annuity Payments begin or a surrender or withdrawal is made.

Owner Control

In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts because of their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. Current taxation based on owner control generally does not apply to Qualified Contracts.

Transfers, Assignments, or Exchanges of a Contract

A transfer or assignment of ownership of a Contract that is a Qualified Plan is generally prohibited, and the tax consequences of doing so are not discussed herein. The designation of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to You that are also not discussed herein. A Contract Owner contemplating any such transfer, assignment, exchange or transaction should consult a tax advisor as to the tax consequences.

Contract Owners

Contribution Limitations and General Requirements Applicable to Qualified Plans

The tax rules applicable to participants in a Qualified Plan (as defined in this prospectus) vary according to the type of plan and according to the terms and conditions of the specific plan. The information provided here regarding the tax consequences of Qualified Plans is intended to be only general in nature. You should consult with Your tax adviser for the application of these rules to Your specific facts before purchasing an annuity Contract for a Qualified Plan.

Contributions under Qualified Plans may be either excludable from income if made through a salary reduction agreement or deductible from gross income with the exception of Roth IRAs. Salary reduction contributions are subject to limitations imposed by the IRC. Any contributions allowed to be made by the employer other than through salary reduction agreements are generally subject to additional limitations and are not discussed here. Further, contributions and investment earnings credited to the Contract Owner’s account are generally not taxable until such amounts are distributed as defined by the IRC. Purchasing a Contract as an investment vehicle for a Qualified Plan does not provide any additional tax advantage to that already available through the Qualified Plan.

Section 403(b) Tax-Deferred Annuity — A Section 403(b) tax-deferred (or tax-sheltered) annuity Contract is available for employees of public schools and certain organizations tax-exempt under Section 501(c)(3). Salary reduction contributions are limited to the lesser of $15,000 in 2006 or 100% of income. Additional catch-up amounts, $5,000 in 2006, may be contributed if the Contract Owner is age 50 or older. An additional special catch-up contribution is available to certain Contract Owners who have 15 years of service with his or her current employer. Both the maximum salary reduction contribution and additional amount if you are age 50 or older are indexed for inflation after 2006. Employer contributions are allowed with additional limitations under the Qualified Plan rules. Contributions may be subject to FICA (Social Security) tax. Contributions and earnings are not included in the Annuitant’s income until distributed. Distributions from Section 403(b) annuities generally cannot be made until the Annuitant attains age 59 1/2. However, exceptions to this rule include severance from employment, death, disability and hardship and, generally, the balance in the Contract as of December 31, 1988. Section 403(b) annuity Contract accumulations may be eligible for a tax-free rollover to an eligible retirement plan or transfer to another Section 403(b) annuity Contract. Section 403(b) annuities are subject to the required minimum distributions rules.

Section 408 traditional IRA — Annual contributions (other than rollover contributions) to a traditional IRA are limited to $4,000 in 2006 for both an individual and the spouse. Additional catch-up contributions ($1,000 in 2006) may be made if the Contract Owner is age 50 or older. Contribution limits to a traditional IRA are coordinated with Roth IRA contributions. Contributions cannot be made after age 70 1/2 (this limitation does not apply to Roth IRAs). The amount of any annual contribution that will be deductible from gross income is based upon the individual’s compensation, coverage under a retirement plan and marital status. For 2006, if the owner of the traditional IRA Contract is an active participant in another eligible retirement plan the deduction phases out when adjusted gross income (“AGI”) is between $50,000 and $60,000 for single filers and between $75,000 and $85,000 for married individuals filing jointly and between $0 and $10,000 for married filing separately. If the

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owner is not an active participant in a Qualified Plan but the owner’s spouse is, the deduction phases out when AGI is between $150,000 and $160,000. Traditional IRA accumulations may be eligible for a tax-free rollover to another eligible retirement plan or transfer to another traditional IRA. Traditional IRAs are subject to required minimum distribution rules.

Simplified Employee Pension (SEP) — If the Contract is used for a SEP IRA plan and the Contract Owner has elected to make traditional IRA contributions, the same limitations regarding maximum contributions and deductibility apply as those described above under traditional IRAs. If the SEP is offered under a salary reduction basis (SARSEP), the limitation for salary reduction contributions is $15,000 in 2006. The additional catch-up amount if the individual is age 50 or older also applies, $5,000 in 2006. Both the maximum annual contribution and additional amount if you are age 50 or older are indexed for inflation after 2006. New SARSEPs are not permitted after 1996, however, those in effect before 1997 may continue. Employer contributions are allowed subject to additional limitations and must be coordinated with other eligible retirement plan limitations. SEP IRA plans are subject to certain minimum participation and nondiscrimination requirements. Contributions and earnings are not includable in income until distributed. Rollover and required minimum distribution rules apply the same as for traditional IRAs.

Savings Incentive Match Plan for Employees (SIMPLE IRA) — If the Contract is used for a SIMPLE IRA, the salary reduction limitation is $10,000 for 2006 (indexed for inflation after 2006). As with traditional IRAs, additional contributions are allowed for individuals age 50 and older, $2,500 for 2006. Employer contributions are also required and are coordinated with other Qualified Plan contribution limitations. SIMPLE IRAs can accept rollovers only from other SIMPLE IRAs. Rollovers from SIMPLE IRAs are similar to traditional IRAs except that rollovers during the first two years of participation are limited to other SIMPLE IRAs. Required minimum distribution rules apply the same as those for traditional IRAs.

Roth IRAs — Annual contributions to a Roth IRA are limited to $4,000 for 2006 (and 2007) for both the individual and the spouse. This amount has additional limitations based upon the Contract Owner’s income and marital status. The annual contribution maximum is phased out when AGI is between $95,000 and $110,000 for single taxpayers and those taxpayers filing Head of Household, between $150,000 and $160,000 for married taxpayers filing jointly and between $0 and $10,000 for married taxpayers filing separate. Contributions to a traditional IRA are coordinated with Roth IRA contributions. An additional catch-up contribution is allowed if the individual is age 50 or older, $1,000 for 2006 and thereafter. Both the maximum annual contribution and additional amount if you are age 50 or older are indexed for inflation after 2006. Contributions to a Roth IRA are not deductible and if the Contract has been in existence for more than five years, certain qualified distributions are not includable in income (e.g., distributions made to a Contract Owner reaching age 59 1/2 or becoming disabled). Traditional IRAs, SEP IRAs and SIMPLE IRAs (after 2 years of participation in a SIMPLE IRA) can generally be rolled over or converted to a Roth IRA if the Contract Owner’s AGI is $100,000 or less and the Contract Owner is not married and filing a separate return. However, the converted amount is includable in income in the year of conversion. Roth IRAs can only be rolled over to other Roth IRAs. If certain requirements are met, it may be possible to recharacterize a Roth IRA contribution as a traditional IRA contribution. Roth IRAs are not subject to the required minimum distribution rules.

Section 457(b) Eligible Governmental Plan — A Section 457(b) deferred compensation plan is available for employees of eligible state or local governments. Salary reduction amounts are limited to the lesser of $15,000 for 2006 or 100% of includable compensation. Additional catch-up amounts may be contributed if the Contract Owner is age 50 or older, $5,000 for 2006. Both the maximum salary reduction amount and additional amount if you are age 50 or older are indexed for inflation after 2006. A special catch-up contribution is allowed in the last three years of employment before attaining normal retirement age. Contributions and earnings are not included in the Annuitant’s income until distributed. Distributions are not generally allowed until the employee reaches age 70 1/2 except for severance from employment or for an unforeseeable emergency or severe financial hardship. Section 457(b) annuity contract accumulations can be rolled over or transferred to other Section 457(b) eligible governmental plan contracts or an eligible retirement plan. Section 457(b) annuity contracts are subject to the required minimum distribution rules.

Section 401 — Section 401 permits employers to establish various types of retirement plans (e.g., pension, profit sharing, 401(k) plans) for their employees. Retirement plans established in accordance with Section 401 may permit the purchase of annuity contracts to provide benefits under the plan. In order for a retirement plan to be considered qualified under Section 401 it must: meet certain minimum standards with respect to participation, coverage and vesting; not discriminate in favor of highly compensated employees; provide contributions or benefits that do not exceed certain limitations; prohibit the use of plan assets for purposes other than the exclusive benefit of the plan participant and their beneficiaries covered by the plan; comply with certain minimum distribution requirements; provide for certain spousal survivor benefits; and comply with numerous other qualification requirements. A retirement plan qualified under Section 401 may be funded with employer contributions, employee contributions or a combination of both. Employee contributions may be made pre-tax (under a salary reduction agreement) or on an after-tax basis.

Rollovers — A rollover (or direct rollover) is a tax-free transfer of a distribution (cash or other assets) from one retirement plan to another. A trustee-to-trustee transfer is a tax-free transfer from one retirement plan to a similar retirement plan and does not involve a distribution. Distributions that are properly rolled over and transfers are not includable in income until they are ultimately paid out of the Contract. A Section 401 plan can be rolled over to another Section 401 plan, a traditional IRA, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible Section 457 governmental plan. A traditional IRA can be rolled over to another traditional IRA, a Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible

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Section 457 governmental plan, although non-deductible contributions in a traditional IRA can only be rolled over into another IRA.

A Section 403(b) tax-deferred annuity can be rolled over or transferred to a traditional IRA, a Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible Section 457 governmental plan. In all cases the eligible Section 457 plan must separately account for amounts rolled over from other non-Section 457 plans. For a Section 403(b) annuity only amounts eligible for distribution can be rolled over. However, amounts may be transferred between tax-deferred annuities if the requirements of Revenue Ruling 90-24 are met. A SIMPLE IRA can only be rolled over to another SIMPLE IRA during the first two years of participation. Thereafter, a SIMPLE IRA can be rolled over tax-free to a traditional IRA, a qualified Section 401 plan, a Section 403(b) plan, or a Section 457 plan. A Roth IRA can generally only be rolled over to another Roth IRA.

Taxation of Contract Benefits

Amounts contributed through salary reduction, employer contributions, or deductible amounts in the case of traditional IRAs are not taxed at the time of contribution. Earnings are also not taxed as they accumulate within the annuity Contract. Except for qualified distributions from Roth IRAs, after-tax contributions, or non-deductible contributions to an IRA, Contract benefits will be taxable as ordinary income when received in accordance with Section 72 of the IRC.

Loans, if not made within certain terms of the IRC, will be treated as distributions. Loans from Sections 401 and 403(b) plans will generally not be treated as distributions if the terms require repayment within five years (except loans to acquire a home); the loans have substantially level payments over the term of the loan; the loans do not exceed $50,000 and the loans are evidenced by a legally enforceable agreement. Loans are not allowed for IRAs.

Qualified distributions from a Roth IRA are not taxable. A qualified distribution is any distribution made at least five years after issuance of the owner’s first Roth IRA and made after attainment of age 59 1/2; as the result of death or disability, or as a qualified first-time homebuyer distribution.

Additional Taxes

Premature Distribution Tax — An additional tax (penalty tax) will apply to premature distributions from a Qualified Plan. A premature distribution is generally any distribution made before the Contract Owner reaches age 59 1/2. The penalty tax is 10% of the amount of the payment that is includable in income. The penalty tax increases to 25% for distributions from a SIMPLE IRA if made within the first two years of participation. The penalty tax does not apply to conversions of traditional IRAs to Roth IRA’s and distributions from Section 457 plans. Certain payments may be exempt from the penalty tax depending on the type of Qualified Plan such as payments made: 1) after age 59 1/2, 2) as the result of death or disability, 3) that are part of a series of substantially equal periodic payments over the life or life expectancy of the owner or the joint lives or joint life expectancy of the owner and beneficiary, 4) after separation from service and attainment of age 55, 5) for medical care, 6) under a qualified domestic relations order (QDRO) and 7) to correct excess contributions or elective deferrals. If the Contract is a traditional IRA or Roth IRA, exception 4) and 6) listed above do not apply. In addition, for a traditional IRA or Roth IRA there are additional exceptions, which include payments made: 1) for reimbursement of health insurance while the Contract Owner was unemployed, 2) for qualified education expenses, and 3) for a qualified first-time home purchase.

Required Minimum Distribution Excise Tax — If the amount distributed from a Qualified Plan is less than the required minimum distribution for the year (discussed below), the Contract Owner is generally subject to a non-deductible excise tax of 50% on the difference between the required minimum distribution and the amount actually distributed.

Required Minimum Distributions — The Contract Owner of all Qualified Plans except Roth IRAs is generally required to take certain required minimum distributions during the Contract Owner’s life and the beneficiary designated by the Contract Owner is required to take the balance of the Contract value within certain specified periods following the Contract Owner’s death.

The Contract Owner must take the first required distribution by the required beginning date and subsequent required distributions by December 31 of each year thereafter. Payments must be made over the life or life expectancy of the Contract Owner or the joint lives or joint life expectancy of the Contract Owner and the beneficiary. The amount of the required minimum distribution depends upon the Contract value and the applicable life expectancy. The required beginning date for traditional IRAs, SEPs, and SIMPLE IRAs is no later than April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2. The required beginning date for Section 401(a) plans, Section 403(b) annuities, and Section 457 plans is the later of April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2 or retires.

If You have elected the Guaranteed Minimum Death Benefit feature and are taking withdrawals rather than annuity payments to satisfy the minimum distribution requirements, the value of this feature may need to be included in calculating the amount required to be distributed. Consult a tax advisor.

Upon the death of the Contract Owner, the beneficiary must take distributions under one of the following two rules.

1.	If the Contract Owner dies on or after the required beginning date and has designated a beneficiary, any remaining balance must be distributed over the longer of the remaining life expectancy of the Contract Owner’s designated beneficiary or the remaining life expectancy of the Contract Owner. If there is no designated beneficiary as of the date for determining a designated beneficiary, distributions shall continue over the remaining life expectancy of the Contract Owner.

28

2.	If the Contract Owner dies before the required beginning date, the balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the Contract Owner’s death. If the Contract value is payable to a beneficiary other than a spouse, it may be paid over the life expectancy of that beneficiary, provided distributions begin by December 31 of the calendar year following the year of the Contract Owner’s death. If the beneficiary is the spouse, the spouse may defer payments until the end of the calendar year in which the Contract Owner would have reached age 70 1/2 or treat the IRA as his or her own and roll over the Contract to a traditional IRA or any other eligible retirement plan.

Withholding — Mandatory federal income tax is generally required to be withheld at the rate of 20% on distributions from Qualified Plans. Exceptions to this rule include: distributions from traditional IRAs or Roth IRAs; non-taxable distributions; a direct rollover or direct transfer to an eligible retirement plan; periodic payments over the Contract Owner’s life expectancy or the joint life expectancy of the Contract Owner and the beneficiary; periodic payments over a period of ten years or more; required minimum distributions; and hardship distributions.

For all amounts not subject to the mandatory 20% withholding except Roth IRAs, federal income tax is generally required to be withheld unless the Contract Owner elects not to have federal income tax withheld. For periodic payments (Annuity Payments), the withholding is calculated like wage withholding. For all other payments withholding is at a rate of 10%. HMLIC will notify the Contract Owner at least annually of his or her right to revoke the election not to have federal income tax withheld. State and/or local tax withholding may also apply.

Federal Estate Taxes — While no attempt is being made to discuss the federal estate tax implications of the Contract, purchasers of annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax — Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the IRC may require HMLIC to deduct the tax from Your Contract or from any applicable payment, and pay the tax directly to the IRS.

Annuity Purchases by Nonresident Aliens and Foreign Corporations — The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers who/that are U.S. citizens or residents. Annuity contract purchasers who/that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, annuity contract purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the annuity contract purchaser’s country of citizenship or residence. Prospective annuity contract purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes — Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation, regulation or otherwise. Consult a tax advisor with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Other Information

The Contract is offered and sold by HMLIC through its licensed life insurance sales personnel who are also registered representatives of HM Investors. In addition, the Contract may be offered and sold through independent agents and other broker-dealers. HMLIC has entered into a distribution agreement with our affiliate, HM Investors, principal underwriter of the Separate Account. HM Investors, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, is a broker-dealer registered under the Securities Exchange Act of 1934. HM Investors is a member of the NASD and is a wholly-owned subsidiary of Horace Mann Educators Corporation. Sales commissions are paid by HMLIC to HM Investors and other broker-dealers. Sales commissions range from 1.00% to 11.00% of premium payments received.

Legal Proceedings — HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement, or on HMLIC’s ability to meet its obligations under the Contract.

Modification of the Contract — The Contract provides that it may be modified by HMLIC to maintain continued compliance with applicable state and federal laws. Contract Owners will be notified of any modification. Only officers designated by HMLIC may modify the terms of the Contract.

Registration Statement — A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Contract. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits. Statements contained in this prospectus as to the content of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the Contract and these instruments as filed.

29

Communications to Contract Owners — To ensure receipt of communications, Contract Owners must notify HMLIC of address changes. Notice of a change in address may be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 527-2307 or by calling (217) 789-2500 or (800) 999-1030 (toll-free).

HMLIC will attempt to locate Contract Owners for whom no current address is on file. In the event HMLIC is unable to locate a Contract Owner, HMLIC may be forced to surrender the value of the Contract to the Contract Owner’s last known state of residence in accordance with the state’s abandoned property laws.

Contract Owner Inquiries — A toll-free number, (800) 999-1030, is available to telephone HMLIC’s Annuity Customer Service Department. Written questions should be sent to Horace Mann Life Insurance Company, Annuity Customer Service, P.O. Box 4657, Springfield, Illinois 62708-4657.

Forms Availability — Specific forms are available from HMLIC to aid the Contract Owner in effecting many transactions allowed under the Contract. These forms may be obtained by calling the Annuity Customer Service Department toll-free at (800) 999-1030.

NASD Regulation’s Public Disclosure Program — Information about HM Investors and Your agent is available from the NASD at www.nasd.com or by calling (800) 289-9999 (toll-free).

Additional Information

A copy of the Statement of Additional Information providing more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:

To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by telefacsimile (FAX) transmission to (217) 535-7123, or telephone (217) 789-2500 or (800) 999-1030 (toll-free) to request a copy.

Horace Mann Life Insurance Company

P.O. Box 4657

Springfield, Illinois 62708-4657

Please provide free of charge the following information:

Statement of Additional Information dated February 14, 2006 for the Separate Account

Please mail the above document to:

(Name)

(Address)

(City/State/Zip)

30

Appendix 1

5% Accumulation Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	There is a withdrawal on the 3rd contract anniversary of $25,000. The account value immediately before the withdrawal is $125,000.
•	We are calculating the death benefit on the 5th contract anniversary. The account value at that time is $101,000.
•	The are no loans on the contract.
•	The client has not yet attained age 81.
•	No other GMDB rider was selected.

The accumulation GMDB value at issue is equal to the initial net premium.

$100,000

The accumulation GMDB value immediately before the withdrawal is the initial net premium accumulated at 5% interest for 3 years:

$100,000 × 1.053 = $115,763

The withdrawal adjustment is the withdrawal amount divided by the account value immediately before the withdrawal and multiplied by the accumulation GMDB value immediately before the withdrawal:

$25,000 ÷ $125,000 × $115,763 = $23,153

The accumulation GMDB value immediately following the withdrawal is the accumulation GMDB value immediately before the withdrawal less the withdrawal adjustment:

$115,763 – $23,153 = $92,610

The accumulation GMDB value on the 5th contract anniversary is the accumulation GMDB value immediately following the withdrawal accumulated at 5% interest for 2 years:

$92,610 × 1.052 = $102,103

The return of premium death benefit on the 5th contract anniversary is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the accumulation GMDB, the return of premium death benefit, and the account value.

Max [$102,103, $80,000, $101,000] = $102,103

Annual Step-up Guaranteed Minimum Death Benefit (“GMDB”) example

Assume the following:

•	There is an initial net premium of $100,000
•	The account value on the 1st contract anniversary is $90,000.
•	The account value on the 2nd contract anniversary is $120,000.
•	There is a withdrawal during the 3rd contract year of $25,000. The account value immediately before the withdrawal is $125,000.
•	The account value on the 3rd contract anniversary is $105,000.
•	We are calculating the death benefit during the 4th contract year. The account value at that time is $101,000.
•	The are no loans on the contract.
•	The client has not yet attained age 81.
•	No other GMDB rider was selected.

The step-up anniversary value for the 1st contract anniversary projected to the date of death is the account value on the 1st contract anniversary less an adjustment for the subsequent withdrawal:

$90,000 – ($25,000 ÷ $125,000 × $90,000) = $72,000

The step-up anniversary value for the 2nd contract anniversary projected to the date of death is the account value on the 2nd contract anniversary less an adjustment for the subsequent withdrawal:

$120,000 – ($25,000 ÷ $125,000 × $120,000) = $96,000

The step-up anniversary value for the 3rd contract anniversary projected to the date of death is the account value on the 3rd contract anniversary:

$105,000

The step-up GMDB is equal to the maximum of these values:

Max [$72,000, $96,000, $105,000] = $105,000

The return of premium death benefit at the date of death is the initial net premium less a withdrawal adjustment:

$100,000 – ($25,000 ÷ $125,000 × $100,000) = $80,000

The death benefit is the greatest of the step-up GMDB, the return of premium death benefit, and the account value.

Max [$105,000, $80,000, $101,000] = $105,000

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February 14, 2006

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE DEFERRED ANNUITY CONTRACTS

ISSUED BY

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

AND

HORACE MANN LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus, and should be read in conjunction with the Qualified and/or Non-Qualified prospectuses for the Goal Planning Annuity flexible premium Variable annuity Contract (“GPA Contract”), dated February 14, 2006. Copies of the prospectuses for the GPA Contract may be obtained by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a telefacsimile (FAX) transmission to (217) 535-7123, or by telephoning toll-free (800) 999-1030. The prospectuses for the GPA Contract set forth information that a prospective investor should know before investing in a GPA Contract. Capitalized terms that are used, but not defined, in this Statement of Additional Information have the same meanings as in the prospectuses for the GPA Contract.

February 14, 2006

GENERAL INFORMATION AND HISTORY

Horace Mann Life Insurance Company (“HMLIC”) sponsors the Horace Mann Life Insurance Company Separate Account (the “Separate Account”). HMLIC is a wholly-owned subsidiary of Allegiance Life Insurance Company, whose business is to engage in the business of insurance. HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation (“HMEC”), a publicly-held insurance holding company traded on the New York Stock Exchange.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements—The Internal Revenue Code (“Code”) requires that the investments of the Separate Account be “adequately diversified” in order for the Contracts to be treated as annuity contracts for federal income tax purposes. We intend that each Subaccount, through the Underlying Fund in which it invests, will satisfy these diversification requirements.

Contract Owner Control—In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of Our Contracts, such as the flexibility of a Contract Owner to allocate premium payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

Required Distributions—To be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified contract to contain certain provisions specifying how interest in the Non-Qualified contract will be distributed in the event of the death of any owner of the Non-Qualified contract. Specifically, Section 72(s) requires that (a) if any Contract Owner dies on or after the annuity starting date, but before the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such contract owner’s death; and (b) if any contract owner dies before the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such contract owner’s death. These requirements will be considered satisfied as to any portion of a contract owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the contract owner’s death. The designated beneficiary refers to a natural person designated by the contract owner as a beneficiary and to whom the death benefit is payable. However, if the designated beneficiary is the surviving spouse of the deceased contract owner, the contract may be continued with the surviving spouse as the new contract owner.

Contracts providing non-qualified retirement annuities (i.e., Contracts sold independently of any formal retirement or pension plan) contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Contracts sold as investment vehicles for Qualified Plans.

UNDERWRITER

HMLIC offers and sells the Contracts on a continuous basis through its licensed life insurance sales personnel who are also registered representatives of Horace Mann Investors, Inc. (“HM Investors”), a broker/dealer registered with the Securities and Exchange Commission and a member of the NASD. HM Investors serves as principal underwriter of the Separate Account. HM Investors is located at One Horace Mann Plaza, Springfield, Illinois 62715-0001. HM Investors is an affiliate of HMLIC and a wholly-owned subsidiary of HMEC.

HMLIC contracts with HM Investors to distribute the variable Contracts of HMLIC. The Contracts also may be offered and sold through independent agents and other, unaffiliated broker-dealers that have entered into selling agreements with HMLIC and HM Investors. (HM Investors and such unaffiliated broker-dealers shall be referred to herein collectively as “selling firms.”). HM Investors passes through any commissions it receives for sales of the Contract to its registered representatives and to other selling firms for their sales of the contract.

No Contracts had been sold as of February 14, 2006.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account as of December 31, 2004, and for the periods disclosed in the financial statements, and those financial statements and schedules of Horace Mann Life Insurance Company as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The principal business address of KPMG LLP is 303 East Wacker Drive, Chicago, Illinois 60601.

The KPMG LLP report dated April 28, 2005 of Horace Mann Life Insurance Company includes explanatory language that states that Horace Mann Life Insurance Company prepared the statutory financial statements using statutory accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation—Division of Insurance, which practices differ from accounting principles generally accepted in the United States of America. Accordingly, the KPMG LLP audit report states that the statutory financial statements are not presented fairly in conformity with accounting principles generally accepted in the United States of America and further states that those statements are presented fairly, in all material respects, in conformity with statutory accounting practices.

FINANCIAL STATEMENTS

Audited and unaudited financial statements of HMLIC and of the Separate Account are included herein. The financial statements for HMLIC should be considered only as bearing upon the ability of HMLIC to meet its obligations under the Contracts.

3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Horace Mann Life Insurance Company:

We have audited the accompanying statements of net assets of each of the forty portfolios comprising the Horace Mann Life Insurance Company Separate Account as of December 31, 2004, and the related statements of operations and changes in net assets, and the financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the custodian in regard to separate accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the forty portfolios comprising the Horace Mann Life Insurance Company Separate Account as December 31, 2004, the results of their operations and financial highlights for the year then ended, and changes in their net assets for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

April 28, 2005

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2004

	ACCOUNT DIVISION
	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL
ASSETS
Investments at market value	$301,633,499	$261,599,493	$21,963,766	$2,940,774	$51,123,355	$36,179,259	$76,641,597	$19,478,297

TOTAL ASSETS	$301,633,499	$261,599,493	$21,963,766	$2,940,774	$51,123,355	$36,179,259	$76,641,597	$19,478,297

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	299,968,246	260,586,914	21,851,990	2,927,081	51,123,355	36,179,259	76,641,597	19,478,297
Retired Contract Owners	1,665,253	1,012,579	111,776	13,693	—	—	—	—

TOTAL NET ASSETS	$301,633,499	$261,599,493	$21,963,766	$2,940,774	$51,123,355	$36,179,259	$76,641,597	$19,478,297

Total units	14,024,912	13,172,538	1,300,042	270,993	4,302,146	3,099,530	4,612,921	1,924,243
Blended unit value (Net assets divided by total units held)	$21.51	$19.86	$16.89	$10.85	$11.88	$11.67	$16.61	$10.12
INVESTMENTS
Cost of investments	$323,693,439	$261,264,015	$22,835,919	$2,960,926	$63,827,849	$32,836,130	$66,389,347	$19,253,819
Unrealized appreciation (depreciation) on investments	$(22,059,940)	$335,478	$(872,153)	$(20,152)	$(12,704,494)	$3,343,129	$10,252,250	$224,478
Number of shares in underlying mutual funds	14,134,648	14,573,824	1,806,227	290,878	4,146,241	3,037,708	4,970,259	1,926,316
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	7,357	9,353	8	10	9,028	2,959	7,283	3,300
M&E Rate .0029	411,900	—	—	—	—	—	—	—
M&E Rate .0039	117,268	—	—	—	—	—	—	—
M&E Rate .0095	55,483	73,428	89,317	20,983	51,453	61,609	39,075	27,641
M&E Rate .0105	—	—	—	—	—	—	—	—
M&E Rate .0115	—	—	—	—	—	—	—	—
M&E Rate .0125	13,354,870	13,033,346	1,201,525	248,646	4,241,665	3,034,962	4,566,563	1,893,302
Retired Payout	78,034	56,411	9,192	1,354	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$22.67	$20.97	$17.85	$11.45	$12.55	$12.32	$17.53	$10.68
M&E Rate .0029	$22.39	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039	$22.29	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$21.78	$20.13	$17.14	$10.99	$12.04	$11.82	$16.83	$10.25
M&E Rate .0105	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0115	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0125	$21.47	$19.87	$16.91	$10.84	$11.88	$11.67	$16.61	$10.12
Retired Payout	$21.34	$17.95	$12.16	$10.11	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2004

	ACCOUNT DIVISION
	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS
ASSETS
Investments at market value	$21,293,761	$7,833,095	$9,962,280	$17,633,502	$3,315,399	$2,471,845	$17,957,864	$14,483,081

TOTAL ASSETS	$21,293,761	$7,833,095	$9,962,280	$17,633,502	$3,315,399	$2,471,845	$17,957,864	$14,483,081

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	21,293,761	7,833,095	9,962,280	17,633,502	3,315,399	2,471,845.00	17,957,864	14,483,081
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$21,293,761	$7,833,095	$9,962,280	$17,633,502	$3,315,399	$2,471,845	$17,957,864	$14,483,081

Total units	680,361	787,993	324,321	729,103	140,474	121,774	439,605	401,917
Blended unit value (Net assets divided by total units held)	$31.30	$9.94	$30.72	$24.19	$23.60	$20.30	$40.85	$36.03
INVESTMENTS
Cost of investments	$23,530,264	$6,740,801	$8,933,329	$15,736,763	$2,712,519	$1,978,871	$12,686,158	$11,428,985
Unrealized appreciation (depreciation) on investments	$(2,236,503)	$1,092,294	$1,028,951	$1,896,739	$602,880	$492,974	$5,271,706	$3,054,096
Number of shares in underlying mutual funds	662,724	776,237	313,279	801,846	152,737	139,133	505,857	457,168
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	931	17	4	10	1,446	610	3,237	7
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	2,949	100,788	39,972	42,668	9,258	8,713	17,451	22,457
M&E Rate .0105	—	—	—	—	—	—	—	—
M&E Rate .0115	—	—	—	—	—	—	—	—
M&E Rate .0125	676,481	687,188	284,345	686,425	129,770	112,451	418,917	379,453
Retired Payout	—	—	—	—	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$33.05	$10.52	$32.45	$25.43	$24.60	$21.86	$43.06	$38.01
M&E Rate .0029	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$31.70	$10.10	$31.03	$24.38	$23.52	$21.02	$41.26	$36.37
M&E Rate .0105	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0115	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0125	$31.29	$9.92	$30.67	$24.09	$23.32	$20.20	$40.82	$36.01
Retired Payout	—	—	—	—	—	—	—	—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2004

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	DAVIS VALUE PORTFOLIO
ASSETS
Investments at market value	$10,812,187	$37,811,520	$27,532,251	$31,546,843	$12,405,767	$2,507,235	$15,156,639	$7,064,779

TOTAL ASSETS	$10,812,187	$37,811,520	$27,532,251	$31,546,843	$12,405,767	$2,507,235	$15,156,639	$7,064,779

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	10,812,187	37,811,520	27,532,251	31,546,843	12,405,767	2,507,235	15,156,639	7,064,779
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$10,812,187	$37,811,520	$27,532,251	$31,546,843	$12,405,767	$2,507,235	$15,156,639	$7,064,779

Total units	757,537	277,917	954,231	974,205	643,917	256,027	975,233	612,231
Blended unit value (Net assets divided by total units held)	$14.27	$136.05	$28.85	$32.38	$19.27	$9.79	$15.54	$11.54
INVESTMENTS
Cost of investments	$9,828,133	$33,754,819	$18,576,486	$31,572,647	$10,753,646	$2,421,969	$15,081,610	$5,940,777
Unrealized appreciation (depreciation) on investments	$984,054	$4,056,701	$8,955,765	$(25,804)	$1,652,121	$85,266	$75,029	$1,124,002
Number of shares in underlying mutual funds	788,634	276,582	921,428	997,056	713,385	362,841	1,158,766	599,726
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	3,612	379	407	449	888	20	17	17
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	70,814	14,943	44,701	48,757	38,468	37,187	117,712	42,859
M&E Rate .0105	—	—	—	—	—	—	—	—
M&E Rate .0115	—	—	—	—	—	—	—	—
M&E Rate .0125	683,111	262,595	909,123	924,999	604,561	218,820	857,504	569,355
Retired Payout	—	—	—	—	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$15.04	$143.78	$30.42	$34.17	$20.32	$10.31	$16.38	$12.26
M&E Rate .0029		$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039		$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$14.43	$133.70	$29.19	$32.69	$19.50	$9.93	$15.67	$11.77
M&E Rate .0105	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0115	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0125	$14.25	$136.18	$28.84	$32.37	$19.25	$9.77	$15.52	$11.52
Retired Payout	$—	$—	$—	$—	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2004

	ACCOUNT DIVISION
	STRONG OPPORTUNITY FUND II	STRONG MID CAP GROWTH FUND II	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	ALLIANCE PREMIER GROWTH PORTFOLIO	PUTNAM VT VISTA FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO
ASSETS
Investments at market value	$9,521,371	$8,123,906	$15,116,981	$10,602,737	$17,832,489	$18,913,881	$6,067,620	$4,634,469

TOTAL ASSETS	$9,521,371	$8,123,906	$15,116,981	$10,602,737	$17,832,489	$18,913,881	$6,067,620	$4,634,469

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	9,521,371	8,123,906	15,116,981	10,602,737	17,832,489	18,913,881	6,067,620	4,634,469
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$9,521,371	$8,123,906	$15,116,981	$10,602,737	$17,832,489	$18,913,881	$6,067,620	$4,634,469

Total units	317,641	479,241	1,143,649	303,239	642,198	818,599	447,976	248,475
Blended unit value (Net assets divided by total units held)	$29.98	$16.95	$13.22	$34.96	$27.77	$23.11	$13.54	$18.65
INVESTMENTS
Cost of investments	$8,031,363	$7,949,247	$13,592,466	$8,275,239	$13,465,011	$19,132,119	$5,206,269	$3,921,108
Unrealized appreciation (depreciation) on investments	$1,490,008	$174,659	$1,524,515	$2,327,498	$4,367,478	$(218,238)	$861,351	$713,361
Number of shares in underlying mutual funds	424,115	496,572	1,112,360	365,108	713,299	818,428	488,143	302,907
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	7	3,479	12	373	470	486	8	7
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	13,146	20,742	71,779	23,948	48,790	40,081	30,018	9,538
M&E Rate .0105	—	0	—	—	—	—	—	—
M&E Rate .0115	—	0	—	—	—	—	—	—
M&E Rate .0125	304,488	455,020	1,071,858	278,918	592,938	778,032	417,950	238,930
Retired Payout	—	—	—	—	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$31.54	$17.90	$13.94	$36.88	$29.29	$24.37	$14.28	$19.68
M&E Rate .0029	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$30.22	$17.10	$13.39	$35.36	$27.90	$23.28	$13.71	$18.84
M&E Rate .0105	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0115	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0125	$29.96	$16.94	$13.21	$34.93	$27.76	$23.10	$13.53	$18.64
Retired Payout	$—	$—	$—	$—	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2004

	ACCOUNT DIVISION
	ARIEL FUND	ARIEL APPRECIATION FUND	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO
ASSETS
Investments at market value	$26,452,998	$38,334,735	$173,702	$68,862	$171,393	$261,401	$296,065	$878,383

TOTAL ASSETS	$26,452,998	$38,334,735	$173,702	$68,862	$171,393	$261,401	$296,065	$878,383

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	26,452,998	38,334,735	173,702	68,862	171,393	261,401	296,065	878,383
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$26,452,998	$38,334,735	$173,702	$68,862	$171,393	$261,401	$296,065	$878,383

Total units	486,122	798,279	11,064	2,275	9,576	17,423	22,415	93,281
Blended unit value (Net assets divided by total units held)	$54.42	$48.02	$15.70	$30.27	$17.90	$15.00	$13.21	$9.42
INVESTMENTS
Cost of investments	$20,522,537	$31,118,100	$155,156	$61,370	$159,170	$247,092	$264,414	$839,342
Unrealized appreciation (depreciation) on investments	$5,930,461	$7,216,635	$18,546	$7,492	$12,223	$14,309	$31,651	$39,041
Number of shares in underlying mutual funds	497,517	804,169	10,987	2,261	9,755	18,153	22,260	97,598
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	434	1,218	—	—	—	—	—	—
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	36,450	52,986	51	715	742	593	578	8,074
M&E Rate .0105	—	—	—	—	—	—	—	—
M&E Rate .0115	—	—	—	—	—	—	—	—
M&E Rate .0125	449,238	744,075	11,013	1,560	8,834	16,830	21,837	85,207
Retired Payout	—	—	—	—	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$56.89	$50.20	$—	$—	$—	$—	$—	$—
M&E Rate .0029	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$54.94	$48.48	$15.72	$30.31	$17.93	$15.03	$13.23	$9.43
M&E Rate .0105	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0115	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0125	$54.37	$47.99	$15.70	$30.25	$17.90	$15.00	$13.21	$9.41
Retired Payout	$—	$—	$—	$—	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2004

	ACCOUNT DIVISION
	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL
INVESTMENT INCOME
Dividend income distribution	$3,938,380	$6,589,982	$1,204,182	$32,589	$—	$472,537	$999,674	$250,836

Net investment income	$3,938,380	$6,589,982	$1,204,182	$32,589	$—	$472,537	$999,674	$250,836

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(4,492,637)	(1,247,575)	(92,592)	(3,531)	(2,932,405)	2,234,522	278,962	(406,833)
Net unrealized appreciation (depreciation) on investments	28,883,404	14,898,333	(98,659)	6,465	4,888,309	813,826	7,792,639	2,152,247

Net gain (loss) on investments	24,390,767	13,650,758	(191,251)	2,934	1,955,904	3,048,348	8,071,600	1,745,414

EXPENSES
Mortality and expense risk charge (Note 1)	(3,526,651)	(3,209,708)	(254,874)	(37,271)	(623,643)	(415,193)	(895,752)	(224,032)

Total Expenses	(3,526,651)	(3,209,708)	(254,874)	(37,271)	(623,643)	(415,193)	(895,752)	(224,032)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$24,802,496	$17,031,032	$758,056	$(1,748)	$1,332,261	$3,105,692	$8,175,522	$1,772,218

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2004

	ACCOUNT DIVISION
	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS
INVESTMENT INCOME
Dividend income distribution	$92,255	$80,023	$9,185	$1,006,927	$345,957	$94,902	$585,951	$581,710

Net investment income	$92,255	$80,023	$9,185	$1,006,927	$345,957	$94,902	$585,951	$581,710

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(526,831)	(14,918)	(44,882)	2,334	88,807	45,151	309,295	133,279
Net unrealized appreciation (depreciation) on investments	1,842,455	667,642	648,256	970,936	157,681	202,774	2,660,429	1,491,080

Net gain (loss) on investments	1,315,624	652,724	603,374	973,270	246,488	247,925	2,969,724	1,624,359

EXPENSES
Mortality and expense risk charge (Note 1)	(247,123)	(74,442)	(97,015)	(185,171)	(33,385)	(24,130)	(186,070)	(152,813)

Total Expenses	(247,123)	(74,442)	(97,015)	(185,171)	(33,385)	(24,130)	(186,070)	(152,813)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$1,160,756	$658,305	$515,544	$1,795,026	$559,060	$318,697	$3,369,605	$2,053,256

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2004

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	DAVIS VALUE PORTFOLIO
INVESTMENT INCOME
Dividend income distribution	$59,181	$318,688	$—	$33,262	$81,543	$142,920	$975,247	$55,680

Net investment income	$59,181	$318,688	$—	$33,262	$81,543	$142,920	$975,247	$55,680

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(47,316)	(147,985)	269,816	(314,511)	95,402	4,214	36,437	(752)
Net unrealized appreciation (depreciation) on investments	555,756	3,194,767	4,915,096	1,243,824	1,184,678	58,556	(416,192)	673,975

Net gain (loss) on investments	508,440	3,046,782	5,184,912	929,313	1,280,080	62,770	(379,755)	673,223

EXPENSES
Mortality and expense risk charge (Note 1)	(108,651)	(383,061)	(268,486)	(340,880)	(116,173)	(24,354)	(171,598)	(71,794)

Total Expenses	(108,651)	(383,061)	(268,486)	(340,880)	(116,173)	(24,354)	(171,598)	(71,794)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$458,970	$2,982,409	$4,916,426	$621,695	$1,245,450	$181,336	$423,894	$657,109

See notes to financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2004

	ACCOUNT DIVISION
	STRONG OPPORTUNITY FUND II	STRONG MID CAP GROWTH FUND II	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	ALLIANCE PREMIER GROWTH PORTFOLIO	PUTNAM VT VISTA FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO
INVESTMENT INCOME
Dividend income distribution	$—	$—	$94,660	$367,716	$496,984	$—	$—	$—

Net investment income	$—	$—	$94,660	$367,716	$496,984	$—	$—	$—

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(119,348)	(526,707)	(115,766)	(4,504)	156,832	(291,469)	(566,680)	(200,637)
Net unrealized appreciation (depreciation) on investments	1,566,258	1,822,515	1,259,387	1,167,553	1,897,689	1,725,642	1,501,911	635,024

Net gain (loss) on investments	1,446,910	1,295,808	1,143,621	1,163,049	2,054,521	1,434,173	935,231	434,387

EXPENSES
Mortality and expense risk charge (Note 1)	(105,360)	(86,162)	(157,574)	(104,582)	(175,872)	(199,377)	(65,410)	(52,966)

Total Expenses	(105,360)	(86,162)	(157,574)	(104,582)	(175,872)	(199,377)	(65,410)	(52,966)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$1,341,550	$1,209,646	$1,080,707	$1,426,183	$2,375,633	$1,234,796	$869,821	$381,421

See notes to the financial statements

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2004

	ACCOUNT DIVISION
	ARIEL FUND	ARIEL APPRECIATION FUND	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO
INVESTMENT INCOME
Dividend income distribution	$848,837	$956,690	$—	$—	$4,166	$11,149	$70	$33,494

Net investment income	$848,837	$956,690	$—	$—	$4,166	$11,149	$70	$33,494

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	302,329	220,352	(699)	771	1,235	(9)	(106)	(247)
Net unrealized appreciation (depreciation) on investments	3,178,608	3,050,663	18,547	7,492	12,223	14,309	31,651	39,041

Net gain (loss) on investments	3,480,937	3,271,015	17,848	8,263	13,458	14,300	31,545	38,794

EXPENSES
Mortality and expense risk charge (Note 1)	(257,683)	(382,722)	(486)	(227)	(578)	(763)	(967)	(2,056)

Total Expenses	(257,683)	(382,722)	(486)	(227)	(578)	(763)	(967)	(2,056)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$4,072,091	$3,844,983	$17,362	$8,036	$17,046	$24,686	$30,648	$70,232

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

	ACCOUNT DIVISION
	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT SHORT- TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM S HARES	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL
OPERATIONS
Net investment income	$3,938,380	$6,589,982	$1,204,182	$32,589	$—	$472,537	$999,674	$250,836
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(4,492,637)	(1,247,575)	(92,592)	(3,531)	(2,932,405)	2,234,522	278,962	(406,833)
Net unrealized appreciation (depreciation) on investments	28,883,404	14,898,333	(98,659)	6,465	4,888,309	813,826	7,792,639	2,152,247
Mortality and expense risk charge (Note 1)	(3,526,651)	(3,209,708)	(254,874)	(37,271)	(623,643)	(415,193)	(895,752)	(224,032)

Net increase (decrease) in net assets resulting from operations	24,802,496	17,031,032	758,056	(1,748)	1,332,261	3,105,692	8,175,522	1,772,218

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	15,806,383	12,279,490	2,889,665	251,671	4,934,536	4,096,629	6,255,861	1,806,304
Sales and administrative expenses (Note 1)	(2,941)	(2,266)	(831)	(170)	(1,106)	(725)	(1,012)	(290)

Net consideration received on annuity contracts	15,803,442	12,277,224	2,888,834	251,501	4,933,430	4,095,904	6,254,849	1,806,014
Net transfer from (to) fixed accumulation account	(9,824,067)	(8,709,547)	244,133	1,064,484	(1,663,499)	(552,763)	(2,159,216)	(716,781)
Transfers from (to) other Divisions	(5,963,868)	(3,643,485)	130,093	(1,245,225)	(1,632,386)	653,251	(1,084,512)	659,884
Payments to contract owners	(20,813,876)	(17,152,966)	(1,755,995)	(1,740,250)	(3,723,909)	(3,913,202)	(4,754,182)	(1,237,664)
Annual maintenance charge (Note 1)	(285,353)	(158,350)	(17,948)	(1,752)	(59,266)	(29,437)	(153,658)	(16,074)
Surrender charges (Note 1)	(14,636)	(14,181)	(15,321)	(22,981)	(12,762)	(12,739)	(14,998)	(3,149)
Mortality guarantee adjustment	(41,367)	(11,284)	(4,193)	(3,146)	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners' transactions	(21,139,725)	(17,412,589)	1,469,603	(1,697,369)	(2,158,392)	241,014	(1,911,717)	492,230

TOTAL INCREASE (DECREASE) IN NET ASSETS	3,662,771	(381,557)	2,227,659	(1,699,117)	(826,131)	3,346,706	6,263,805	2,264,448
Net Assets:
Beginning of period	297,970,728	261,981,050	19,736,107	4,639,891	51,949,486	32,832,553	70,377,792	17,213,849

End of period	$301,633,499	$261,599,493	$21,963,766	$2,940,774	$51,123,355	$36,179,259	$76,641,597	$19,478,297

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

	ACCOUNT DIVISION
	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS
OPERATIONS
Net investment income	$92,255	$80,023	$9,185	$1,006,927	$345,957	$94,902	$585,951	$581,710
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(526,831)	(14,918)	(44,882)	2,334	88,807	45,151	309,295	133,279
Net unrealized appreciation (depreciation) on investments	1,842,455	667,642	648,256	970,936	157,681	202,774	2,660,429	1,491,080
Mortality and expense risk charge (Note 1)	(247,123)	(74,442)	(97,015)	(185,171)	(33,385)	(24,130)	(186,070)	(152,813)

Net increase (decrease) in net assets resulting from operations	1,160,756	658,305	515,544	1,795,026	559,060	318,697	3,369,605	2,053,256

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,295,530	2,087,899	2,549,045	2,851,018	344,372	437,529	2,370,708	2,326,819
Sales and administrative expenses (Note 1)	(738)	(83)	(235)	(571)	(54)	(25)	(385)	(352)

Net consideration received on annuity contracts	2,294,792	2,087,816	2,548,810	2,850,447	344,318	437,504	2,370,323	2,326,467
Net transfer from (to) fixed accumulation account	(501,914)	449,713	588,382	223,095	15,159	122,171	(47,864)	(37,902)
Transfers from (to) other Divisions	255,601	(38,954)	(89,069)	541,282	215,986	75,334	50,589	126,882
Payments to contract owners	(1,217,487)	(188,371)	(220,391)	(950,930)	(188,588)	(104,145)	(852,449)	(710,724)
Annual maintenance charge (Note 1)	(12,287)	(23,326)	(14,799)	(33,166)	(3,463)	(1,587)	(29,445)	(12,055)
Surrender charges (Note 1)	(2,980)	(8,463)	(9,141)	(12,076)	(1,414)	(2,216)	(10,955)	(10,390)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	815,725	2,278,415	2,803,792	2,618,652	381,998	527,061	1,480,199	1,682,278

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,976,481	2,936,720	3,319,336	4,413,678	941,058	845,758	4,849,804	3,735,534
Net Assets:
Beginning of period	19,317,280	4,896,375	6,642,944	13,219,824	2,374,341	1,626,087	13,108,060	10,747,547

End of period	$21,293,761	$7,833,095	$9,962,280	$17,633,502	$3,315,399	$2,471,845	$17,957,864	$14,483,081

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	DAVIS VALUE PORTFOLIO
OPERATIONS
Net investment income	$59,181	$318,688	$—	$33,262	$81,543	$142,920	$975,247	$55,680
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(47,316)	(147,985)	269,816	(314,511)	95,402	4,214	36,437	(752)
Net unrealized appreciation (depreciation) on investments	555,756	3,194,767	4,915,096	1,243,824	1,184,678	58,556	(416,192)	673,975
Mortality and expense risk charge (Note 1)	(108,651)	(383,061)	(268,486)	(340,880)	(116,173)	(24,354)	(171,598)	(71,794)

Net increase (decrease) in net assets resulting from operations	458,970	2,982,409	4,916,426	621,695	1,245,450	181,336	423,894	657,109

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,686,897	7,210,776	3,711,525	6,077,705	2,748,638	635,427	2,959,996	1,062,835
Sales and administrative expenses (Note 1)	(489)	(1,311)	(401)	(723)	(170)	(162)	(836)	(39)

Net consideration received on annuity contracts	2,686,408	7,209,465	3,711,124	6,076,982	2,748,468	635,265	2,959,160	1,062,796
Net transfer from (to) fixed accumulation account	379,216	679,293	322,561	679,230	566,236	52,913	(423,837)	74,250
Transfers from (to) other Divisions	430,113	1,965,591	1,296,109	1,242,834	925,590	110,706	(567,325)	600,687
Payments to contract owners	(443,216)	(1,329,769)	(1,367,535)	(1,533,297)	(464,127)	(73,829)	(1,130,693)	(373,167)
Annual maintenance charge (Note 1)	(16,043)	(72,639)	(34,941)	(48,757)	(17,303)	(1,850)	(14,662)	(7,179)
Surrender charges (Note 1)	(8,574)	(19,302)	(14,847)	(23,838)	(7,878)	(1,578)	(15,058)	(4,415)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	3,027,904	8,432,639	3,912,471	6,393,154	3,750,986	721,627	807,585	1,352,972

TOTAL INCREASE (DECREASE) IN NET ASSETS	3,486,874	11,415,048	8,828,897	7,014,849	4,996,436	902,963	1,231,479	2,010,081
Net Assets:
Beginning of period	7,325,313	26,396,472	18,703,354	24,531,994	7,409,331	1,604,272	13,925,160	5,054,698

End of period	$10,812,187	$37,811,520	$27,532,251	$31,546,843	$12,405,767	$2,507,235	$15,156,639	$7,064,779

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

	ACCOUNT DIVISION
	STRONG OPPORTUNITY FUND II	STRONG MID CAP GROWTH FUND II	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	ALLIANCE PREMIER GROWTH PORTFOLIO	PUTNAM VT VISTA FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO
OPERATIONS
Net investment income	$—	$—	$94,660	$367,716	$496,984	$—	$—	$—
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(119,348)	(526,707)	(115,766)	(4,504)	156,832	(291,469)	(566,680)	(200,637)
Net unrealized appreciation (depreciation) on investments	1,566,258	1,822,515	1,259,387	1,167,553	1,897,689	1,725,642	1,501,911	635,024
Mortality and expense risk charge (Note 1)	(105,360)	(86,162)	(157,574)	(104,582)	(175,872)	(199,377)	(65,410)	(52,966)

Net increase (decrease) in net assets resulting from operations	1,341,550	1,209,646	1,080,707	1,426,183	2,375,633	1,234,796	869,821	381,421

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	1,158,319	1,148,255	2,991,745	1,638,351	2,740,169	3,407,288	766,799	537,378
Sales and administrative expenses (Note 1)	(129)	(133)	(827)	(201)	(234)	(451)	(171)	(63)

Net consideration received on annuity contracts	1,158,190	1,148,122	2,990,918	1,638,150	2,739,935	3,406,837	766,628	537,315
Net transfer from (to) fixed accumulation account	5,624	(63,459)	198,027	216,922	339,819	252,580	(42,803)	5,898
Transfers from (to) other Divisions	(232,463)	(233,439)	313,387	308,584	1,021,445	248,073	(186,269)	71,635
Payments to contract owners	(389,832)	(320,753)	(600,708)	(423,635)	(813,803)	(808,524)	(317,417)	(390,148)
Annual maintenance charge (Note 1)	(9,889)	(3,783)	(35,627)	(11,104)	(15,941)	(20,876)	(4,340)	(3,710)
Surrender charges (Note 1)	(5,513)	(5,885)	(15,873)	(5,278)	(12,973)	(12,347)	(3,464)	(3,948)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	526,117	520,803	2,850,124	1,723,639	3,258,482	3,065,743	212,335	217,042

TOTAL INCREASE (DECREASE) IN NET ASSETS	1,867,667	1,730,449	3,930,831	3,149,822	5,634,115	4,300,539	1,082,156	598,463
Net Assets:
Beginning of period	7,653,704	6,393,457	11,186,150	7,452,915	12,198,374	14,613,342	4,985,464	4,036,006

End of period	$9,521,371	$8,123,906	$15,116,981	$10,602,737	$17,832,489	$18,913,881	$6,067,620	$4,634,469

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT

SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

	ACCOUNT DIVISION
	ARIEL FUND	ARIEL APPRECIATION FUND	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO
OPERATIONS
Net investment income	$848,837	$956,690	$—	$—	$4,166	$11,149	$70	$33,494
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	302,329	220,352	(699)	771	1,235	(9)	(106)	(247)
Net unrealized appreciation (depreciation) on investments	3,178,608	3,050,663	18,547	7,492	12,223	14,309	31,651	39,041
Mortality and expense risk charge (Note 1)	(257,683)	(382,722)	(486)	(227)	(578)	(763)	(967)	(2,056)

Net increase (decrease) in net assets resulting from operations	4,072,091	3,844,983	17,362	8,036	17,046	24,686	30,648	70,232

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	4,586,631	7,175,431	50,749	38,660	49,820	96,939	70,302	180,097
Sales and administrative expenses (Note 1)	(664)	(891)	(5)	(18)	(14)	(3)	(1)	(6)

Net consideration received on annuity contracts	4,585,967	7,174,540	50,744	38,642	49,806	96,936	70,301	180,091
Net transfer from (to) fixed accumulation account	502,807	1,039,761	76,130	3,493	42,483	28,278	63,893	220,678
Transfers from (to) other Divisions	1,337,261	1,572,417	39,992	18,691	62,058	111,551	135,086	407,605
Payments to contract owners	(1,014,576)	(1,551,731)	(10,526)	—	—	—	(3,817)	(148)
Annual maintenance charge (Note 1)	(36,374)	(32,880)	—	—	—	(50)	(25)	(75)
Surrender charges (Note 1)	(19,634)	(30,061)	—	—	—	—	(21)	—
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	5,355,451	8,172,046	156,340	60,826	154,347	236,715	265,417	808,151

TOTAL INCREASE (DECREASE) IN NET ASSETS	9,427,542	12,017,029	173,702	68,862	171,393	261,401	296,065	878,383
Net Assets:
Beginning of period	17,025,456	26,317,706	—	—	—	—	—	—

End of period	$26,452,998	$38,334,735	$173,702	$68,862	$171,393	$261,401	$296,065	$878,383

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2003 ANNUAL REPORT

SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2003

	ACCOUNT DIVISION
	HORACE MANN EQUITY FUND	HORACE MANN BALANCED FUND	HORACE MANN INCOME FUND	HORACE MANN SHORT-TERM INVESTMENT FUND	HORACE MANN SMALL CAP GROWTH FUND
OPERATIONS
Net investment income	$3,265,278	$5,103,778	$492,037	$42,034	$—
Capital gain distribution	—	—	1,098,384	89	—
Net realized gain (loss) on investments	(7,258,911)	(3,337,578)	(10,541)	(17,205)	(1,956,885)
Net unrealized appreciation (depreciation) on investments	69,661,463	41,849,281	(211,717)	10,532	20,909,523
Mortality and expense risk charge (Note 1)	(3,168,635)	(3,009,354)	(239,966)	(43,485)	(499,026)

Net increase (decrease) in net assets resulting from operations	62,499,195	40,606,127	1,128,197	(8,035)	18,453,612

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	17,122,054	12,955,992	2,464,021	1,558,236	5,235,459
Sales and administrative expenses (Note 1)	(4,458)	(3,150)	(558)	(168)	(1,604)

Net consideration received on annuity contracts	17,117,596	12,952,842	2,463,463	1,558,068	5,233,855
Net transfer from (to) fixed accumulation account	(6,145,697)	(5,600,267)	737,554	380,197	(592,974)
Transfers from (to) other Divisions	(4,568,686)	(2,975,818)	21,100	600,049	(225,940)
Payments to contract owners	(19,121,620)	(15,774,125)	(2,864,369)	(1,868,524)	(2,800,843)
Annual maintenance charge (Note 1)	(336,497)	(228,023)	(19,722)	(2,071)	(65,019)
Surrender charges (Note 1)	(33,531)	(22,751)	(11,258)	(15,809)	(19,482)
Mortality guarantee adjustment	46,213	(3,296)	986	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	(13,042,222)	(11,651,438)	327,754	651,910	1,529,597

TOTAL INCREASE (DECREASE) IN NET ASSETS	49,456,973	28,954,689	1,455,951	643,875	19,983,209
Net Assets:
Beginning of period	248,513,755	233,026,361	18,280,156	3,996,016	31,966,277

End of period	$297,970,728	$261,981,050	$19,736,107	$4,639,891	$51,949,486

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2003 ANNUAL REPORT

SEPARATE ACCOUNT

ACCOUNT DIVISION
HORACE MANN INTERNATIONAL EQUITY FUND	HORACE MANN SOCIALLY RESPONSIBLE FUND	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT

$252,542	$858,215	$99,740	$46,536	$17,449	$—
—	—	—	—	—	—
(12,322,283)	(503,428)	(419,136)	(452,380)	(35,690)	(86,408)
20,161,063	15,301,407	4,230,343	4,369,960	1,003,303	1,301,672
(332,718)	(756,798)	(178,864)	(203,944)	(42,960)	(60,741)

7,758,604	14,899,396	3,732,083	3,760,172	942,102	1,154,523

4,147,414	6,341,049	1,755,865	2,324,832	1,163,131	1,674,727
(1,121)	(1,368)	(374)	(792)	(92)	(292)

4,146,293	6,339,681	1,755,491	2,324,040	1,163,039	1,674,435
(789,439)	(1,934,727)	(190,073)	(176,870)	349,971	335,146
(674,729)	(663,894)	222,453	413,154	9,436	38,412
(1,813,151)	(4,273,325)	(969,184)	(1,118,332)	(126,609)	(261,462)
(28,932)	(165,719)	(16,513)	(20,844)	(19,993)	(22,248)
(18,023)	(31,622)	(4,301)	(4,384)	(7,184)	(13,665)
—	—	—	—	—	—

822,019	(729,606)	797,873	1,416,764	1,368,660	1,750,618

8,580,623	14,169,790	4,529,956	5,176,936	2,310,762	2,905,141

24,251,930	56,208,002	12,683,893	14,140,344	2,585,613	3,737,803

$32,832,553	$70,377,792	$17,213,849	$19,317,280	$4,896,375	$6,642,944

HORACE MANN LIFE INSURANCE COMPANY	2003 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2003

	ACCOUNT DIVISION
	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS
OPERATIONS
Net investment income	$50,835	$5,092	$—	$218,570	$158,342
Capital gain distribution	—	—	—	—	—
Net realized gain (loss) on investments	(95,080)	23,041	5,997	121,620	(25,818)
Net unrealized appreciation (depreciation) on investments	2,733,620	595,379	388,357	2,896,087	2,295,457
Mortality and expense risk charge (Note 1)	(124,003)	(23,671)	(14,386)	(120,433)	(101,045)

Net increase (decrease) in net assets resulting from operations	2,565,372	599,841	379,968	3,115,844	2,326,936

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,275,311	329,910	302,279	2,078,432	1,720,880
Sales and administrative expenses (Note 1)	(638)	(63)	(54)	(447)	(404)

Net consideration received on annuity contracts	2,274,673	329,847	302,225	2,077,985	1,720,476
Net transfer from (to) fixed accumulation account	424,035	(13,639)	114,920	441,180	301,809
Transfers from (to) other Divisions	511,262	(96,413)	25,563	417,552	284,098
Payments to contract owners	(560,939)	(102,124)	(40,865)	(607,023)	(482,431)
Annual maintenance charge (Note 1)	(21,179)	(2,125)	(1,864)	(26,497)	(10,101)
Surrender charges (Note 1)	(12,413)	(1,542)	(701)	(13,737)	(10,801)
Mortality guarantee adjustment	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	2,615,439	114,004	399,278	2,289,460	1,803,050

TOTAL INCREASE (DECREASE) IN NET ASSETS	5,180,811	713,845	779,246	5,405,304	4,129,986
Net Assets:
Beginning of period	8,039,013	1,660,496	846,841	7,702,756	6,617,561

End of period	$13,219,824	$2,374,341	$1,626,087	$13,108,060	$10,747,547

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2003 ANNUAL REPORT
SEPARATE ACCOUNT

ACCOUNT DIVISION
FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO

$45,882	$215,072	$33,592	$19,197	$21,358	$53,381
—	—	—	—	—	—
(54,345)	(197,535)	17,444	(340,817)	135,372	163,579
1,157,559	5,161,499	4,853,998	5,786,980	1,932,064	52,877
(64,883)	(242,167)	(172,175)	(231,724)	(63,561)	(14,475)

1,084,213	4,936,869	4,732,859	5,233,636	2,025,233	255,362

1,698,009	4,970,918	2,368,780	4,582,199	1,376,743	509,821
(200)	(775)	(443)	(896)	(218)	(18)

1,697,809	4,970,143	2,368,337	4,581,303	1,376,525	509,803
375,992	1,283,209	359,215	787,436	371,546	141,048
502,385	1,203,140	506,175	749,529	159,197	195,197
(318,754)	(874,747)	(784,381)	(1,211,796)	(262,804)	(141,518)
(19,113)	(56,699)	(27,691)	(55,935)	(9,652)	(1,188)
(7,367)	(16,773)	(14,026)	(21,550)	(5,915)	(6,456)
—	—	—	—	—	—

2,230,952	6,508,273	2,407,629	4,828,987	1,628,897	696,886

3,315,165	11,445,142	7,140,488	10,062,623	3,654,130	952,248

4,010,148	14,951,330	11,562,866	14,469,371	3,755,201	652,024

$7,325,313	$26,396,472	$18,703,354	$24,531,994	$7,409,331	$1,604,272

HORACE MANN LIFE INSURANCE COMPANY	2003 ANNUAL REPORT
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2003

	ACCOUNT DIVISION
	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	DAVIS VALUE PORTFOLIO	STRONG OPPORTUNITY FUND II	STRONG MID CAP GROWTH FUND II	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO
OPERATIONS
Net investment income	$530,051	$33,240	$5,114	$—	$60,547
Capital gain distribution	—	—	—	—	—
Net realized gain (loss) on investments	127,087	(77,597)	(261,439)	(470,600)	(107,144)
Net unrealized appreciation (depreciation) on investments	(83,125)	1,104,169	2,209,576	1,955,222	2,297,547
Mortality and expense risk charge (Note 1)	(147,520)	(46,773)	(74,365)	(64,129)	(105,422)

Net increase (decrease) in net assets resulting from operations	426,493	1,013,039	1,878,886	1,420,493	2,145,528

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,362,674	889,605	1,200,894	1,221,883	2,327,345
Sales and administrative expenses (Note 1)	(421)	(37)	(223)	(209)	(425)

Net consideration received on annuity contracts	2,362,253	889,568	1,200,671	1,221,674	2,326,920
Net transfer from (to) fixed accumulation account	2,260,309	154,210	127,751	87,375	421,325
Transfers from (to) other Divisions	179,297	258,530	(57,069)	(44,397)	189,424
Payments to contract owners	(1,130,266)	(372,276)	(307,185)	(313,412)	(515,595)
Annual maintenance charge (Note 1)	(13,880)	(5,979)	(6,789)	(3,657)	(29,364)
Surrender charges (Note 1)	(21,115)	(4,046)	(6,542)	(7,070)	(14,592)
Mortality guarantee adjustment	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	3,636,598	920,007	950,837	940,513	2,378,118

TOTAL INCREASE (DECREASE) IN NET ASSETS	4,063,091	1,933,046	2,829,723	2,361,006	4,523,646

Net Assets:
Beginning of period	9,862,069	3,121,652	4,823,981	4,032,451	6,662,504

End of period	$13,925,160	$5,054,698	$7,653,704	$6,393,457	$11,186,150

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY	2003 ANNUAL REPORT
SEPARATE ACCOUNT

ACCOUNT DIVISION
RAINIER SMALL/MID CAP EQUITY PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	ALLIANCE PREMIER GROWTH PORTFOLIO	PUTNAM VT VISTA FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND

$—	$5,476	$—	$—	$—	$—	$—
—	—	—	—	—	—	—
(96,295)	75,924	(312,634)	(745,199)	(260,746)	17,394	17,820
2,223,410	2,637,457	2,810,793	1,921,413	1,518,466	3,352,619	5,587,455
(66,140)	(114,192)	(143,774)	(50,260)	(38,362)	(152,908)	(230,978)

2,060,975	2,604,665	2,354,385	1,125,954	1,219,358	3,217,105	5,374,298

1,194,075	2,044,490	2,976,902	867,679	570,203	3,368,552	5,352,242
(234)	(313)	(646)	(145)	(134)	(747)	(948)

1,193,841	2,044,177	2,976,256	867,534	570,069	3,367,805	5,351,294
160,385	332,483	481,299	125,319	44,318	910,364	1,431,007
347,069	369,167	180,286	(154,890)	(32,331)	945,264	1,517,127
(345,068)	(617,913)	(597,037)	(267,081)	(166,281)	(495,325)	(966,546)
(9,268)	(16,189)	(21,393)	(3,305)	(3,517)	(17,198)	(32,334)
(6,830)	(17,884)	(14,570)	(4,956)	(3,321)	(13,279)	(23,620)
—	—	—	—	—	—	—

1,340,129	2,093,841	3,004,841	562,621	408,937	4,697,631	7,276,928

3,401,104	4,698,506	5,359,226	1,688,575	1,628,295	7,914,736	12,651,226

4,051,811	7,499,868	9,254,116	3,296,889	2,407,711	9,110,720	13,666,480

$7,452,915	$12,198,374	$14,613,342	$4,985,464	$4,036,006	$17,025,456	$26,317,706

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT

SEPARATE ACCOUNT

Notes to the Financial Statements

December 31, 2004

1. NATURE OF SEPARATE ACCOUNT – Horace Mann Life Insurance Company Separate Account (“the Account”), registered as a unit investment trust under the Investment Company Act of 1940, is used to fund variable annuity contracts. All assets are invested in shares of the Wilshire VIT Equity Fund, Wilshire VIT Balanced Fund, Wilshire VIT Income Fund, Wilshire VIT Short-Term Investment Fund, Wilshire VIT Small Cap Growth Fund, Wilshire VIT International Equity Fund, Wilshire VIT Socially Responsible Fund, Wilshire 5000 Index Portfolio-Institutional, Wilshire Large Co. Growth Portfolio-Institutional, Wilshire 5000 Index Portfolio-Investment, Wilshire Large Co. Growth Portfolio-Investment, Wilshire Large Co. Value Portfolio-Investment, Wilshire Small Co. Value Portfolio- Investment, Wilshire Small Co. Growth Portfolio-Investment, T.Rowe Price Small-Cap Value Fund-Advisor Class, T.Rowe Price Small-Cap Stock Fund-Advisor Class, Fidelity VIP Growth & Income Portfolio, Fidelity VIP Index 500 Portfolio, Fidelity VIP Mid Cap Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP High Income Portfolio, Fidelity VIP Investment Grade Bond Portfolio, Davis Value Portfolio, Strong Opportunity Fund II, Strong Mid Cap Growth Fund II, J.P. Morgan U.S. Disciplined Equity Portfolio, Rainier Small/Mid Cap Equity Portfolio, Neuberger Berman Genesis Fund, Alliance Premier Growth Portfolio, Putnam VT Vista Fund, Credit Suisse Small Co. Growth Portfolio, Ariel Fund , Ariel Appreciation Fund, Delaware VIP Growth Opportunities SC, Delaware VIP Trend Series SC, Dreyfus Midcap Stock Service Shares, Goldman Sachs VIT Core Small Cap Equity Fund, Lord Abbett Series Fund Growth Opportunities, and Royce Capital Fund Small Cap Portfolio. The funds collectively are referred to as the “Funds”. Effective October 1, 2004, sponsorship of the Horace Mann Mutual Funds was transferred to Wilshire Associates Inc.

Certain specified amounts, as described in the annuity contracts, are paid to Horace Mann Life Insurance Company (“HMLIC”) to cover death benefits, surrender charges, sales and administrative expenses and maintenance charges.

An annual contract maintenance charge of $25 is deducted from each contract unless the contract value equals or exceeds $10,000 to reimburse HMLIC for expenses incurred in administering the contract. The contract maintenance charge is assessed on the contract anniversary date. This charge may be reduced or eliminated on certain individual contracts and on some group plans. The annual maintenance charge is paid through a redemption of units and is deducted from the subaccount containing the greatest dollar amount or from the fixed portion of the contract when none of the variable subaccount(s) have any value. Charges for the annual maintenance charge cease on the maturity date. No annual maintenance charge is taken, in whole or in part, in the event of a complete surrender unless the surrender occurs on the contract anniversary date.

HMLIC deducts a daily mortality and expense risk charge from the Separate Account for the assumption of mortality and expense risks. The fee for the mortality and expense risk may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk).

In certain circumstances in the event of a contract being surrendered or withdrawn from the subaccount, surrender charges are assessed by HMLIC and withheld from the proceeds of the withdrawals on the basis of the amount surrendered or withdrawn from the subaccount(s).

2. SIGNIFICANT ACCOUNTING POLICIES – Investments in the Fund are reported at market value using the accumulated unit value method (AUV).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. FEDERAL INCOME TAXES – Investment income of the Account is included in the tax return of HMLIC;

however, no tax accrues on income attributable to tax-deferred annuities which comprise the majority of the Account contracts. Income attributable to non tax-deferred annuities is not significant.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT

SEPARATE ACCOUNT

Notes to the Financial Statements

December 31, 2004

4. PURCHASE AND SALES OF SEPARATE ACCOUNT FUND SHARES — During the year ended December 31, 2004 purchases and proceeds from sales of fund shares were as follows:

	ACCOUNT DIVISION
	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES
Purchases	$22,842,308	$21,781,096	$7,086,290	$16,890,660	$8,272,576	$22,390,619	$8,919,178

Sales	$48,062,940	$37,060,987	$4,759,972	$18,596,242	$13,987,017	$19,857,739	$10,448,013

	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT
Purchases	$3,415,313	$3,440,009	$2,885,882	$3,485,414	$5,373,455	$1,142,911	$909,816

Sales	$3,303,112	$3,305,984	$616,804	$814,335	$1,930,714	$359,534	$266,832

	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO
Purchases	$3,777,255	$3,933,409	$4,195,164	$11,956,293	$6,854,633	$9,545,548	$5,686,841

Sales	$1,587,880	$1,688,954	$1,264,046	$3,736,013	$2,940,832	$3,774,523	$1,875,082

	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	DAVIS VALUE PORTFOLIO	STRONG OPPORTUNITY FUND II	STRONG MID CAP GROWTH FUND II	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	RAINIER SMALL/MID CAP EQUITY PORTFOLIO
Purchases	$4,450,182	$6,849,991	$2,240,802	$1,705,047	$1,545,852	$4,292,941	$3,093,504

Sales	$3,605,775	$5,202,320	$904,695	$1,403,638	$1,637,919	$1,621,496	$1,111,235

	NEUBERGER BERMAN GENESIS FUND	ALLIANCE PREMIER GROWTH PORTFOLIO	PUTNAM VT VISTA FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND	DELAWARE VIP VIP GROWTH OPPORTUNITIES SC SERVICE CLASS
Purchases	$5,283,749	$4,719,890	$1,188,607	$934,220	$8,855,811	$12,622,751	167,453

Sales	$1,547,324	$2,144,993	$1,608,362	$970,781	$2,606,877	$3,656,384	12,297

	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK PORTFOLIO SERVICE SHARES	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO
Purchases	$92,022	$190,675	$260,791	$277,167	$851,595

Sales	$30,652	$31,505	$13,699	$12,753	$12,253

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2004

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

	ACCOUNT DIVISION
	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL
Account units outstanding at 01/01/2003	15,849,769	14,804,752	1,187,910	367,360	4,361,425	2,970,500	4,803,270	1,773,671
Consideration received	1,017,821	772,670	156,071	143,382	625,079	477,659	500,488	224,582
Net transfers	(641,690)	(523,364)	48,650	90,246	(145,840)	(162,031)	(210,901)	1,826
Payments to contract owners	(1,150,010)	(959,387)	(181,926)	(173,608)	(332,881)	(213,213)	(352,799)	(126,323)

Account units outstanding at 12/31/2003	15,075,890	14,094,671	1,210,705	427,380	4,507,783	3,072,915	4,740,058	1,873,756
Consideration received	789,802	651,807	175,782	23,331	438,173	382,028	408,376	192,688
Net transfers	(786,517)	(653,929)	22,237	(16,628)	(303,223)	8,703	(213,672)	(7,404)
Payments to contract owners	(1,054,263)	(920,011)	(108,682)	(163,090)	(340,587)	(364,116)	(321,841)	(134,797)
Account units outstanding at 12/31/2004	14,024,912	13,172,538	1,300,042	270,993	4,302,146	3,099,530	4,612,921	1,924,243

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December	31, 2004

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

ACCOUNT DIVISION
WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	FIDELITY VIP GROWTH & INCOME PORTFOLIO
598,775	365,881	160,285	472,191	115,069	65,352	314,495	280,393	357,213
89,932	149,372	67,273	122,475	20,820	20,693	75,915	66,253	135,865
7,968	45,216	12,095	49,228	(7,101)	9,582	30,221	21,993	69,877
(43,834)	(19,456)	(11,635)	(32,235)	(6,706)	(2,903)	(22,986)	(19,566)	(27,926)

652,841	541,013	228,018	611,659	122,082	92,724	397,645	349,073	535,029
77,504	226,376	87,548	127,532	16,502	23,922	66,939	72,660	197,641
(8,428)	44,398	17,228	34,600	11,195	10,798	515	2,995	59,151
(41,556)	(23,794)	(8,473)	(44,688)	(9,305)	(5,670)	(25,494)	(22,811)	(34,284)
680,361	787,993	324,321	729,103	140,474	121,774	439,605	401,917	757,537

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2004

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

	ACCOUNT DIVISION
	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	DAVIS VALUE PORTFOLIO	STRONG OPPORTUNITY FUND II
Account units outstanding at 01/01/2003	151,544	674,016	595,943	308,350	90,168	677,140	384,920	254,365
Consideration received	45,758	125,394	168,451	101,376	61,559	158,973	99,129	55,567
Net transfers	22,868	43,177	54,370	41,032	43,795	167,158	46,330	3,305
Payments to contract owners	(8,735)	(44,313)	(47,120)	(20,255)	(18,393)	(81,321)	(44,254)	(15,065)

Account units outstanding at 12/31/03	211,435	798,274	771,644	430,503	177,129	921,950	486,125	298,172
Consideration received	56,742	149,102	193,727	157,032	68,404	194,535	99,072	42,499
Net transfers	20,944	63,643	60,356	84,547	18,833	(65,547)	62,465	(8,226)
Payments to contract owners	(11,204)	(56,788)	(51,522)	(28,165)	(8,339)	(75,705)	(35,431)	(14,804)
Account units outstanding at 12/31/04	277,917	954,231	974,205	643,917	256,027	975,233	612,231	317,641

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2004

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

ACCOUNT DIVISION
STRONG MID CAP GROWTH FUND II	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	NEUBERGER BERMAN GENESIS FUND	ALLIANCE PREMIER GROWTH PORTFOLIO	PUTNAM VT VISTA FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND
371,269	690,067	194,166	409,931	522,390	375,227	207,449	255,196	411,440
99,582	220,557	48,469	101,603	153,674	86,380	41,327	86,812	146,696
(858)	57,774	19,126	34,815	33,701	(2,946)	770	48,451	81,660
(26,027)	(53,128)	(14,589)	(32,552)	(32,880)	(27,361)	(12,581)	(13,479)	(27,519)

443,966	915,270	247,172	513,797	676,885	431,300	236,965	376,980	612,277
76,824	240,310	53,108	108,412	157,812	63,004	30,733	93,460	162,849
(19,583)	40,785	17,125	53,522	23,021	(19,235)	3,797	37,671	59,816
(21,966)	(52,716)	(14,166)	(33,533)	(39,119)	(27,092)	(23,020)	(21,989)	(36,663)
479,241	1,143,649	303,239	642,198	818,599	447,977	248,475	486,122	798,279

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2004

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

	ACCOUNT DIVISION
	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK PORTFOLIO SERVICE SHARES	GOLDMAN SACHS VIT CORE SMALL CAP FUND	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO
Account units outstanding at 01/01/2004	—	—	—	—	—	—
Consideration received	3,667	1,462	3,035	7,103	5,822	20,615
Net transfers	8,171	813	6,541	10,324	17,606	72,692
Payments to contract owners	(774)	—	—	(4)	(1,013)	(26)

Account units outstanding at 12/31/04	11,064	2,275	9,576	17,423	22,415	93,281

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2004

6. FINANCIAL HIGHLIGHTS

Account Division	Units	Unit Value	Net Assets	Expense as a % of Average Net Assets *	Investment Income Ratio	Total Return **
Wilshire VIT Equity Fund - HM Shares	14,024,912	$21.34 to $22.67	$301,633,499	0.00% to 1.25%	1.31%	10.16% to 8.71%
Wilshire VIT Balanced Fund - HM Shares	13,172,538	17.95 to 20.97	$261,599,493	0.00% to 1.25%	2.52	8.21% to 5.46%
Wilshire VIT Income Fund - HM Shares	1,300,042	12.16 to 17.85	21,963,766	0.00% to 1.25%	5.78	4.94% to (0.82%)
Wilshire VIT Short-Term Investment Fund - HM Shares	270,993	10.11 to 11.45	2,940,774	0.00% to 1.25%	0.86	1.22% to (0.05%)
Wilshire VIT Small Cap Fund - HM Shares	4,302,146	11.88 to 12.55	51,123,355	0.00% to 1.25%	0.00	4.39% to 3.12%
Wilshire VIT International Equity Fund - HM Shares	3,099,530	11.67 to 12.32	36,179,259	0.00% to 1.25%	1.37	10.62% to 9.26%
Wilshire VIT Socially Responsible Fund - HM Shares	4,612,921	16.61 to 17.53	76,641,597	0.00% to 1.25%	1.36	13.27% to 11.86%
Wilshire 5000 Index Portfolio Institutional	1,924,243	10.12 to 10.68	19,478,297	0.00% to 1.25%	1.37	11.52% to 10.22%
Wilshire Large Co. Growth Portfolio Institutional	680,361	31.29 to 33.05	21,293,761	0.00% to 1.25%	0.45	7.08% to 5.75%
Wilshire 5000 Index Portfolio Investment	787,993	9.92 to 10.52	7,833,095	0.00% to 1.25%	1.26	11.27% to 9.81%
Wilshire Large Co. Growth Portfolio Investment	324,321	30.67 to 32.45	9,962,280	0.00% to 1.25%	0.11	6.94% to 5.37%
Wilshire Large Co. Value Portfolio Investment	729,103	24.09 to 25.43	17,633,502	0.00% to 1.25%	6.53	12.99% to 11.53%
Wilshire Small Co. Value Portfolio Investment	140,474	23.32 to 24.60	3,315,399	0.00% to 1.25%	12.16	21.40% to 19.95%
Wilshire Small Co. Growth Portfolio Investment	121,774	20.20 to 21.86	2,471,845	0.00% to 1.25%	4.63	17.04% to 15.64%
T.Rowe Price Small-Cap Value Fund Advisor Class	439,605	40.82 to 43.06	17,957,864	0.00% to 1.25%	3.77	25.46% to 23.91%
T.Rowe Small-Cap Stock Fund Advisor Class	401,917	36.01 to 38.01	14,483,081	0.00% to 1.25%	4.61	18.45% to 17.01%
Fidelity VIP Growth & Income Portfolio	757,537	14.25 to 15.04	10,812,187	0.00% to 1.25%	0.65	5.56% to 4.18%
Fidelity VIP Index 500 Portfolio	277,917	133.70 to 143.78	37,811,520	0.00% to 1.25%	0.99	10.34% to 8.98%
Fidelity VIP Mid Cap Portfolio	954,231	28.84 to 30.42	27,532,251	0.00% to 1.25%	0.00	24.63% to 23.12%
Fidelity VIP Growth Portfolio	974,205	32.37 to 34.17	31,546,843	0.00% to 1.25%	0.12	3.14% to 1.84%
Fidelity VIP Overseas Portfolio	643,917	19.25 to 20.32	12,405,767	0.00% to 1.25%	0.82	13.33% to 11.92%
Fidelity VIP High Income Portfolio	256,027	9.77 to 10.31	2,507,235	0.00% to 1.25%	6.95	9.37% to 8.07%
Fidelity VIP Investment Grade Bond Portfolio	975,233	15.52 to 16.38	15,156,639	0.00% to 1.25%	6.71	4.22% to 2.87%
Davis Value Portfolio	612,231	11.52 to 12.26	7,064,779	0.00% to 1.25%	0.92	12.35% to 10.90%
Strong Opportunity Fund II	317,641	29.96 to 31.54	9,521,371	0.00% to 1.25%	0.00	18.16% to 16.77%
Strong Mid Cap Growth Fund II	479,241	16.94 to 17.90	8,123,906	0.00% to 1.25%	0.00	19.14% to 17.70%
J.P. Morgan U.S. Disciplined Equity Portfolio	1,143,649	13.21 to 13.94	15,116,981	0.00% to 1.25%	0.72	9.50% to 8.16%
Rainier Small/Mid Cap Equity Portfolio	303,239	34.93 to 36.84	10,602,737	0.00% to 1.25%	4.07	17.38% to 15.93%
Neuberger Berman Genesis Fund	642,198	27.76 to 29.29	17,832,489	0.00% to 1.25%	3.31	18.38% to 16.92%
Alliance Premier Growth Portfolio	818,599	23.10 to 24.37	18,913,881	0.00% to 1.25%	0.00	8.36% to 7.02%
Putnam VT Vista Fund	447,977	13.53 to 14.28	6,067,620	0.00% to 1.25%	0.00	18.64% to 17.17%
Credit Suisse Small Co. Growth Portfolio	248,475	18.64 to 19.68	4,634,469	0.00% to 1.25%	0.00	10.83% to 9.48%
Ariel Fund	486,122	54.37 to 56.89	26,452,998	0.00% to 1.25%	3.90	21.98% to 20.48%
Ariel Appreciation Fund	798,279	47.99 to 50.20	38,334,735	0.00% to 1.25%	2.96	13.12% to 11.70%
Delaware VIP Growth Opportunities Service Class	11,064	15.70 to 15.72	173,702	0.95% to 1.25%	0.00	11.08% to 10.79%
Delaware VIP Trend Series Service Class	2,275	30.25 to 30.31	68,862	0.95% to 1.25%	0.00	11.33% to 10.98%
Dreyfus Midcap Stock Portfolio Service Shares	9,576	17.90 to 17.93	171,393	0.95% to 1.25%	2.43	13.18% to 12.84%
Goldman Sachs VIT Core Small Cap Equity Fund	17,423	15.00 to 15.03	261,401	0.95% to 1.25%	4.27	15.26% to 14.91%
Lord Abbett Series Fund Growth Opportunities	22,415	13.21 to 13.23	296,065	0.95% to 1.25%	0.02	10.23% to 9.88%
Royce Capital Fund Small Cap Portfolio	93,281	9.41 to 9.43	878,383	0.95% to 1.25%	3.81	23.82% to 23.42%
	57,625,625		1,168,799,081.00

*	These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

HORACE MANN LIFE INSURANCE COMPANY	2004 ANNUAL REPORT
SEPARATE ACCOUNT

Notes to the Financial Statements (Concluded)

December 31, 2003

6. FINANCIAL HIGHLIGHTS

Account Division	Units	Unit Value	Net Assets	Expense as a % of Average Net Assets *	Investment Income Ratio	Total Return **
Horace Mann Equity Fund	15,075,890	$19.63 to $20.58	$297,970,728	0.00% to 1.25%	1.20%	27.59% to 25.97%
Horace Mann Balanced Fund	14,094,671	17.02 to 19.38	$261,981,050	0.00% to 1.25%	2.06	19.56% to 17.22%
Horace Mann Income Fund	1,210,705	12.26 to 17.01	19,736,107	0.00% to 1.25%	2.59	7.32% to (1.37%)
Horace Mann Short-Term Investment Fund	427,380	10.85 to 11.31	4,639,891	0.00% to 1.25%	0.97	1.07% to (0.18%)
Horace Mann Small Cap Fund	4,507,783	11.52 to 12.02	51,949,486	0.00% to 1.25%	—	59.21% to 57.16%
Horace Mann International Equity Fund	3,072,915	10.68 to 11.14	32,832,553	0.00% to 1.25%	0.88	32.46% to 30.88%
Horace Mann Socially Responsible Fund	4,740,058	14.85 to 15.48	70,377,792	0.00% to 1.25%	1.36	28.46% to 26.92%
Wilshire 5000 Index Portfolio Institutional	1,873,756	9.18 to 9.58	17,213,849	0.00% to 1.25%	0.67	30.16% to 28.39%
Wilshire Large Co. Growth Portfolio Institutional	652,842	29.59 to 30.86	19,317,280	0.00% to 1.25%	0.28	26.89% to 25.33%
Wilshire 5000 Index Portfolio Investment	541,013	9.03 to 9.45	4,896,375	0.00% to 1.25%	0.47	29.45% to 27.90%
Wilshire Large Co. Growth Portfolio Investment	228,018	29.11 to 30.34	6,642,944	0.00% to 1.25%	—	26.31% to 24.88%
Wilshire Large Co. Value Portfolio Investment	611,659	21.60 to 22.51	13,219,824	0.00% to 1.25%	0.48	28.41% to 26.91%
Wilshire Small Co. Value Portfolio Investment	122,082	19.44 to 20.26	2,374,341	0.00% to 1.25%	0.25	36.43% to 34.72%
Wilshire Small Co. Growth Portfolio Investment	92,724	17.47 to 18.68	1,626,087	0.00% to 1.25%	—	37.05% to 35.32%
T.Rowe Price Small-Cap Value Fund Advisor Class	397,645	32.94 to 34.32	13,108,060	0.00% to 1.25%	2.10	36.19% to 34.56%
T.Rowe Small-Cap Stock Fund Advisor Class	349,073	30.78 to 32.09	10,747,547	0.00% to 1.25%	1.82	32.06% to 30.42%
Fidelity VIP Growth & Income Portfolio	535,029	13.68 to 14.25	7,325,313	0.00% to 1.25%	0.81	23.38% to 21.93%
Fidelity VIP Index 500 Portfolio	211,435	124.96 to 130.28	26,396,472	0.00% to 1.25%	1.04	28.09% to 26.53%
Fidelity VIP Mid Cap Portfolio	798,274	23.42 to 24.41	18,703,354	0.00% to 1.25%	0.22	38.30% to 36.56%
Fidelity VIP Growth Portfolio	771,644	31.78 to 33.13	24,531,994	0.00% to 1.25%	0.10	32.52% to 30.89%
Fidelity VIP Overseas Portfolio	430,503	17.20 to 17.93	7,409,331	0.00% to 1.25%	0.38	42.98% to 41.33%
Fidelity VIP High Income Portfolio	177,129	9.04 to 9.43	1,604,272	0.00% to 1.25%	4.73	26.75% to 25.03%
Fidelity VIP Investment Grade Bond Portfolio	921,950	15.09 to 15.72	13,925,160	0.00% to 1.25%	4.46	4.94% to 3.64%
Davis Value Portfolio	486,125	10.39 to 10.91	5,054,698	0.00% to 1.25%	0.81	29.88% to 28.27%
Strong Opportunity Fund II	298,172	25.66 to 26.69	7,653,704	0.00% to 1.25%	0.08	36.94% to 35.34%
Strong Mid Cap Growth Fund II	443,966	14.39 to 15.02	6,393,457	0.00% to 1.25%	—	34.23% to 32.50%
J.P. Morgan U.S. Disciplined Equity Portfolio	915,270	12.21 to 12.73	11,186,150	0.00% to 1.25%	0.68	28.07% to 26.53%
Rainier Small/Mid Cap Equity Portfolio	247,172	30.13 to 31.39	7,452,915	0.00% to 1.25%	—	46.20% to 44.44%
Neuberger Berman Genesis Fund	513,797	23.74 to 24.74	12,198,374	0.00% to 1.25%	0.06	31.39% to 29.73%
Alliance Premier Growth Portfolio	676,885	21.58 to 22.49	14,613,342	0.00% to 1.25%	—	23.37% to 21.85%
Putnam VT Vista Fund	431,300	11.55 to 12.04	4,985,464	0.00% to 1.25%	—	32.01% to 28.36%
Credit Suisse Small Co. Growth Portfolio	236,965	17.03 to 17.76	4,036,006	0.00% to 1.25%	—	48.62% to 46.81%
Ariel Fund	376,980	45.13 to 46.64	17,025,456	0.00% to 1.25%	—	28.13% to 26.45%
Ariel Appreciation Fund	612,277	42.96 to 44.38	26,317,706	0.00% to 1.25%	—	30.95% to 29.40%

*	These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	ALLIANCE BERNSTEIN LARGE GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES
ASSETS
Investments at market value	$24,631,711	$31,246,811	$46,884,762	$4,141,603	$8,923,632	$551,397	$382,003	$655,376

TOTAL ASSETS	$24,631,711	$31,246,811	$46,884,762	$4,141,603	$8,923,632	$551,397	$382,003	$655,376

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	24,631,711	31,246,811	46,884,762	4,141,603	8,923,632	551,397	382,003	655,376
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$24,631,711	$31,246,811	$46,884,762	$4,141,603	$8,923,632	$551,397	$382,003	$655,376

Total units	939,736	575,997	960,327	231,016	715,147	31,967	12,090	34,024
Blended unit value (Net assets divided by total units held)	$26.21	$54.25	$48.82	$17.93	$12.48	$17.25	$31.60	$19.26
INVESTMENTS
Cost of investments	$21,452,083	$27,747,668	$40,880,375	$3,504,566	$7,280,299	$503,382	$351,179	$606,173
Unrealized appreciation (depreciation) on investments	$3,179,628	$3,499,143	$6,004,387	$637,038	$1,643,333	$48,015	$30,824	$49,203
Number of shares in underlying mutual funds	928,097	624,062	1,003,527	278,147	698,796	31,365	11,875	34,385
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	5	762	1,213	7	17	—	—	—
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	53,264	41,472	65,006	9,811	56,528	2,905	3,182	3,119
M&E Rate .0125	886,467	533,763	894,108	221,198	658,602	29,062	8,908	30,905
Retired Payout	—	—	—	—	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$27.99	$57.42	$51.67	$19.16	$13.41	$—	$—	$—
M&E Rate .0029	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$26.48	$54.92	$49.43	$18.16	$12.76	$17.32	$31.71	$19.35
M&E Rate .0125	$26.20	$54.19	$48.77	$17.92	$12.45	$17.24	$31.56	$19.25
Retired Payout	$—	$—	$—	$—	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND
ASSETS
Investments at market value	$36,781,835	$13,629,896	$3,712,402	$46,968,476	$18,114,564	$37,911,433	$18,891,099	$963,337

TOTAL ASSETS	$36,781,835	$13,629,896	$3,712,402	$46,968,476	$18,114,564	$37,911,433	$18,891,099	$963,337

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	36,781,835	13,629,896	3,712,402	46,968,476	18,114,564	37,911,433	18,891,099	963,337
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$36,781,835	$13,629,896	$3,712,402	$46,968,476	$18,114,564	$37,911,433	$18,891,099	$963,337

Total units	1,089,993	900,219	375,022	334,313	1,157,690	1,126,756	835,516	61,281
Blended unit value (Net assets divided by total units held)	$33.75	$15.14	$9.90	$140.49	$15.65	$33.65	$22.61	$15.72
INVESTMENTS
Cost of investments	$34,490,008	$11,880,995	$3,962,520	$41,504,376	$18,610,374	$24,746,258	$14,594,811	$990,000
Unrealized appreciation (depreciation) on investments	$2,291,827	$1,748,901	$(250,118)	$5,464,100	$(495,810)	$13,165,175	$4,296,288	$(26,663)
Number of shares in underlying mutual funds	1,104,892	938,051	610,592	333,867	1,441,096	1,093,494	924,222	69,156
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	4	3,612	20	379	16	3,453	823	—
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	58,033	75,258	53,858	20,080	150,226	65,985	60,211	3,497
M&E Rate .0125	1,031,956	821,349	321,144	313,854	1,007,448	1,057,318	774,482	57,784
Retired Payout	—	—	—	—	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$36.05	$16.15	$10.55	$150.30	$16.70	$35.90	$24.14	$—
M&E Rate .0029	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$34.16	$15.35	$10.07	$138.47	$15.82	$34.12	$22.95	$15.79
M&E Rate .0125	$33.72	$15.12	$9.87	$140.61	$15.62	$33.61	$22.58	$15.72
Retired Payout	$—	$—	$—	$—	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT VISTA FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS
ASSETS
Investments at market value	$17,808,996	$1,125,612	$25,426,518	$7,039,902	$15,017,827	$2,820,851	$15,627,646	$18,911,939

TOTAL ASSETS	$17,808,996	$1,125,612	$25,426,518	$7,039,902	$15,017,827	$2,820,851	$15,627,646	$18,911,939

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	17,808,996	1,125,612	25,426,518	7,039,902	15,017,827	2,820,851	15,627,646	18,911,939
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$17,808,996	$1,125,612	$25,426,518	$7,039,902	$15,017,827	$2,820,851	$15,627,646	$18,911,939

Total units	1,345,469	82,433	799,007	469,180	369,897	279,287	405,684	431,791
Blended unit value (Net assets divided by total units held)	$13.24	$13.65	$31.82	$15.00	$40.60	$10.10	$38.52	$43.80
INVESTMENTS
Cost of investments	$16,123,021	$1,069,439	$18,894,005	$5,427,936	$11,136,888	$2,676,382	$12,381,168	$13,632,199
Unrealized appreciation (depreciation) on investments	$1,685,975	$56,173	$6,532,513	$1,611,966	$3,880,939	$144,469	$3,246,478	$5,279,740
Number of shares in underlying mutual funds	1,309,484	81,982	896,246	505,014	453,026	291,712	478,348	514,892
Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	12	—	1,998	8	849	—	7	2,289
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	107,192	9,405	58,627	31,830	29,713	34,787	21,660	15,628
M&E Rate .0125	1,238,265	73,028	738,382	437,342	339,335	244,500	384,017	413,874
Retired Payout	—	—	—	—	—	—	—	—
Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$14.13	$—	$33.96	$16.02	$43.32	$—	$41.14	$46.74
M&E Rate .0029		$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039		$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$13.44	$13.72	$32.06	$15.23	$41.16	$10.14	$39.00	$44.37
M&E Rate .0125	$13.22	$13.65	$31.80	$14.99	$40.54	$10.09	$38.50	$43.76
Retired Payout	$—	$—	$—	$—	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	WELLS FARGO ADVANTAGE DISCOVERY FUND	WELLS FARGO OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT
ASSETS
Investments at market value	$8,515,158	$9,776,720	$19,043,024	$10,624,267	$22,525,700	$13,422,310	$23,406,192	$3,296,749

TOTAL ASSETS	$8,515,158	$9,776,720	$19,043,024	$10,624,267	$22,525,700	$13,422,310	$23,406,192	$3,296,749

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	8,515,158	9,776,720	19,043,024	10,624,267	22,525,700	13,422,310	23,406,192	3,296,749
Retired Contract Owners	—	—	—	—	—	—	—	—

TOTAL NET ASSETS	$8,515,158	$9,776,720	$19,043,024	$10,624,267	$22,525,700	$13,422,310	$23,406,192	$3,296,749

Total units	598,950	306,101	1,800,173	1,024,037	669,643	407,832	899,541	158,782
Blended unit value (Net assets divided by total units held)	$14.22	$31.94	$10.58	$10.37	$33.64	$32.91	$26.02	$20.76
INVESTMENTS
Cost of investments	$7,375,473	$7,533,882	$17,560,708	$9,149,796	$22,259,879	$11,375,321	$22,388,244	$3,041,220
Unrealized appreciation (depreciation) on investments	$1,139,685	$2,242,838	$1,482,316	$1,474,471	$265,821	$2,046,989	$1,017,948	$255,529
Number of shares in underlying mutual funds	593,805	403,663	1,796,505	1,003,235	644,144	389,165	1,105,630	195,305

Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	3,786	7	6	16	1	4	10	11
M&E Rate .0029	—	—	—	—	—	—	—	—
M&E Rate .0039	—	—	—	—	—	—	—	—
M&E Rate .0095	24,096	11,135	19,470	137,378	2,353	47,350	64,549	15,551
M&E Rate .0125	571,068	294,959	1,780,697	886,643	667,289	360,478	834,982	143,220
Retired Payout	—	—	—	—	—	—	—	—

Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$14.34	$34.02	$11.31	$11.11	$35.97	$35.19	$27.72	$22.67
M&E Rate .0029	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0039	$—	$—	$—	$—	$—	$—	$—	$—
M&E Rate .0095	$14.25	$32.30	$10.75	$10.57	$34.18	$33.33	$26.38	$21.58
M&E Rate .0125	$14.21	$31.93	$10.58	$10.34	$33.64	$32.86	$25.99	$20.67
Retired Payout	$—	$—	$—	$—	$—	$—	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Net Assets

December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SHORT- TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES
ASSETS
Investments at market value	$3,763,162	$248,887,833	$286,909,697	$23,579,038	$38,685,199	$2,846,173	$47,854,996	$75,809,394

TOTAL ASSETS	$3,763,162	$248,887,833	$286,909,697	$23,579,038	$38,685,199	$2,846,173	$47,854,996	$75,809,394

NET ASSETS
Net Assets (Indefinite units authorized)
Active Contract Owners	3,763,162	247,846,495	285,287,960	23,423,378	38,685,199	2,833,172	47,854,996	75,809,394
Retired Contract Owners	—	1,041,338	1,621,737	155,660	—	13,001	—	—

TOTAL NET ASSETS	$3,763,162	$248,887,833	$286,909,697	$23,579,038	$38,685,199	$2,846,173	$47,854,996	$75,809,394

Total units	153,217	12,167,249	12,756,334	1,385,915	3,047,443	258,893	3,931,558	4,394,862
Blended unit value (Net assets divided by total units held)	$24.56	$20.46	$22.49	$17.01	$12.69	$10.99	$12.17	$17.25

INVESTMENTS
Cost of investments	$4,003,100	$237,817,710	$293,351,352	$23,930,645	$32,707,918	$2,833,267	$55,781,762	$62,665,870
Unrealized appreciation (depreciation) on investments	$(239,937)	$11,070,123	$(6,441,655)	$(351,607)	$5,977,281	$12,906	$(7,926,766)	$13,143,524
Number of shares in underlying mutual funds	215,531	13,295,325	12,842,865	1,901,531	2,950,804	275,259	3,741,579	4,676,693

Total Net Assets Represented by:
Number of units outstanding:
M&E Rate .0000	16	7,755	4,563	8	342	10	573	3,295
M&E Rate .0029	—	—	380,871	—	—	—	—	—
M&E Rate .0039	—	—	105,533	—	—	—	—	—
M&E Rate .0095	10,605	85,773	49,380	112,891	61,563	23,645	46,375	44,581
M&E Rate .0125	142,596	12,018,094	12,143,394	1,260,463	2,985,537	233,981	3,884,610	4,346,986
Retired Payout	—	55,627	72,593	12,553	—	1,257	—	—

Unit Value (Net assets divided by units outstanding)
M&E Rate .0000	$26.20	$21.87	$24.00	$18.20	$13.57	$11.74	$13.02	$18.43
M&E Rate .0029	$—	$—	$23.63	$—	$—	$—	$—	$—
M&E Rate .0039	$—	$—	$23.50	$—	$—	$—	$—	$—
M&E Rate .0095	$24.83	$20.79	$22.81	$17.31	$12.90	$11.16	$12.37	$17.53
M&E Rate .0125	$24.54	$20.46	$22.45	$17.03	$12.69	$10.98	$12.17	$17.25
Retired Payout	$—	$18.72	$22.34	$12.40	$—	$10.34	$—	$—

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	ALLIANCE BERNSTEIN LARGE GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES
INVESTMENT INCOME
Dividend income distribution	$—	$2,108,677	$2,206,859	$—	$85,138	$—	$—	$1,094

Net investment income	$—	$2,108,677	$2,206,859	$—	$85,138	$—	$—	$1,094

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution		—	—	—	—	—	—	—
Net realized gain (loss) on investments	(252,585)	607,563	404,887	(49,215)	134,365	13,817	6,898	6,732
Net unrealized appreciation (depreciation) on investments	3,397,865	(2,431,318)	(1,212,249)	(76,323)	519,331	29,469	23,332	36,979

Net gain (loss) on investments	3,145,280	(1,823,755)	(807,362)	(125,538)	653,696	43,286	30,230	43,711

EXPENSES
Mortality and expense risk charge (Note 1)	(255,809)	(361,431)	(520,975)	(53,986)	(96,252)	(3,851)	(2,363)	(4,786)

Total Expenses	(255,809)	(361,431)	(520,975)	(53,986)	(96,252)	(3,851)	(2,363)	(4,786)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$2,889,471	$(76,509)	$878,522	$(179,524)	$642,582	$39,435	$27,867	$40,019

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND
INVESTMENT INCOME
Dividend income distribution	$86,191	$146,474	$455,650	$612,965	$889,574	$518,737	$132,230	$83,158

Net investment income	$86,191	$146,474	$455,650	$612,965	$889,574	$518,737	$132,230	$83,158

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(451,170)	30,890	(41,031)	25,170	(9,807)	888,360	107,606	2,986
Net unrealized appreciation (depreciation) on investments	2,317,631	764,846	(335,385)	1,407,398	(570,839)	4,209,410	2,644,167	(40,972)

Net gain (loss) on investments	1,866,461	795,736	(376,417)	1,432,568	(580,646)	5,097,770	2,751,773	(37,986)

EXPENSES
Mortality and expense risk charge (Note 1)	(412,766)	(145,127)	(36,253)	(515,584)	(201,757)	(392,143)	(179,216)	(7,246)

Total Expenses	(412,766)	(145,127)	(36,253)	(515,584)	(201,757)	(392,143)	(179,216)	(7,246)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$1,539,886	$797,083	$42,981	$1,529,949	$107,171	$5,224,364	$2,704,787	$37,926

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT VISTA FUND	RAINIER SMALL/ MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	STRONG MID CAP GROWTH FUND II	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS
INVESTMENT INCOME
Dividend income distribution	$198,108	$14,667	$560,364	$—	$430,767	$28,495	$—	$754,059	$907,632

Net investment income	$198,108	$14,667	$560,364	$—	$430,767	$28,495	$—	$754,059	$907,632

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(92,276)	17,017	497,864	7,324	134,087	34,049	(262,128)	251,260	576,928
Net unrealized appreciation (depreciation) on investments	161,459	24,522	2,165,036	750,615	1,553,441	105,428	(174,658)	192,381	8,034

Net gain (loss) on investments	69,183	41,539	2,662,900	757,939	1,687,528	139,477	(436,786)	443,641	584,962

EXPENSES
Mortality and expense risk charge (Note 1)	(202,242)	(8,733)	(263,670)	(78,311)	(150,983)	(21,667)	(25,819)	(179,952)	(222,589)

Total Expenses	(202,242)	(8,733)	(263,670)	(78,311)	(150,983)	(21,667)	(25,819)	(179,952)	(222,589)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$65,049	$47,473	$2,959,594	$679,628	$1,967,312	$146,305	$(462,605)	$1,017,748	$1,270,005

See notes to financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Operations

For The Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	WELLS FARGO ADVANTAGE DISCOVERY FUND	WELLS FARGO OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT
INVESTMENT INCOME
Dividend income distribution	$—	$—	$178,608	$66,789	$—	$—	$2,645,178	$265,842

Net investment income	$—	$—	$178,608	$66,789	$—	$—	$2,645,178	$265,842

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	53,546	(27,577)	(384,356)	102,527	(666,435)	45,114	42,667	88,390
Net unrealized appreciation (depreciation) on investments	1,139,685	752,830	1,257,838	382,176	2,502,324	1,018,039	(878,791)	(237,446)

Net gain (loss) on investments	1,193,231	725,253	873,482	484,703	1,835,889	1,063,153	(836,124)	(149,056)

EXPENSES
Mortality and expense risk charge (Note 1)	(72,199)	(117,364)	(234,541)	(108,996)	(264,712)	(138,771)	(246,586)	(34,393)

Total Expenses	(72,199)	(117,364)	(234,541)	(108,996)	(264,712)	(138,771)	(246,586)	(34,393)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$1,121,032	$607,889	$817,549	$442,496	$1,571,177	$924,382	$1,562,468	$82,393

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

S tatements of Operations

For The Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES
INVESTMENT INCOME
Dividend income distribution	$856,057	$—	$3,193,073	$—	$15,556	$7,237	$—	$1,972

Net investment income	$856,057	$—	$3,193,073	$—	$15,556	$7,237	$—	$1,972

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	164,774	(219,793)	(2,508,347)	(73,841)	936,454	32,744	(3,189,593)	807,096
Net unrealized appreciation (depreciation) on investments	(842,818)	10,734,645	15,618,284	520,546	2,634,152	33,059	4,777,728	2,891,275

Net gain (loss) on investments	(678,044)	10,514,852	13,109,937	446,705	3,570,606	65,803	1,588,135	3,698,371

EXPENSES
Mortality and expense risk charge (Note 1)	(41,970)	(3,144,262)	(3,499,902)	(281,382)	(453,939)	(35,643)	(589,100)	(929,257)

Total Expenses	(41,970)	(3,144,262)	(3,499,902)	(281,382)	(453,939)	(35,643)	(589,100)	(929,257)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$136,043	$7,370,590	$12,803,108	$165,323	$3,132,223	$37,397	$999,035	$2,771,086

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	ALLIANCE BERNSTEIN LARGE GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES
OPERATIONS
Net investment income	$—	$2,108,677	$2,206,859	$—	$85,138	$—	$—	$1,094
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(252,585)	607,563	404,887	(49,215)	134,365	13,817	6,898	6,732
Net unrealized appreciation (depreciation) on investments	3,397,865	(2,431,318)	(1,212,249)	(76,323)	519,331	29,469	23,332	36,979
Mortality and expense risk charge (Note 1)	(255,809)	(361,431)	(520,975)	(53,986)	(96,252)	(3,851)	(2,363)	(4,786)

Net increase (decrease) in net assets resulting from operations	2,889,471	(76,509)	878,522	(179,524)	642,582	39,435	27,867	40,019

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	3,531,156	5,276,538	7,519,665	367,931	1,335,282	154,932	138,222	227,956
Sales and administrative expenses (Note 1)	(428)	(672)	(938)	(55)	(158)	(4)	—	(8)

Net consideration received on annuity contracts	3,530,728	5,275,866	7,518,727	367,876	1,335,124	154,928	138,222	227,948
Net transfer from (to) fixed accumulation account	364,842	286,295	578,465	(225,364)	420,691	100,222	40,358	124,556
Transfers from (to) other Divisions	164,967	850,403	1,779,019	(86,391)	275,218	94,774	107,968	97,763
Payments to contract owners	(1,181,942)	(1,492,137)	(2,144,731)	(366,428)	(802,008)	(10,613)	(1,192)	(5,913)
Annual maintenance charge (Note 1)	(38,542)	(30,009)	(31,158)	(1,289)	(8,399)	(400)	(75)	(325)
Surrender charges (Note 1)	(11,694)	(20,096)	(28,817)	(1,746)	(4,355)	(651)	(7)	(65)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	2,828,359	4,870,322	7,671,505	(313,342)	1,216,271	338,260	285,274	443,964

TOTAL INCREASE (DECREASE) IN NET ASSETS	5,717,830	4,793,813	8,550,027	(492,866)	1,858,853	377,695	313,141	483,983
Net Assets:
Beginning of period	18,913,881	26,452,998	38,334,735	4,634,469	7,064,779	173,702	68,862	171,393

End of period	$24,631,711	$31,246,811	$46,884,762	$4,141,603	$8,923,632	$551,397	$382,003	$655,376

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND
OPERATIONS
Net investment income	$86,191	$146,474	$455,650	$612,965	$889,574	$518,737	$132,230	$83,158
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(451,170)	30,890	(41,031)	25,170	(9,807)	888,360	107,606	2,986
Net unrealized appreciation (depreciation) on investments	2,317,631	764,846	(335,385)	1,407,398	(570,839)	4,209,410	2,644,167	(40,972)
Mortality and expense risk charge (Note 1)	(412,766)	(145,127)	(36,253)	(515,584)	(201,757)	(392,143)	(179,216)	(7,246)

Net increase (decrease) in net assets resulting from operations	1,539,886	797,083	42,981	1,529,949	107,171	5,224,364	2,704,787	37,926

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	5,709,257	2,434,296	780,770	7,733,183	2,958,716	4,646,739	2,999,505	248,719
Sales and administrative expenses (Note 1)	(604)	(261)	(29)	(684)	(370)	(579)	(285)	(49)

Net consideration received on annuity contracts	5,708,653	2,434,035	780,741	7,732,499	2,958,346	4,646,160	2,999,220	248,670
Net transfer from (to) fixed accumulation account	96,003	104,238	349,309	1,153,781	805,304	899,715	675,849	222,036
Transfers from (to) other Divisions	208,725	363,387	221,830	1,043,357	171,839	1,737,389	916,227	201,874
Payments to contract owners	(2,250,838)	(846,725)	(185,075)	(2,193,313)	(1,056,122)	(2,064,795)	(778,996)	(7,889)
Annual maintenance charge (Note 1)	(44,795)	(24,210)	(3,258)	(84,235)	(17,717)	(49,313)	(24,173)	(350)
Surrender charges (Note 1)	(22,642)	(10,099)	(1,361)	(25,082)	(10,896)	(14,338)	(7,582)	(331)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	3,695,106	2,020,626	1,162,186	7,627,007	2,850,754	5,154,818	3,780,545	664,010

TOTAL INCREASE (DECREASE) IN NET ASSETS	5,234,992	2,817,709	1,205,167	9,156,956	2,957,925	10,379,182	6,485,332	701,936
Net Assets:
Beginning of period	31,546,843	10,812,187	2,507,235	37,811,520	15,156,639	27,532,251	12,405,767	261,401

End of period	$36,781,835	$13,629,896	$3,712,402	$46,968,476	$18,114,564	$37,911,433	$18,891,099	$963,337

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT VISTA FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	STRONG MID CAP GROWTH FUND II	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS
OPERATIONS
Net investment income	$198,108	$14,667	$560,364	$—	$430,767	$28,495	$—	$754,059	$907,632
Capital gain distribution	—	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(92,276)	17,017	497,864	7,324	134,087	34,049	(262,128)	251,260	576,928
Net unrealized appreciation (depreciation) on investments	161,459	24,522	2,165,036	750,615	1,553,441	105,428	(174,658)	192,381	8,034
Mortality and expense risk charge (Note 1)	(202,242)	(8,733)	(263,670)	(78,311)	(150,983)	(21,667)	(25,819)	(179,952)	(222,589)

Net increase (decrease) in net assets resulting from operations	65,049	47,473	2,959,594	679,628	1,967,312	146,305	(462,605)	1,017,748	1,270,005

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	3,165,328	447,036	3,602,095	867,912	1,963,215	742,054	280,349	1,629,865	1,805,171
Sales and administrative expenses (Note 1)	(283)	(53)	(301)	(81)	(208)	(59)	(42)	(271)	(349)

Net consideration received on annuity contracts	3,165,045	446,983	3,601,794	867,831	1,963,007	741,995	280,307	1,629,594	1,804,822
Net transfer from (to) fixed accumulation account	411,711	244,783	388,232	40,000	293,911	494,580	(39,476)	(395,527)	(527,722)
Transfers from (to) other Divisions	65,647	189,259	1,836,147	(57,801)	925,608	671,760	(7,720,884)	(210,745)	(418,154)
Payments to contract owners	(971,421)	(97,411)	(1,149,525)	(546,357)	(710,371)	(110,798)	(177,799)	(877,203)	(1,141,763)
Annual maintenance charge (Note 1)	(31,203)	(375)	(29,749)	(6,554)	(19,177)	(800)	(1,815)	(11,344)	(25,429)
Surrender charges (Note 1)	(12,813)	(1,165)	(12,464)	(4,465)	(5,200)	(574)	(1,634)	(7,958)	(7,684)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	2,626,966	782,074	4,634,435	292,654	2,447,778	1,796,163	(7,661,301)	126,817	(315,930)

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,692,015	829,547	7,594,029	972,282	4,415,090	1,942,468	(8,123,906)	1,144,565	954,075
Net Assets:
Beginning of period	15,116,981	296,065	17,832,489	6,067,620	10,602,737	878,383	8,123,906	14,483,081	17,957,864

End of period	$17,808,996	$1,125,612	$25,426,518	$7,039,902	$15,017,827	$2,820,851	$—	$15,627,646	$18,911,939

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	WELLS FARGO ADVANTAGE DISCOVERY FUND	WELLS FARGO OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT
OPERATIONS
Net investment income	$—	$—	$178,608	$66,789	$—	$—	$2,645,178	$265,842
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	53,546	(27,577)	(384,356)	102,527	(666,435)	45,114	42,667	88,390
Net unrealized appreciation (depreciation) on investments	1,139,685	752,830	1,257,838	382,176	2,502,324	1,018,039	(878,791)	(237,446)
Mortality and expense risk charge (Note 1)	(72,199)	(117,364)	(234,541)	(108,996)	(264,712)	(138,771)	(246,586)	(34,393)

Net increase (decrease) in net assets resulting from operations	1,121,032	607,889	817,549	442,496	1,571,177	924,382	1,562,468	82,393

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	617,934	866,783	1,553,041	2,241,843	2,121,817	2,770,934	3,747,168	578,472
Sales and administrative expenses (Note 1)	(68)	(144)	(296)	(181)	(687)	(257)	(570)	(56)

Net consideration received on annuity contracts	617,866	866,639	1,552,745	2,241,662	2,121,130	2,770,677	3,746,598	578,416
Net transfer from (to) fixed accumulation account	(275,052)	(177,757)	(1,058,851)	340,862	(660,424)	481,831	461,204	62,429
Transfers from (to) other Divisions	7,542,000	(335,045)	15,263	273,851	(82,599)	(77,956)	1,048,315	265,821
Payments to contract owners	(483,862)	(693,922)	(1,747,582)	(467,053)	(1,704,444)	(604,053)	(1,000,009)	(160,823)
Annual maintenance charge (Note 1)	(4,468)	(6,993)	(12,349)	(31,366)	(11,660)	(25,970)	(36,292)	(1,363)
Surrender charges (Note 1)	(2,358)	(5,462)	(2,048)	(9,280)	(1,241)	(8,881)	(9,594)	(1,969)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	7,394,126	(352,540)	(1,252,822)	2,348,676	(339,238)	2,535,648	4,210,222	742,511

TOTAL INCREASE (DECREASE) IN NET ASSETS	8,515,158	255,349	(435,273)	2,791,172	1,231,939	3,460,030	5,772,690	824,904
Net Assets:
Beginning of period	—	9,521,371	19,478,297	7,833,095	21,293,761	9,962,280	17,633,502	2,471,845

End of period	$8,515,158	$9,776,720	$19,043,024	$10,624,267	$22,525,700	$13,422,310	$23,406,192	$3,296,749

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2005

(Unaudited)

	ACCOUNT DIVISION
	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SHORT- TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES
OPERATIONS
Net investment income	$856,057	$—	$3,193,073	$—	$15,556	$7,237	$—	$1,972
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	164,774	(219,793)	(2,508,347)	(73,841)	936,454	32,744	(3,189,593)	807,096
Net unrealized appreciation (depreciation) on investments	(842,818)	10,734,645	15,618,284	520,546	2,634,152	33,059	4,777,728	2,891,275
Mortality and expense risk charge (Note 1)	(41,970)	(3,144,262)	(3,499,902)	(281,382)	(453,939)	(35,643)	(589,100)	(929,257)

Net increase (decrease) in net assets resulting from operations	136,043	7,370,590	12,803,108	165,323	3,132,223	37,397	999,035	2,771,086

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	445,776	11,615,817	13,175,660	2,979,093	3,783,523	366,506	4,054,022	5,694,625
Sales and administrative expenses (Note 1)	(95)	(2,243)	(2,551)	(607)	(625)	(216)	(848)	(872)

Net consideration received on annuity contracts	445,681	11,613,574	13,173,109	2,978,486	3,782,898	366,290	4,053,174	5,693,753
Net transfer from (to) fixed accumulation account	(75,526)	(6,817,158)	(9,689,521)	235,824	(895,521)	1,759,736	(1,973,929)	(2,361,669)
Transfers from (to) other Divisions	240,136	(3,638,074)	(5,994,992)	649,462	(587,618)	568,830	(2,090,035)	(1,227,147)
Payments to contract owners	(293,712)	(21,089,910)	(24,793,286)	(2,378,639)	(2,877,927)	(2,817,857)	(4,215,680)	(5,576,413)
Annual maintenance charge (Note 1)	(2,196)	(134,894)	(256,869)	(19,109)	(41,868)	(2,263)	(34,767)	(125,593)
Surrender charges (Note 1)	(2,663)	(10,804)	(6,021)	(10,162)	(6,247)	(6,684)	(6,157)	(6,220)
Mortality guarantee adjustment	—	(4,984)	40,670	(5,913)	—	(50)	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	311,720	(20,082,250)	(27,526,910)	1,449,949	(626,283)	(131,998)	(4,267,394)	(3,603,289)

TOTAL INCREASE (DECREASE) IN NET ASSETS	447,763	(12,711,660)	(14,723,802)	1,615,272	2,505,940	(94,601)	(3,268,359)	(832,203)
Net Assets:
Beginning of period	3,315,399	261,599,493	301,633,499	21,963,766	36,179,259	2,940,774	51,123,355	76,641,597

End of period	$3,763,162	$248,887,833	$286,909,697	$23,579,038	$38,685,199	$2,846,173	$47,854,996	$75,809,394

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

(Unaudited)

	ACCOUNT DIVISION
	ALLIANCE BERNSTEIN LARGE GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES
OPERATIONS
Net investment income	$—	$848,837	$956,690	$—	$55,680	$—	$—	$4,166
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(291,469)	302,329	220,352	(200,637)	(752)	(699)	771	1,235
Net unrealized appreciation (depreciation) on investments	1,725,642	3,178,608	3,050,663	635,024	673,975	18,547	7,492	12,223
Mortality and expense risk charge (Note 1)	(199,377)	(257,683)	(382,722)	(52,966)	(71,794)	(486)	(227)	(578)

Net increase (decrease) in net assets resulting from operations	1,234,796	4,072,091	3,844,983	381,421	657,109	17,362	8,036	17,046

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	3,407,288	4,586,631	7,175,431	537,378	1,062,835	50,749	38,660	49,820
Sales and administrative expenses (Note 1)	(451)	(664)	(891)	(63)	(39)	(5)	(18)	(14)

Net consideration received on annuity contracts	3,406,837	4,585,967	7,174,540	537,315	1,062,796	50,744	38,642	49,806
Net transfer from (to) fixed accumulation account	252,580	502,807	1,039,761	5,898	74,250	76,130	3,493	42,483
Transfers from (to) other Divisions	248,073	1,337,261	1,572,417	71,635	600,687	39,992	18,691	62,058
Payments to contract owners	(808,524)	(1,014,576)	(1,551,731)	(390,148)	(373,167)	(10,526)	—	—
Annual maintenance charge (Note 1)	(20,876)	(36,374)	(32,880)	(3,710)	(7,179)	—	—	—
Surrender charges (Note 1)	(12,347)	(19,634)	(30,061)	(3,948)	(4,415)	—	—	—
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	3,065,743	5,355,451	8,172,046	217,042	1,352,972	156,340	60,826	154,347

TOTAL INCREASE (DECREASE) IN NET ASSETS	4,300,539	9,427,542	12,017,029	598,463	2,010,081	173,702	68,862	171,393
Net Assets:
Beginning of period	14,613,342	17,025,456	26,317,706	4,036,006	5,054,698	—	—	—

End of period	$18,913,881	$26,452,998	$38,334,735	$4,634,469	$7,064,779	$173,702	$68,862	$171,393

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

(Unaudited)

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND
OPERATIONS
Net investment income	$33,262	$59,181	$142,920	$318,688	$975,247	—	$81,543	$11,149
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(314,511)	(47,316)	4,214	(147,985)	36,437	269,816	95,402	(9)
Net unrealized appreciation (depreciation) on investments	1,243,824	555,756	58,556	3,194,767	(416,192)	4,915,096	1,184,678	14,309
Mortality and expense risk charge (Note 1)	(340,880)	(108,651)	(24,354)	(383,061)	(171,598)	(268,486)	(116,173)	(763)

Net increase (decrease) in net assets resulting from operations	621,695	458,970	181,336	2,982,409	423,894	4,916,426	1,245,450	24,686

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	6,077,705	2,686,897	635,427	7,210,776	2,959,996	3,711,525	2,748,638	96,939
Sales and administrative expenses (Note 1)	(723)	(489)	(162)	(1,311)	(836)	(401)	(170)	(3)

Net consideration received on annuity contracts	6,076,982	2,686,408	635,265	7,209,465	2,959,160	3,711,124	2,748,468	96,936
Net transfer from (to) fixed accumulation account	679,230	379,216	52,913	679,293	(423,837)	322,561	566,236	28,278
Transfers from (to) other Divisions	1,242,834	430,113	110,706	1,965,591	(567,325)	1,296,109	925,590	111,551
Payments to contract owners	(1,533,297)	(443,216)	(73,829)	(1,329,769)	(1,130,693)	(1,367,535)	(464,127)	—
Annual maintenance charge (Note 1)	(48,757)	(16,043)	(1,850)	(72,639)	(14,662)	(34,941)	(17,303)	(50)
Surrender charges (Note 1)	(23,838)	(8,574)	(1,578)	(19,302)	(15,058)	(14,847)	(7,878)	—
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	6,393,154	3,027,904	721,627	8,432,639	807,585	3,912,471	3,750,986	236,715

TOTAL INCREASE (DECREASE) IN NET ASSETS	7,014,849	3,486,874	902,963	11,415,048	1,231,479	8,828,897	4,996,436	261,401

Net Assets:
Beginning of period	24,531,994	7,325,313	1,604,272	26,396,472	13,925,160	18,703,354	7,409,331	—

End of period	$31,546,843	$10,812,187	$2,507,235	$37,811,520	$15,156,639	$27,532,251	$12,405,767	$261,401

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

(Unaudited)

	ACCOUNT DIVISION
	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT VISTA FUND	RAINIER SMALL/ MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	STRONG MID CAP FUND II	STRONG OPPORTUNITY FUND
OPERATIONS
Net investment income	$94,660	$70	$496,984	$—	$367,716	$33,494	$—	$—
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	(115,766)	(106)	156,832	(566,680)	(4,504)	(247)	(526,707)	(119,348)
Net unrealized appreciation (depreciation) on investments	1,259,387	31,651	1,897,689	1,501,911	1,167,553	39,041	1,822,515	1,566,258
Mortality and expense risk charge (Note 1)	(157,574)	(967)	(175,872)	(65,410)	(104,582)	(2,056)	(86,162)	(105,360)

Net increase (decrease) in net assets resulting from operations	1,080,707	30,648	2,375,633	869,821	1,426,183	70,232	1,209,646	1,341,550

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,991,745	70,302	2,740,169	766,799	1,638,351	180,097	1,148,255	1,158,319
Sales and administrative expenses (Note 1)	(827)	(1)	(234)	(171)	(201)	(6)	(133)	(129)

Net consideration received on annuity contracts	2,990,918	70,301	2,739,935	766,628	1,638,150	180,091	1,148,122	1,158,190
Net transfer from (to) fixed accumulation account	198,027	63,893	339,819	(42,803)	216,922	220,678	(63,459)	5,624
Transfers from (to) other Divisions	313,387	135,086	1,021,445	(186,269)	308,584	407,605	(233,439)	(232,463)
Payments to contract owners	(600,708)	(3,817)	(813,803)	(317,417)	(423,635)	(148)	(320,753)	(389,832)
Annual maintenance charge (Note 1)	(35,627)	(25)	(15,941)	(4,340)	(11,104)	(75)	(3,783)	(9,889)
Surrender charges (Note 1)	(15,873)	(21)	(12,973)	(3,464)	(5,278)	—	(5,885)	(5,513)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	2,850,124	265,417	3,258,482	212,335	1,723,639	808,151	520,803	526,117

TOTAL INCREASE (DECREASE) IN NET ASSETS	3,930,831	296,065	5,634,115	1,082,156	3,149,822	878,383	1,730,449	1,867,667
Net Assets:
Beginning of period	11,186,150	—	12,198,374	4,985,464	7,452,915	—	6,393,457	7,653,704

End of period	$15,116,981	$296,065	$17,832,489	$6,067,620	$10,602,737	$878,383	$8,123,906	$9,521,371

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

(Unaudited)

	ACCOUNT DIVISION
	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT
OPERATIONS
Net investment income	$581,710	$585,951	$250,836	$80,023	$92,255	$9,185	$1,006,927	$94,902
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	133,279	309,295	(406,833)	(14,918)	(526,831)	(44,882)	2,334	45,151
Net unrealized appreciation (depreciation) on investments	1,491,080	2,660,429	2,152,247	667,642	1,842,455	648,256	970,936	202,774
Mortality and expense risk charge (Note 1)	(152,813)	(186,070)	(224,032)	(74,442)	(247,123)	(97,015)	(185,171)	(24,130)

Net increase (decrease) in net assets resulting from operations	2,053,256	3,369,605	1,772,218	658,305	1,160,756	515,544	1,795,026	318,697

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	2,326,819	2,370,708	1,806,304	2,087,899	2,295,530	2,549,045	2,851,018	437,529
Sales and administrative expenses (Note 1)	(352)	(385)	(290)	(83)	(738)	(235)	(571)	(25)

Net consideration received on annuity contracts	2,326,467	2,370,323	1,806,014	2,087,816	2,294,792	2,548,810	2,850,447	437,504
Net transfer from (to) fixed accumulation account	(37,902)	(47,864)	(716,781)	449,713	(501,914)	588,382	223,095	122,171
Transfers from (to) other Divisions	126,882	50,589	659,884	(38,954)	255,601	(89,069)	541,282	75,334
Payments to contract owners	(710,724)	(852,449)	(1,237,664)	(188,371)	(1,217,487)	(220,391)	(950,930)	(104,145)
Annual maintenance charge (Note 1)	(12,055)	(29,445)	(16,074)	(23,326)	(12,287)	(14,799)	(33,166)	(1,587)
Surrender charges (Note 1)	(10,390)	(10,955)	(3,149)	(8,463)	(2,980)	(9,141)	(12,076)	(2,216)
Mortality guarantee adjustment	—	—	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	1,682,278	1,480,199	492,230	2,278,415	815,725	2,803,792	2,618,652	527,061

TOTAL INCREASE (DECREASE) IN NET ASSETS	3,735,534	4,849,804	2,264,448	2,936,720	1,976,481	3,319,336	4,413,678	845,758
Net Assets:
Beginning of period	10,747,547	13,108,060	17,213,849	4,896,375	19,317,280	6,642,944	13,219,824	1,626,087

End of period	$14,483,081	$17,957,864	$19,478,297	$7,833,095	$21,293,761	$9,962,280	$17,633,502	$2,471,845

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Statements of Changes in Net Assets

For the Year Ended December 31, 2004

(Unaudited)

	ACCOUNT DIVISION
	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE VIT BALANCED FUND HM SHARES	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES
OPERATIONS
Net investment income	$345,957	$6,589,982	$3,938,380	$1,204,182	$472,537	$32,589	$—	$999,674
Capital gain distribution	—	—	—	—	—	—	—	—
Net realized gain (loss) on investments	88,807	(1,247,575)	(4,492,637)	(92,592)	2,234,522	(3,531)	(2,932,405)	278,962
Net unrealized appreciation (depreciation) on investments	157,681	14,898,333	28,883,404	(98,659)	813,826	6,465	4,888,309	7,792,639
Mortality and expense risk charge (Note 1)	(33,385)	(3,209,708)	(3,526,651)	(254,874)	(415,193)	(37,271)	(623,643)	(895,752)

Net increase (decrease) in net assets resulting from operations	559,060	17,031,032	24,802,496	758,056	3,105,692	(1,748)	1,332,261	8,175,522

CONTRACT OWNERS’ TRANSACTIONS
Gross stipulated payments received	344,372	12,279,490	15,806,383	2,889,665	4,096,629	251,671	4,934,536	6,255,861
Sales and administrative expenses (Note 1)	(54)	(2,266)	(2,941)	(831)	(725)	(170)	(1,106)	(1,012)

Net consideration received on annuity contracts	344,318	12,277,224	15,803,442	2,888,834	4,095,904	251,501	4,933,430	6,254,849
Net transfer from (to) fixed accumulation account	15,159	(8,709,547)	(9,824,067)	244,133	(552,763)	1,064,484	(1,663,499)	(2,159,216)
Transfers from (to) other Divisions	215,986	(3,643,485)	(5,963,868)	130,093	653,251	(1,245,225)	(1,632,386)	(1,084,512)
Payments to contract owners	(188,588)	(17,152,966)	(20,813,876)	(1,755,995)	(3,913,202)	(1,740,250)	(3,723,909)	(4,754,182)
Annual maintenance charge (Note 1)	(3,463)	(158,350)	(285,353)	(17,948)	(29,437)	(1,752)	(59,266)	(153,658)
Surrender charges (Note 1)	(1,414)	(14,181)	(14,636)	(15,321)	(12,739)	(22,981)	(12,762)	(14,998)
Mortality guarantee adjustment	—	(11,284)	(41,367)	(4,193)	—	(3,146)	—	—

Net increase (decrease) in net assets resulting from contract owners’ transactions	381,998	(17,412,589)	(21,139,725)	1,469,603	241,014	(1,697,369)	(2,158,392)	(1,911,717)

TOTAL INCREASE (DECREASE) IN NET ASSETS	941,058	(381,557)	3,662,771	2,227,659	3,346,706	(1,699,117)	(826,131)	6,263,805
Net Assets:
Beginning of period	2,374,341	261,981,050	297,970,728	19,736,107	32,832,553	4,639,891	51,949,486	70,377,792

End of period	$3,315,399	$261,599,493	$301,633,499	$21,963,766	$36,179,259	$2,940,774	$51,123,355	$76,641,597

See notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Notes to the Financial Statements

December 31, 2005

(Unaudited)

1. NATURE OF SEPARATE ACCOUNT - Horace Mann Life Insurance Company Separate Account (“the Account”), registered as a unit investment trust under the Investment Company Act of 1940, is used to fund variable annuity contracts. All assets are invested in shares of Alliance Bernstein Large Growth Portfolio, Ariel Fund, Ariel Appreciation Fund, Credit Suisse Small Co. Growth Portfolio, Davis Value Portfolio, Delaware VIP Growth Opportunities Service Class, Delaware VIP Trend Series Service Class, Dreyfus Midcap Stock Service Shares, Fidelity VIP Growth Portfolio, Fidelity VIP Growth & Income Portfolio, Fidelity VIP High Income Portfolio, Fidelity VIP Index 500 Portfolio, Fidelity VIP Investment Grade Bond Portfolio, Fidelity VIP Mid Cap Portfolio, Fidelity VIP Overseas Portfolio, Goldman Sachs VIT Core Small Cap Equity Fund, J.P. Morgan U.S. Disciplined Equity Portfolio, Lord Abbett Series Fund Growth Opportunities, Neuberger Berman Genesis Fund, Putnam VT Vista Fund, Rainier Small/Mid Cap Equity Portfolio, Royce Capital Fund Small Cap Portfolio, T. Rowe Price Small-Cap Stock Fund Advisor Class, T. Rowe Price Small-Cap Value Fund Advisor Class, Wells Fargo Advantage Discovery Fund, Wells Fargo Opportunity Fund (formerly Strong Opportunity Fund), Wilshire 5000 Index Portfolio-Institutional, Wilshire 5000 Index Portfolio-Investment, Wilshire Large Co. Growth Portfolio-Institutional, Wilshire Large Co. Growth Portfolio-Investment, Wilshire Large Co. Value Portfolio-Investment, Wilshire Small Co. Growth Portfolio-Investment, Wilshire Small Co. Value Portfolio-Investment, Wilshire VIT Balanced Fund HM Shares, Wilshire VIT Equity Fund HM Shares, Wilshire VIT Income Fund HM Shares, Wilshire VIT International Equity Fund HM Shares, Wilshire VIT Short-Term Investment Fund HM Shares, Wilshire VIT Small Cap Growth Fund HM Shares, Wilshire VIT Socially Responsible Fund HM Shares. The funds collectively are referred to as the “Funds”.

Effective October 1, 2004, sponsorship of the Horace Mann Mutual Funds was transferred to Wilshire Associates Inc.

Certain specified amounts, as described in the annuity contracts, are paid to Horace Mann Life Insurance Company (“HMLIC”) to cover death benefits, surrender charges, sales and administrative expenses and maintenance charges.

An annual contract maintenance charge of $25 is deducted from each contract unless the contract value equals or exceeds $10,000 to reimburse HMLIC for expenses incurred in administering the contract. The contract maintenance charge is assessed on the contract anniversary date. This charge may be reduced or eliminated on certain individual contracts and on some group plans. The annual maintenance charge is paid through a redemption of units and is deducted from the subaccount containing the greatest dollar amount or from the fixed portion of the contract when none of the variable subaccount(s) have any value. Charges for the annual maintenance charge cease on the maturity date. No annual maintenance charge is taken, in whole or in part, in the event of a complete surrender unless the surrender occurs on the contract anniversary date.

HMLIC deducts a daily mortality and expense risk charge from the Separate Account for the assumption of mortality and expense risks. The fee for the mortality and expense risk may not exceed the annual rate of 1.25% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.80% for expense risk).

In certain circumstances in the event of a contract being surrendered or withdrawn from the subaccount, surrender charges are assessed by HMLIC and withheld from the proceeds of the withdrawals on the basis of the amount surrendered or withdrawn from the subaccount(s).

2. SIGNIFICANT ACCOUNTING POLICIES - Investments in the Fund are reported at market value using the accumulated unit value method (AUV).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. FEDERAL INCOME TAXES - Investment income of the Account is included in the tax return of HMLIC; however, no tax accrues on income attributable to tax-deferred annuities which comprise the majority of the Account contracts. Income attributable to non tax-deferred annuities is not significant.

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Notes to the Financial Statements

December 31, 2005

(Unaudited)

4. PURCHASE AND SALES OF SEPARATE ACCOUNT FUND SHARES – During the year ended December 31, 2005 purchases and proceeds from sales of fund shares were as follows:

	ACCOUNT DIVISION
	ALLIANCE BERNSTEIN LARGE GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS
Purchases	$5,271,975	$11,217,380	$14,552,172	$423,548	$2,594,069	$428,881	$338,807
Sales	$2,952,011	$3,992,249	$4,789,897	$840,090	$1,254,547	$80,655	$48,998

	DREYFUS MIDCAP STOCK SERVICE SHARES	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO
Purchases	$498,656	$8,119,286	$3,924,418	$2,551,513	$12,979,512	$6,302,230	$10,896,974
Sales	$51,653	$5,201,925	$1,871,556	$1,010,962	$5,229,955	$2,773,466	$4,727,202

	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT VISTA FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO
Purchases	$5,597,790	$808,305	$4,953,206	$964,281	$8,040,716	$1,448,086	$4,389,662
Sales	$1,756,625	$65,397	$2,422,651	$159,256	$2,611,722	$1,226,419	$1,528,013

	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	STRONG MID CAP GROWTH FUND II	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	WELLS FARGO ADVANTAGE DISCOVERY FUND	WELLS FARGO OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL
Purchases	$2,200,901	326,068	$2,562,593	$2,945,062	$8,419,619	$957,017	$2,870,101
Sales	$363,861	8,275,315	$1,610,410	$1,999,021	$1,044,146	$1,454,498	$4,563,212

	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE VIT BALANCED FUND HM SHARES
Purchases	$3,543,168	$3,183,427	$3,783,109	$9,133,400	$1,433,206	$1,858,869	$14,815,715
Sales	$1,134,173	$4,453,812	$1,341,117	$2,481,919	$370,857	$568,288	$38,262,020

	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES
Purchases	17,482,042	$5,763,083	$8,628,592	$6,998,070	$7,119,077	$7,060,231
Sales	47,824,129	$4,668,357	$8,756,804	$7,125,729	$15,165,164	$10,783,708

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2005

(Unaudited)

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

	ACCOUNT DIVISION
	ALLIANCE BERNSTEIN LARGE GROWTH PORTFOLIO	ARIEL FUND	ARIEL APPRECIATION FUND	CREDIT SUISSE SMALL CO. GROWTH PORTFOLIO	DAVIS VALUE PORTFOLIO	DELAWARE VIP GROWTH OPPORTUNITIES SERVICE CLASS	DELAWARE VIP TREND SERIES SERVICE CLASS	DREYFUS MIDCAP STOCK SERVICE SHARES	FIDELITY VIP GROWTH PORTFOLIO
Account units outstanding at 01/01/2004	676,885	376,980	612,277	236,965	486,125	—	—	—	771,644
Consideration received	157,812	93,460	162,849	30,733	99,072	3,667	1,462	3,035	193,727
Net transfers	23,021	37,671	59,816	3,797	62,465	8,171	813	6,541	60,356
Payments to contract owners	(39,119)	(21,989)	(36,663)	(23,020)	(35,431)	(774)	—	—	(51,522)

Account units outstanding at 12/31/2004	818,599	486,122	798,279	248,475	612,231	11,064	2,275	9,576	974,205
Consideration received	151,026	97,211	158,395	20,515	113,575	9,579	4,770	12,500	178,415
Net transfers	24,392	23,044	52,050	(17,480)	58,665	12,074	5,089	12,291	9,390
Payments to contract owners	(54,281)	(30,380)	(48,397)	(20,494)	(69,324)	(750)	(44)	(343)	(72,017)
Account units outstanding at 12/31/2005	939,736	575,997	960,327	231,016	715,147	31,967	12,090	34,024	1,089,993

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2005

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

(Unaudited)

	ACCOUNT DIVISION
	FIDELITY VIP GROWTH & INCOME PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MID CAP PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND	J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO
Account units outstanding at 01/01/2004	535,029	177,129	211,435	921,950	798,274	430,503	—	915,270
Consideration received	197,641	68,404	56,742	194,535	149,102	157,032	7,103	240,310
Net transfers	59,151	18,833	20,944	(65,547)	63,643	84,547	10,324	40,785
Payments to contract owners	(34,284)	(8,339)	(11,204)	(75,705)	(56,788)	(28,165)	(4)	(52,716)

Account units outstanding at 12/31/2004	757,537	256,027	277,917	975,233	954,231	643,917	17,423	1,143,649
Consideration received	171,269	80,472	57,060	189,804	153,601	152,428	16,568	242,915
Net transfers	33,480	57,985	16,628	62,319	88,912	79,738	27,859	36,644
Payments to contract owners	(62,067)	(19,462)	(17,292)	(69,666)	(69,988)	(40,567)	(569)	(77,739)
Account units outstanding at 12/31/2005	900,219	375,022	334,313	1,157,690	1,126,756	835,516	61,281	1,345,469

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2005

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

(Unaudited)

	ACCOUNT DIVISION
	LORD ABBETT SERIES FUND GROWTH OPPORTUNITIES	NEUBERGER BERMAN GENESIS FUND	PUTNAM VT VISTA FUND	RAINIER SMALL/MID CAP EQUITY PORTFOLIO	ROYCE CAPITAL FUND SMALL CAP PORTFOLIO	STRONG MID CAP GROWTH FUND II	T.ROWE PRICE SMALL-CAP STOCK FUND ADVISOR CLASS	T.ROWE PRICE SMALL-CAP VALUE FUND ADVISOR CLASS	WELLS FARGO ADVANTAGE DISCOVERY FUND
Account units outstanding at 01/01/2004	—	513,797	431,300	247,172	—	443,966	349,073	397,645	443,966
Consideration received	5,822	108,412	63,004	53,108	20,615	76,824	72,660	66,939	76,824
Net transfers	17,606	53,522	(19,235)	17,125	72,692	(19,583)	2,995	515	(19,583)
Payments to contract owners	(1,013)	(33,533)	(27,092)	(14,166)	(26)	(21,966)	(22,811)	(25,494)	(21,966)

Account units outstanding at 12/31/04	22,415	642,198	447,977	303,239	93,281	479,241	401,917	439,605	—
Consideration received	34,208	121,384	63,084	53,584	77,307	17,168	45,587	43,932	46,478
Net transfers	33,147	75,001	(1,722)	32,935	130,436	(485,229)	(16,911)	(22,412)	589,006
Payments to contract owners	(7,337)	(39,576)	(40,159)	(19,861)	(21,737)	(11,180)	(24,909)	(29,334)	(36,534)
Account units outstanding at 12/31/05	82,433	799,007	469,180	369,897	279,287	—	405,684	431,791	598,950

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2005

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

(Unaudited)

	ACCOUNT DIVISION
	WELLS FARGO OPPORTUNITY FUND	WILSHIRE 5000 INDEX PORTFOLIO- INSTITUTIONAL	WILSHIRE 5000 INDEX PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE LARGE CO. GROWTH PORTFOLIO- INSTITUTIONAL	WILSHIRE LARGE CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. GROWTH PORTFOLIO- INVESTMENT	WILSHIRE SMALL CO. VALUE PORTFOLIO- INVESTMENT	WILSHIRE VIT BALANCED FUND HM SHARES
Account units outstanding at 01/01/2004	298,172	541,013	1,873,756	228,018	652,841	611,659	122,082	92,724	14,094,671
Consideration received	42,499	226,376	192,688	87,548	77,504	127,532	16,502	23,922	651,807
Net transfers	(8,226)	44,398	(7,404)	17,228	(8,428)	34,600	11,195	10,798	(653,929)
Payments to contract owners	(14,804)	(23,794)	(134,797)	(8,473)	(41,556)	(44,688)	(9,305)	(5,670)	(920,011)

Account units outstanding at 12/31/04	317,641	1,924,243	787,993	680,361	324,321	729,103	121,774	140,473	13,172,538
Consideration received	28,898	153,490	225,931	67,994	90,420	151,690	29,215	18,852	581,840
Net transfers	(17,015)	(103,316)	65,540	(23,889)	14,649	62,711	16,008	7,854	(524,475)
Payments to contract owners	(23,423)	(174,244)	(55,427)	(54,823)	(21,558)	(43,963)	(8,215)	(13,962)	(1,062,654)
Account units outstanding at 12/31/05	306,101	1,800,173	1,024,037	669,643	407,832	899,541	158,782	153,217	12,167,249

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2005

5. CHANGE IN CONTRACT OWNERS’ ACCOUNT UNITS

(Unaudited)

	ACCOUNT DIVISION
	WILSHIRE VIT EQUITY FUND HM SHARES	WILSHIRE VIT INCOME FUND HM SHARES	WILSHIRE VIT INTERNATIONAL EQUITY FUND HM SHARES	WILSHIRE VIT SHORT-TERM INVESTMENT FUND HM SHARES	WILSHIRE VIT SMALL CAP GROWTH FUND HM SHARES	WILSHIRE VIT SOCIALLY RESPONSIBLE FUND HM SHARES
Account units outstanding at 01/01/2004	15,075,890	1,210,705	3,072,915	427,380	4,507,783	4,740,058
Consideration received	789,802	175,782	382,028	23,331	438,173	408,376
Net transfers	(786,517)	22,237	8,703	(16,628)	(303,223)	(213,672)
Payments to contract owners	(1,054,263)	(108,682)	(364,116)	(163,090)	(340,587)	(321,841)

Account units outstanding at 12/31/04	14,024,912	1,300,042	3,099,530	270,993	4,302,146	4,612,921
Consideration received	612,375	176,552	319,782	33,584	355,740	344,667
Net transfers	(720,916)	52,090	(125,620)	213,177	(354,506)	(217,682)
Payments to contract owners	(1,160,037)	(142,769)	(246,249)	(258,861)	(371,822)	(345,044)
Account units outstanding at 12/31/05	12,756,334	1,385,915	3,047,443	258,893	3,931,558	4,394,862

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements (Continued)

December 31, 2005

6. FINANCIAL HIGHLIGHTS

For the Year Ended December 31, 2005

(Unaudited)

Account Division	Units	Unit Value	Net Assets	Expense as a % of Average Net Assets *	Investment Income Ratio	Total Return **
Alliance Premier Growth Portfolio	939,736	26.20 to 27.99	24,631,711	0.00% to 1.25%	0.00%	14.85% to 13.42%
Ariel Fund	575,997	54.19 to 57.42	31,246,811	0.00% to 1.25%	7.31%	0.94% to (0.33%)
Ariel Appreciation Fund	960,327	48.77 to 51.67	46,884,762	0.00% to 1.25%	5.18%	2.92% to 1.64%
Credit Suisse Small Co. Growth Portfolio	231,016	17.92 to 19.16	4,141,603	0.00% to 1.25%	0.00%	(2.68%) to (3.90%)
Davis Value Portfolio	715,147	12.45 to 13.41	8,923,632	0.00% to 1.25%	1.06%	9.44% to 8.09%
Delaware VIP Growth Opportunities Service Class	31,967	17.24 to 17.32	551,397	0.95% to 1.25%	0.00%	10.17% to 9.82%
Delaware VIP Trend Series Service Class	12,090	31.56 to 31.71	382,003	0.95% to 1.25%	0.00%	4.62% to 4.31%
Dreyfus Midcap Stock Portfolio Service Shares	34,024	19.25 to 19.35	655,376	0.95% to 1.25%	0.26%	7.91% to 7.59%
Fidelity VIP Growth Portfolio	1,089,993	33.72 to 36.05	36,781,835	0.00% to 1.25%	0.25%	5.49% to 4.19%
Fidelity VIP Growth & Income Portfolio	900,219	15.12 to 16.15	13,629,896	0.00% to 1.25%	1.20%	7.40% to 6.06%
Fidelity VIP High Income Portfolio	375,022	9.87 to 10.55	3,712,402	0.00% to 1.25%	14.65%	2.33% to 1.04%
Fidelity VIP Index 500 Portfolio	334,313	138.47 to 150.30	46,968,476	0.00% to 1.25%	1.45%	4.55% to 3.26%
Fidelity VIP Investment Grade Bond Portfolio	1,157,690	15.62 to 16.70	18,114,564	0.00% to 1.25%	5.35%	1.91% to 0.63%
Fidelity VIP Mid Cap Portfolio	1,126,756	33.61 to 35.90	37,911,433	0.00% to 1.25%	1.59%	18.02% to 16.56%
Fidelity VIP Overseas Portfolio	835,516	22.58 to 24.14	18,891,099	0.00% to 1.25%	0.85%	18.78% to 17.31%
Goldman Sachs VIT Core Small Cap Equity Fund	61,281	15.72 to 15.79	963,337	0.95% to 1.25%	13.58%	5.07% to 4.76%
J.P. Morgan U.S. Disciplined Equity Portfolio	1,345,469	13.22 to 14.13	17,808,996	0.00% to 1.25%	1.20%	1.35% to 0.09%
Lord Abbett Series Fund Growth Opportunities	82,433	13.65 to 13.72	1,125,612	0.95% to 1.25%	2.06%	3.64% to 3.33%
Neuberger Berman Genesis Fund	799,007	31.80 to 33.96	25,426,518	0.00% to 1.25%	2.59%	15.96% to 14.56%
Putnam VT Vista Fund	469,180	14.99 to 16.02	7,039,902	0.00% to 1.25%	0.00%	12.15% to 10.76%
Rainier Small/Mid Cap Equity Portfolio	369,897	40.54 to 43.32	15,017,827	0.00% to 1.25%	3.36%	17.58% to 16.08%
Royce Capital Fund Small Cap Portfolio	279,287	10.09 to 10.14	2,820,851	0.95% to 1.25%	1.54%	7.49% to 7.22%
T.Rowe Price Small-Cap Stock Fund Advisor Class	405,684	38.50 to 41.14	15,627,646	0.00% to 1.25%	5.01%	8.23% to 6.89%
T.Rowe Price Small-Cap Value Fund Advisor Class	431,791	43.76 to 46.74	18,911,939	0.00% to 1.25%	4.92%	8.57% to 7.22%
Wells Fargo Advantage Discovery Fund	598,950	14.21 to 14.34	8,515,158	0.00% to 1.25%	0.00%	19.65% to 18.29%
Wells Fargo Opportunity Fund***	306,101	31.93 to 34.02	9,776,720	0.00% to 1.25%	0.00%	7.88% to 6.55%
Wilshire 5000 Index Portfolio Institutional	1,800,173	10.58 to 11.31	19,043,024	0.00% to 1.25%	0.93%	5.85% to 4.53%
Wilshire 5000 Index Portfolio Investment	1,024,037	10.34 to 11.11	10,624,267	0.00% to 1.25%	0.72%	5.62% to 4.33%
Wilshire Large Co. Growth Portfolio Institutional	669,643	33.64 to 35.97	22,525,700	0.00% to 1.25%	0.00%	8.84% to 7.49%
Wilshire Large Co. Growth Portfolio Investment	407,832	32.86 to 35.19	13,422,310	0.00% to 1.25%	0.00%	8.45% to 7.11%
Wilshire Large Co. Value Portfolio Investment	899,541	25.99 to 27.72	23,406,192	0.00% to 1.25%	12.89%	8.99% to 7.90%
Wilshire Small Co. Growth Portfolio Investment	158,782	20.67 to 22.67	3,296,749	0.00% to 1.25%	9.22%	3.67% to 2.34%
Wilshire Small Co. Value Portfolio Investment	153,217	24.54 to 26.20	3,763,162	0.00% to 1.25%	24.19%	6.53% to 5.25%
Wilshire VIT Balanced Fund - HM Shares	12,167,249	18.72 to 21.87	248,887,833	0.00% to 1.25%	0.00%	4.29% to 2.99%
Wilshire VIT Equity Fund - HM Shares	12,756,334	22.34 to 24.00	286,909,697	0.00% to 1.25%	1.09%	5.85% to 4.54%
Wilshire VIT Income Fund - HM Shares	1,385,915	12.40 to 18.20	23,579,038	0.00% to 1.25%	0.00%	1.97% to 0.71%
Wilshire VIT International Equity Fund - HM Shares	3,047,443	12.69 to 13.57	38,685,199	0.00% to 1.25%	0.04%	10.12% to 8.75%
Wilshire VIT Short-Term Investment Fund - HM Shares	258,893	10.34 to 11.74	2,846,173	0.00% to 1.25%	0.25%	2.53% to 1.25%
Wilshire VIT Small Cap Fund - HM Shares	3,931,558	12.17 to 13.02	47,854,996	0.00% to 1.25%	0.00%	3.73% to 2.44%
Wilshire VIT Socially Responsible Fund - HM Shares	4,394,862	17.25 to 18.43	75,809,394	0.00% to 1.25%	0.00%	5.13% to 3.82%

*	These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

***	Formerly the Strong Opportunity Fund.

HORACE MANN LIFE INSURANCE COMPANY

SEPARATE ACCOUNT

Notes to the Financial Statements

December 31, 2005

6. FINANCIAL HIGHLIGHTS

For the Year Ended December 31, 2004

(Unaudited)

Account Division	Units	Unit Value	Net Assets	% of Average Net Assets *	Income Ratio	Total Return **
Alliance Premier Growth Portfolio	818,599	23.10 to 24.37	18,913,881	0.00% to 1.25%	0.00%	8.36% to 7.02%
Ariel Fund	486,122	54.37 to 56.89	26,452,998	0.00% to 1.25%	3.90%	21.98% to 20.48%
Ariel Appreciation Fund	798,279	47.99 to 50.20	38,334,735	0.00% to 1.25%	2.96%	13.12% to 11.70%
Credit Suisse Small Co. Growth Portfolio	248,475	18.64 to 19.68	4,634,469	0.00% to 1.25%	0.00%	10.83% to 9.48%
Davis Value Portfolio	612,231	11.52 to 12.26	7,064,779	0.00% to 1.25%	0.92%	12.35% to 10.90%
Delaware VIP Growth Opportunities Service Class	11,064	15.70 to 15.72	173,702	0.95% to 1.25%	0.00%	11.08% to 10.79%
Delaware VIP Trend Series Service Class	2,275	30.25 to 30.31	68,862	0.95% to 1.25%	0.00%	11.33% to 10.98%
Dreyfus Midcap Stock Portfolio Service Shares	9,576	17.90 to 17.93	171,393	0.95% to 1.25%	2.43%	13.18% to 12.84%
Fidelity VIP Growth Portfolio	974,205	32.37 to 34.17	31,546,843	0.00% to 1.25%	0.12%	3.14% to 1.84%
Fidelity VIP Growth & Income Portfolio	757,537	14.25 to 15.04	10,812,187	0.00% to 1.25%	0.65%	5.56% to 4.18%
Fidelity VIP High Income Portfolio	256,027	9.77 to 10.31	2,507,235	0.00% to 1.25%	6.95%	9.37% to 8.07%
Fidelity VIP Index 500 Portfolio	277,917	133.70 to 143.78	37,811,520	0.00% to 1.25%	0.99%	10.34% to 8.98%
Fidelity VIP Investment Grade Bond Portfolio	975,233	15.52 to 16.38	15,156,639	0.00% to 1.25%	6.71%	4.22% to 2.87%
Fidelity VIP Mid Cap Portfolio	954,231	28.84 to 30.42	27,532,251	0.00% to 1.25%	0.00%	24.63% to 23.12%
Fidelity VIP Overseas Portfolio	643,917	19.25 to 20.32	12,405,767	0.00% to 1.25%	0.82%	13.33% to 11.92%
Goldman Sachs VIT Core Small Cap Equity Fund	17,423	15.00 to 15.03	261,401	0.95% to 1.25%	4.27%	15.26% to 14.91%
J.P. Morgan U.S. Disciplined Equity Portfolio	1,143,649	13.21 to 13.94	15,116,981	0.00% to 1.25%	0.72%	9.50% to 8.16%
Lord Abbett Series Fund Growth Opportunities	22,415	13.21 to 13.23	296,065	0.95% to 1.25%	0.02%	10.23% to 9.88%
Neuberger Berman Genesis Fund	642,198	27.76 to 29.29	17,832,489	0.00% to 1.25%	3.31%	18.38% to 16.92%
Putnam VT Vista Fund	447,977	13.53 to 14.28	6,067,620	0.00% to 1.25%	0.00%	18.64% to 17.17%
Rainier Small/Mid Cap Equity Portfolio	303,239	34.93 to 36.84	10,602,737	0.00% to 1.25%	4.07%	17.38% to 15.93%
Royce Capital Fund Small Cap Portfolio	93,281	9.41 to 9.43	878,383	0.95% to 1.25%	3.81%	23.82% to 23.42%
Strong Mid Cap Growth Fund II	479,241	16.94 to 17.90	8,123,906	0.00% to 1.25%	0.00%	19.14% to 17.70%
Strong Opportunity Fund II	317,641	29.96 to 31.54	9,521,371	0.00% to 1.25%	0.00%	18.16% to 16.77%
T.Rowe Price Small-Cap Stock Fund Advisor Class	401,917	36.01 to 38.01	14,483,081	0.00% to 1.25%	4.61%	18.45% to 17.01%
T.Rowe Price Small-Cap Value Fund Advisor Class	439,605	40.82 to 43.06	17,957,864	0.00% to 1.25%	3.77%	25.46% to 23.91%
Wilshire 5000 Index Portfolio Institutional	1,924,243	10.12 to 10.68	19,478,297	0.00% to 1.25%	1.37%	11.52% to 10.22%
Wilshire 5000 Index Portfolio Investment	787,993	9.92 to 10.52	7,833,095	0.00% to 1.25%	1.26%	11.27% to 9.81%
Wilshire Large Co. Growth Portfolio Institutional	680,361	31.29 to 33.05	21,293,761	0.00% to 1.25%	0.45%	7.08% to 5.75%
Wilshire Large Co. Growth Portfolio Investment	324,321	30.67 to 32.45	9,962,280	0.00% to 1.25%	0.11%	6.94% to 5.37%
Wilshire Large Co. Value Portfolio Investment	729,103	24.09 to 25.43	17,633,502	0.00% to 1.25%	6.53%	12.99% to 11.53%
Wilshire Small Co. Growth Portfolio Investment	121,774	20.20 to 21.86	2,471,845	0.00% to 1.25%	4.63%	17.04% to 15.64%
Wilshire Small Co. Value Portfolio Investment	140,474	23.32 to 24.60	3,315,399	0.00% to 1.25%	12.16%	21.40% to 19.95%
Wilshire VIT Balanced Fund - HM Shares	13,172,538	17.95 to 20.97	261,599,493	0.00% to 1.25%	2.52%	8.21% to 5.46%
Wilshire VIT Equity Fund - HM Shares	14,024,912	21.34 to 22.67	301,633,499	0.00% to 1.25%	1.31%	10.16% to 8.71%
Wilshire VIT Income Fund - HM Shares	1,300,042	12.16 to 17.85	21,963,766	0.00% to 1.25%	5.78%	4.94% to (0.82%)
Wilshire VIT International Equity Fund - HM Shares	3,099,530	11.67 to 12.32	36,179,259	0.00% to 1.25%	1.37%	10.62% to 9.26%
Wilshire VIT Short-Term Investment Fund - HM Shares	270,993	10.11 to 11.45	2,940,774	0.00% to 1.25%	0.86%	1.22% to (0.05%)
Wilshire VIT Small Cap Fund - HM Shares	4,302,146	11.88 to 12.55	51,123,355	0.00% to 1.25%	0.00%	4.39% to 3.12%
Wilshire VIT Socially Responsible Fund - HM Shares	4,612,921	16.61 to 17.53	76,641,597	0.00% to 1.25%	1.36%	13.27 to 11.86%

*	These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Horace Mann Life Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital and surplus of Horace Mann Life Insurance Company (the Company) as of December 31, 2004 and 2003, and the related statutory statements of operations, capital and surplus, and cash flow for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the statutory financial statements, we also have audited financial statement schedules I, III & VI, and IV. These statutory financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statutory financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statutory financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in notes 1 and 7 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation—Division of Insurance, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2004 and 2003, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 2004.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2004, on the basis of accounting described in note 1 and 7. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Our audits were made for the purpose of forming an opinion on the basic statutory financial statements taken as a whole. The supplementary information included on Schedules A through C is presented for purposes of additional analysis and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statutory statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

April 28, 2005

HORACE MANN LIFE INSURANCE COMPANY

Statutory Financial Statements

December 31, 2004 and 2003

(With Independent Auditors’ Report Thereon)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,

Liabilities and Capital and Surplus

December 31, 2004 and 2003

(In thousands)

Admitted Assets	2004	2003
Cash and investments:
Bonds	$2,683,750	$2,491,286
Preferred stocks	150	139
Mortgage loans on real estate	18,195	19,006
Policy loans	79,141	73,956
Cash	13,069	3,682
Short-term investments	15,643	29,901
Receivable for securities	—	699

Total cash and investments	2,809,948	2,618,669
Uncollected premiums and agents’ balances in course of collection	1,658	1,885
Deferred premiums and agents’ balances booked but deferred and not yet due	44,045	44,138
Investment income due and accrued	36,133	34,874
Net deferred tax asset	8,753	10,261
Federal income tax recoverable	5,810	2,695
Receivable from parent, subsidiaries and affiliates	—	2,774
Guaranty funds receivable or on deposit	306	332
Other assets	1,814	2,512
Variable annuity assets held in separate accounts	1,254,763	1,119,231

Total admitted assets	$4,163,230	$3,837,371

See accompanying notes to statutory financial statements.	(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,

Liabilities and Capital and Surplus

December 31, 2004 and 2003

(In thousands, except share data)

Liabilities and Capital and Surplus	2004	2003
Policy liabilities:
Aggregate reserves:
Life and annuity	$2,473,280	$2,272,858
Accident and health	10,073	11,063
Unpaid benefits:
Life	7,436	8,283
Accident and health	447	494
Policyholder funds on deposit	139,298	125,943
Remittances not allocated	403	1,436

Total policy liabilities	2,630,937	2,420,077

Accrued expenses	3,046	4,094
Asset valuation reserve	9,591	4,621
Interest maintenance reserve	26,314	25,727
Funds held for loaned securities	—	22,021
Transfer from separate accounts	(10,530)	(9,521)
Amounts retained by Company as trustee	16,259	17,905
Payable to parent, subsidiaries and affiliates	1,097	—
Other liabilities	1,645	1,032
Variable annuity liabilities held in separate accounts	1,254,763	1,119,231

Total liabilities	3,933,122	3,605,187

Capital and surplus:
Capital stock, $1 par value. Authorized 5,000,000 shares, 2,500,000 shares outstanding	2,500	2,500
Additional paid-in and contributed surplus	22,704	22,704
Unassigned surplus	204,904	206,980

Total capital and surplus	230,108	232,184

Total liabilities and capital and surplus	$4,163,230	$3,837,371

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	2004	2003	2002
Revenue:
Premiums, annuity and supplementary contract considerations:
Life	$53,681	$(42,591)	$106,395
Annuity	326,976	296,615	261,509
Accident and health	4,301	5,164	6,280
Supplementary contracts	9,854	6,509	4,778

Total premiums, annuity and supplementary contract considerations	394,812	265,697	378,962
Net investment income	158,175	153,391	161,410
Amortization of interest maintenance reserve	3,525	2,961	2,019
Commissions and expense allowances on reinsurance ceded	16,448	13,122	17,821
Reserve adjustments on reinsurance ceded	10,000	118,813	(50,000)
Management fee income from separate accounts	15,820	13,324	12,988
Mutual fund service fee income	1,225	1,099	1,170
Fees from sales of partner products	3,271	1,769	1,169
Other	(765)	392	317

Total revenue	602,511	570,568	525,856

Benefits and expenses:
Provisions for claims and benefits:
Life	73,763	80,417	43,673
Annuity	384,194	342,380	316,127
Accident and health	2,134	1,953	2,463
Supplementary contracts	22,562	18,646	17,160

Total claims and benefits	482,653	443,396	379,423
Commissions	30,598	28,166	27,903
General and other expenses	65,078	66,931	67,902

Total benefits and expenses	578,329	538,493	475,228

Net gain before dividends to policyholders and federal income tax	24,182	32,075	50,628
Dividends to policyholders	—	37	76

See accompanying notes to statutory financial statements.	(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	2004	2003	2002
Net gain before federal income tax	24,182	32,038	50,552
Federal income tax expense	6,079	5,814	28,768

Net gain from operations	18,103	26,224	21,784
Realized investment gains (losses) net of tax and transfers to IMR	1,634	5,055	(43,998)

Net income (loss)	$19,737	$31,279	$(22,214)

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Capital and Surplus

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	2004	2003	2002
Capital stock	$2,500	$2,500	$2,500

Additional paid-in capital and contributed surplus	22,704	22,704	22,704

Unassigned surplus:
Balance at beginning of year	206,980	195,808	174,197
Net income (loss)	19,737	31,279	(22,214)
Change in net unrealized capital gains	—	135	509
Change in net deferred income tax	5,161	(9,142)	14,948
Change in non-admitted assets	(6,504)	12,143	(10,482)
Change in asset valuation reserve	(4,970)	(4,569)	11,850
Cumulative effect of changes in accounting principle	—	3,833	—
Dividends to parent	(9,000)	(14,500)	(5,500)
Change in surplus as a result of reinsurance	(6,500)	—	32,500
Correction of prior year exhibit 5 reserve error	—	(8,007)	—

Balance at end of year	204,904	206,980	195,808

Total capital and surplus	$230,108	$232,184	$221,012

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	2004	2003	2002
Cash from operations:
Revenue received:
Premiums, considerations and deposits	$395,848	$268,443	$380,221
Investment income	159,092	154,892	159,746
Commissions and expense allowances on reinsurance ceded	16,448	13,122	17,820
Management fee income from Separate Accounts	15,820	13,324	13,305
Mutual fund service fee income	1,225	1,099	1,170
Fees from sales of partner products	3,271	1,769	1,169
Other income (loss)	(765)	392	317

Total revenue received	590,939	453,041	573,748

Benefits and expenses paid:
Claims, benefits and net transfers	274,430	171,457	343,889
Expenses	94,427	93,305	91,089
Dividends to policyholders	—	74	82
Federal income taxes	9,188	23,592	10,913

Total benefits and expenses paid	378,045	288,428	445,973

Net cash from operations	212,894	164,613	127,775

Cash from investments:
From investments sold or matured:
Bonds	771,424	1,250,700	1,226,386
Stocks	150	3,020	6
Mortgage loans	875	600	6,266
Real estate and other	—	3	109
Miscellaneous proceeds	699	7,201	27,290

Total investment proceeds	773,148	1,261,524	1,260,057

Cost of investments acquired:
Bonds	(963,352)	(1,450,121)	(1,377,112)
Stocks	(150)	(930)	(71)
Miscellaneous applications	—	(27,491)	(510)

Total investments acquired	(963,502)	(1,478,542)	(1,377,693)
Net increase in policy loans	(5,185)	(5,027)	(3,326)

Total for investments acquired	(968,687)	(1,483,569)	(1,381,019)

See accompanying notes to statutory financial statements.	(Continued	)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2004, 2003, and 2002

(In thousands)

	2004	2003	2002
Net cash used for investments	(195,539)	(222,045)	(120,962)

Cash from financing and miscellaneous:
Cash provided (applied):
Securities lending	(22,021)	20,779	(97,389)
Net deposits on deposit-type contract funds and other liabilities without life or disability contingencies	13,359	4,870	2,981
Change in surplus as a result of reinsurance	(6,500)	—	32,500
Dividends to parent	(9,000)	(15,000)	(5,000)
Other cash provided (applied)	1,936	(4,307)	7,837

Net cash (used in) from financing and miscellaneous	(22,226)	6,342	(59,071)

Net change in cash and short-term investments	(4,871)	(51,090)	(52,258)
Cash and short-term investments at beginning of year	33,583	84,673	136,931

Cash and short-term investments at end of year	$28,712	$33,583	$84,673

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2004, 2003, and 2002

(In thousands)

(1) Significant Accounting Policies

Organization

Horace Mann Life Insurance Company (the Company) is a wholly owned subsidiary of Allegiance Life Insurance Company (ALIC). The Company’s ultimate parent is Horace Mann Educators Corporation (HMEC).

The Company markets and underwrites tax-qualified retirement annuities, individual life, group disability income, and group life insurance products primarily to educators and other employees of public schools and their families.

The Company has not participated in any new business combinations in 2004. The Company has not discontinued any operations in 2004.

Basis of Presentation

The accompanying statutory financial statements have been prepared in conformity with the accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation - Division of Insurance and the National Association of Insurance Commissioners (NAIC), which differ materially in some respects from accounting principles generally accepted in the United States of America as more fully discussed in note 7. At December 31, 2004 and 2003 no transactions have been accounted for as a permitted practice. The significant statutory accounting practices follow.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Investments

Investments are valued in accordance with the requirements of the NAIC.

Bonds not backed by other loans are carried at amortized cost using the interest method. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Market value is derived from the NAIC Valuation of Securities Manual for securities listed. Market value of bonds not listed is determined considering factors including quality of issuer, interest rates, and maturity dates. Loan backed bonds and structured securities are valued using currently anticipated prepayment assumptions. Prepayment assumptions were obtained from broker dealer survey values and are consistent with the current interest rate and economic environment. The retrospective method is used to value all securities. The Company used a pricing service in determining the market value of its loan-backed securities. The Company had no negative yield situations requiring a change from the retrospective to prospective method.

Preferred stocks are carried at cost.

Mortgage loans are carried at the unpaid principal balance less unamortized discount and were issued at a value of no more than 75% of the appraised value of the mortgaged property. No new mortgage loans were issued during the year. The Company did not reduce interest rates of any outstanding mortgage loans during the year. The Company had no non performing mortgage loans or loans with past due interest or principal payments.

Policy loans are carried at the unpaid principal balance.

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Asset Valuation Reserve

The Asset Valuation Reserve (AVR) was calculated as prescribed and required by the NAIC. This reserve is maintained for the purpose of stabilizing surplus against the effects of fluctuations in the value of certain bond, stock, mortgage loan and real estate investments. Changes in the AVR reserve are charged or credited to surplus.

The balance of the AVR by component as of December 31, 2004 and 2003, is as follows:

	2004	2003
Bonds, preferred stock and short-term investments	$9,555	$4,580
Mortgage loans	36	41

Total AVR	$9,591	$4,621

The AVR is held at a level equal to 48.5% of the maximum reserve level allowed by the NAIC. At December 31, 2003 the AVR was held at a level equal to 24.8% of the maximum reserve level allowed by the NAIC.

Interest Maintenance Reserve

The Interest Maintenance Reserve (IMR) was calculated as prescribed by the NAIC. This reserve is designed to capture the realized capital gains and losses which result from changes in the overall level of interest rates and amortize them into income over the approximate remaining life of the investment sold.

Cash and Short-Term Investments

Amounts represent cash and short-term securities having a maturity of one year or less at the time of acquisition. Short-term investments are carried at cost which approximates market value.

Variable Annuities Assets and Liabilities Held in Separate Accounts

Assets held in trust for purchasers of variable annuity contracts and the related liabilities are included in the statutory statements of admitted assets, liabilities and capital and surplus. Variable annuity assets, carried at market value, and liabilities represent tax-qualified variable annuity funds invested in various mutual funds, including the Horace Mann mutual funds.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Variable annuity assets were invested in the following mutual funds:

December 31,	2004	2003
Wilshire VIT Equity Fund - Horace Mann shares	$329,428	$—
Wilshire VIT Balanced Fund - Horace Mann shares	269,486	—
Wilshire VIT Socially Responsible Fund - Horace Mann shares	80,341	—
Wilshire VIT Small Cap Growth Fund - Horace Mann shares	56,293	—
Ariel Appreciation Fund	40,726	27,831
Wilshire VIT International Equity Fund - Horace Mann shares	39,286	—
Fidelity VIP Index 500 Portfolio SC2	37,812	26,397
Fidelity VIP Growth Portfolio SC2	33,270	25,960
Fidelity VIP Mid Cap Portfolio SC2	32,835	21,719
Ariel Fund	29,377	18,665
Wilshire Large Company Growth Portfolio - Institutional Class	24,176	21,705
Wilshire VIT Income Fund - Horace Mann shares	23,228	—
Wilshire 5000 Index Portfolio - Institutional Class	22,573	19,745
T. Rowe Price Small Cap Value Fund - Advisor Class	21,852	15,843
AllianceBernstein Premier Growth Portfolio	19,102	14,744
Neuberger Berman Genesis Fund Advisor Class	18,789	12,755
Wilshire Large Company Value Portfolio - Investment Class	17,633	13,220
T. Rowe Price Small-Cap Stock Fund - Advisor Class	16,412	11,984
JP Morgan U.S. Large Cap Core Equity Portfolio	15,713	11,535
Fidelity VIP Investment Grade Bond Portfolio SC2	15,157	13,925
Fidelity VIP Overseas Portfolio SC2	13,349	7,948
Strong Opportunity Fund II (Investor Class)	11,050	8,923
Fidelity VIP Growth & Income Portfolio SC2	10,812	7,325
Rainier Small/Mid Cap Equity Portfolio	10,603	7,453
Wilshire Large Company Growth Portfolio - Investment Class	9,962	6,643
Davis Value Portfolio	9,955	6,781
Strong Mid Cap Growth Fund II (Investor Class)	8,391	6,557
Wilshire 5000 Index Portfolio - Investment Class	7,833	4,896
Putnam VT Vista Fund (IB Shares)	6,697	5,490
Credit Suisse Trust Small Cap Growth Portfolio	4,634	4,036
Wilshire Small Company Value Portfolio (Investment Class)	3,315	2,374
Wilshire VIT Short-Term Investment Fund - Horace Mann shares	3,181	—
Fidelity VIP High Income Portfolio SC2	2,507	1,604
Wilshire Small Company Growth Portfolio (Investment Class)	2,472	1,626
BlackRock Index Equity Portfolio (Service Class)	1,767	1,186
Putnam VT The George Putnam Fund of Boston (Class IA shares)	895	414
Royce Capital Fund Small-Cap Portfolio	878	—
BlackRock Liquidity Temp Fund (Service Class)	586	371
BlackRock Core Bond Total Return Portfolio (Service Class)	476	209
Putnam VT International Equity Fund (Class IA shares)	436	263
Lord Abbett Services Fund - Growth Opportunities Portfolio	304	—
Goldman Sachs VIT Core Small Cap Equity Fund	261	—
BlackRock Low Duration Bond Portfolio (Service Class)	257	218
Delaware VIP Growth Opportunities Series (Service shares)	174	—
Dreyfus Investment Portfolio MidCap Stock Portfolio (Service Class)	171	—
T. Rowe Price Science & Technology Fund (Advisor Class)	169	111
Delaware VIP Trend Series (Service Class)	69	—
Templeton Foreign Smaller Companies Fund (Class A)	61	10
Goldman Sachs VIT International Equity Fund	9	—
Horace Mann Equity Fund	—	325,881
Horace Mann Balanced Fund	—	270,287
Horace Mann Socially Responsible Fund	—	73,947
Horace Mann Small Cap Growth Fund	—	57,210
Horace Mann International Equity Fund	—	35,754
Horace Mann Income Fund	—	20,843
Horace Mann Short-Term Investment Fund	—	4,843

Total	$1,254,763	$1,119,231

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

On September 30, 2004, sponsorship of the Horace Mann Funds was transferred to Wilshire Associates, Inc.

The investment income, gains and losses of these accounts accrue directly to the policyholders and are not included in the operations of the Company.

Reconciliation of transfers to (from) separate account is as follows:

	2004	2003
Transfers to separate account	$132,118	$115,342
Transfers from separate account	(101,582)	(76,260)

Net transfers to separate account	$30,536	$39,082

Aggregate Reserves

Applicable state insurance laws require that the Company set up reserves in accordance with statutory regulations, carried as liabilities to meet future obligations under outstanding policies. These reserves are the amount that, with the additional premiums to be received and interest thereon compounded annually at certain rates, is calculated to be sufficient to meet the various policy and contract obligations as they occur.

Premium deficiency reserves at December 31, 2004 and 2003 were $218 and $237, respectively.

The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premiums beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

The tabular interest, tabular less actual reserve released and tabular cost has been determined by formula as prescribed in the annual statement instructions. Tabular interest on funds not involving life contingencies is determined as the sum of the products of each valuation rate of interest and the mean of the funds subject to such rate held at the beginning and end of the valuation year.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Aggregate reserves for life policies, annuity contracts, and supplementary contracts with life contingencies are based on statutory mortality tables and interest assumptions using either the net level, or commissioners’ reserve valuation method or commissioners’ annuity reserve valuation method. The annuity reserves include the current declared interest rates through the valuation date. The composition of these liabilities at December 31 was as follows:

	Aggregate reserves		Mortality table	Interest rate
	2004	2003
Life	$601,048	$551,686	1980 CSO	4.0-7.0%
	1,578	1,618	1958 CET	2.5-5.5
	162,029	164,546	1958 CSO	2.5-4.5
	43,640	47,353	Various	2.5-3.0
	8,037	8,388	1941 CSO	2.5-6.5
Annuity	1,215,385	1,145,869	1971 IAM	3.0-5.5
	80,209	82,131	a - 1949	3.0-5.5
	1,470	1,506	1937 SAT	3.0
	104	155	Various	3.0
	127,345	71,906	a - 2000	1.5-3.5
	126,590	97,220	1983a	3.0-4.5
Supplementary contract with life contingencies	58,406	61,967	1983a	6.25-11.0
	43,844	34,368	a - 2000	5.5-7.0
	2,948	3,285	1971 IAM	4.5-11.25
	647	860	1937 SAT	3.5

Total	$2,473,280	$2,272,858

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Analysis of Annuity Reserves and Deposit Liabilities by Withdrawal Characteristics

	2004		2003
	Amount	% of Total	Amount	% of Total
Subject to discretionary withdrawal
With fair value adjustment	$10,761	—	$2,254	—
At book value less current surrender charge of 5% or more	1,099,328	36%	992,854	36%
At fair value	1,244,233	41%	1,109,710	41%

Total with adjustment or at fair value	2,354,322		2,104,818
At book value without adjustment (minimal or no charge or adjustment)	579,754	19%	529,060	19%
Not subject to discretionary withdrawal	105,845	4%	100,480	4%

Total (gross)	3,039,921	100%	2,734,358	100%

Total (net)*	$3,039,921		$2,734,358

*Reconciliation	of total annuity actuarial reserves and deposit fund liabilities.

Life & Accident & Health Annual Statement:	2004	2003
Exhibit 5, Annuities Section, Total (net)	$1,551,103	$1,398,787
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)	105,845	100,480
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	138,740	125,381

Subtotal	1,795,688	1,624,648

Separate Accounts Annual Statement:

Exhibit 3, Line 0299999, Column 2	1,240,762	1,105,688
Exhibit 3, Line 0399999, Column 2	3,471	4,022

Subtotal	1,244,233	1,109,710

Combined Total	$3,039,921	$2,734,358

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Policy reserves for losses for accident and health contracts are estimated by the Company’s valuation actuary using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates specified by regulatory authorities for disability income business.

Aggregate reserves for accident and health policies include the present value of amounts not yet due on existing claims and unearned premiums at December 31 as follows:

	Aggregate reserves
	2004	2003
Present value of amounts not yet due on claims (3% interest rate)	$9,355	$10,272
Additional contract reserves	504	573
Unearned premiums and other	214	218

Aggregate accident and health reserves	$10,073	$11,063

The Company discounts the liabilities for certain cancelable disability insurance business. The liabilities included $9,525 and $10,126 of such discounted reserves at December 31, 2004 and 2003, respectively. The aggregate amount of discount at December 31, 2004 and 2003 were $2,034 and $2,026, respectively.

Unpaid Benefits

Unpaid benefits consists of case basis reserves and estimates of losses incurred but not reported. Estimates for losses incurred but not reported are based on prior experience modified for current trends.

Accident and health claim reserves and liabilities include the following:

	2004	2003	2002
Aggregate reserves for accident and health	$10,073	$11,063	$12,136
Unpaid benefits for accident and health	447	494	606
Less: Additional contract reserves	(504)	(573)	(679)
Unearned premiums and other	(214)	(218)	(524)

Accident and health claim reserves and liabilities	$9,802	$10,766	$11,539

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The following table sets forth an analysis of accident and health claim reserves and liabilities and provides a reconciliation of beginning and ending reserves for the periods indicated.

	2004	2003	2002
Net balance at January 1	$10,766	$11,539	$13,916
Incurred related to:
Current year	2,155	2,205	2,515
Prior years	52	161	(89)

Total incurred	2,207	2,366	2,426

Paid related to:
Current year	674	502	793
Prior years	2,497	2,637	4,010

Total paid	3,171	3,139	4,803

Net balance at December 31	$9,802	$10,766	$11,539

Reserve for Supplementary Contracts Without Life Contingencies

This reserve represents the present value of future payments discounted with interest only. At December 31, 2004 and 2003 this liability was $138,740 and $125,381 respectively, based on average credited interest rates of 4.0% and 4.1% in 2004 and 2003, respectively and is included in “policyholder funds on deposit.”

Accounting Change and Correction of Errors

In connection with the 2003 annual statement preparation, the Company discovered an error in the calculation of the Individual Life, Disabled Life Reserves for prior years. In 2002, the Aggregate Reserves for Life Contracts were understated by $8,007. With the approval of the Illinois department of insurance, total liabilities, and capital and surplus were adjusted in 2003 to correct for this error.

In addition to the error described above, a change in the valuation basis for Individual Life, Disabled Life Reserves was also implemented. The 2002 reserves were recalculated using the Standard Valuation Law maximum interest rates as adopted by the Company’s state of domicile. The amount of reserve decrease due to this valuation basis change was $3,833. Total liabilities and capital and surplus and statutory statements of capital and surplus were adjusted in 2003 to reflect this valuation basis change.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Life Premiums

Life premiums are reflected as earned on the coverage anniversary date. Annuity and supplementary contracts with life contingencies premiums are reflected as earned when collected. Accident and health premiums are reported as revenue when due and earned on a pro rata basis over the period covered by the policy.

Deferred life premiums represent modal premiums (other than annual) to be billed in the year subsequent to the commencement of the policy year.

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2004, were as follows:

	Gross	Net of Loading
Ordinary new business	$2,295	$1,576
Ordinary renewal	42,919	44,148
Group life	50	50

Totals	$45,264	$45,774

Mutual Fund Service Fee Income

The Company has a service agreement where the Company provides certain services to the Wilshire VIT Funds (Funds) necessary to coordinate the Funds activities with those of the separate account of the Company. For these services the Company receives a mutual fund service fee, accrued daily and paid monthly, based upon the combined assets for the Funds.

Fees From Sales of Partner Products

In 2000, the Company instituted a program to offer long-term care and variable universal life policies, with two third-party vendors underwriting such insurance. In 2003, the Company expanded its third-party vendor offerings with the addition of universal life insurance underwritten by Jefferson Pilot Financial. Also in 2003, the Company entered into a third-party agreement with American Funds Distributors, Inc. to market their retail mutual funds. In addition to retail mutual funds, a qualified tuition program (also known as a 529 plan) and Coverdell Education Savings Accounts are also offered through this marketing alliance. On business underwritten by third-party vendors, the Company receives a commission on the sale of that business.

Income Taxes

The Company is included in the consolidated federal income tax return of its parent, ALIC, and its ultimate parent, HMEC and its subsidiaries. Tax sharing agreements between the Company and HMEC, as approved by the Board of Directors of the Company, provide that tax on operating income is charged to the Company as if it were filing a separate federal income tax return. The Company receives the benefits of any losses or tax credits to the extent utilized in the consolidated return. Intercompany tax balances are settled quarterly with a subsequent final annual settlement.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Federal income taxes are charged to operations based on current taxable income. Current year federal income tax expense or benefit is based on financial reporting income or loss adjusted for certain timing differences, which are the result of dissimilar financial reporting and tax basis accounting methods. A net deferred tax asset, for the tax effect of timing differences between financial reporting and the tax basis of assets and liabilities, is only reported as an admitted asset to the extent that it is realizable within one year, with the change in non-admitted net deferred tax asset or liability being charged directly to surplus.

Acquisition Expenses

The cost of acquiring new business, principally commissions, underwriting salaries, and related expenses, is charged to expense as incurred.

Non-admitted Assets

Assets prescribed by the Illinois Insurance Code and the NAIC as “non-admitted” (principally non-admitted deferred tax assets) are charged as a direct reduction to unassigned surplus.

Use of Estimates

The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassification

The Company has reclassified the presentation of certain prior period information to conform with the 2004 presentation.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(2) Investments

Net Investment Income

The components of net investment income are as follows:

	2004	2003	2002
Interest on bonds	$154,021	$148,811	$156,782
Interest on mortgage loans	1,633	1,687	2,201
Interest on short-term investments	686	1,009	1,641
Interest on policy loans	4,758	4,759	3,277
Real estate income & other invested assets	—	—	4
Miscellaneous investment income (expense)	24	1	(17)

Gross investment income	161,122	156,267	163,888
Investment expenses	2,947	2,876	2,478

Net investment income	$158,175	$153,391	$161,410

The Company nonadmits investment income due and accrued if amounts are over 90 days past due. The Company had no amounts excluded at December 31, 2004 and 2003. Investment income reflects amortization of premiums and accrual of discounts on an effective-yield basis.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Realized Investment Gains (Losses) Net of Tax and Transfers to IMR

Realized investment gains and losses are determined on the basis of specific identification. Realized investment gains (losses) on most fixed income securities are transferred on an after tax basis to the IMR and amortized into income over the average remaining lives of the assets sold. Only realized investment gains (losses) which result from changes in the overall level of interest rates excluding securities whose NAIC rating classification at the end of the holding period is different from its NAIC rating classification at the beginning of the holding period by more than one NAIC rating classification are transferred to IMR. These gains (losses) are not included in net income in the year they occurred.

The IMR at December 31 is as follows:

	2004	2003	2002
Reserve balance, beginning of year	$25,727	$19,409	$10,026
Current year capital gains, net of tax	4,112	9,279	11,402
Amortization of interest maintenance reserve	(3,525)	(2,961)	(2,019)

Reserve balance, end of year	$26,314	$25,727	$19,409

Realized investment gains (losses) reported in the statutory statement of operations net of tax and transfers to IMR are as follows:

	2004	2003	2002
Bonds	$5,728	$12,102	$(30,976)
Common stocks	—	2,229	(66)
Preferred stocks	12	—	—
Mortgage loans	—	—	13
Other	—	3	—

Realized investment gain (losses)	5,740	14,334	(31,029)
Less federal income tax (benefit) expense	(6)	—	1,567
Transferred to interest maintenance reserve	(4,112)	(9,279)	(11,402)

Realized investment gain (losses) net of tax and transfers to IMR	$1,634	$5,055	$(43,998)

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Change in Net Unrealized Capital Gains (Losses)

Certain investments, principally below investment grade bonds denoted by NAIC designations 3 through 6, are required to be carried at the lower of amortized cost or market. The resulting unrealized gains or losses are reflected as credits or charges to unassigned surplus. The ending unrealized capital gains (losses) also includes the change in non-admitted deferred tax assets related to unrealized gains (losses).

	2004	2003	2002
Unrealized capital gains (losses)
Beginning of period	$60	$(75)	$(584)
End of period	60	60	(75)

Increase for the period	$—	$135	$509

Bonds

At December 31, 2004, the fair value and gross unrealized losses of investments in bonds segregated between securities having an unrealized loss for less than 12 months and securities having an unrealized loss for 12 months or longer were as follows:

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of December 31, 2004
U.S. government and agency obligations
Mortgage-backed securities	$141,419	$637	$59,931	$1,502	$201,350	$2,139
Other	58,636	353	389	26	59,025	379
Municipal bonds	—	—	14,453	547	14,453	547
Foreign government bonds	—	—	3,906	115	3,906	115
Corporate bonds	139,868	1,173	18,432	738	158,300	1,911
Other mortgage-backed securities	52,937	876	4,512	386	57,449	1,262

Totals	$392,860	$3,039	$101,623	$3,314	$494,483	$6,353

At December 31, 2004, the gross unrealized loss position in the investment portfolio was $6,353 (119 positions and less than 0.5% of the investment portfolio). There were no securities trading below 80% of amortized cost. Securities with an investment grade rating represented 91% of the unrealized loss. The largest single unrealized loss was $763 on a FNMA mortgage-backed security purchased in June 2003 when interest rates hit 40 year lows. The majority of the unrealized losses were due to changes in interest rates. The portfolio included 20 securities that have been in an unrealized loss position for 12 months or greater, totaling $3,314 (of which $2,412 was from securities purchased in 2003 when interest rates were at record lows). The Company views the decrease in value of all of the securities with unrealized losses at December 31, 2004 as temporary, expects recovery in fair value, anticipates continued payments under the terms of the securities, and has the intent and ability to hold these securities until maturity or a recovery in fair value occurs. Therefore, no impairment of these securities was recorded at December 31, 2004.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

At December 31, 2004 and 2003, 3.9% and 3.3%, respectively, of the total bond portfolio (at amortized cost) consisted of private placement bonds. The market value of private placement bonds is estimated based upon factors including credit quality, interest rates and maturity dates.

The carrying value and estimated fair value of investments in bonds and preferred stock as of December 31, 2004 and 2003 are as follows:

December 31, 2004	Carrying value	Unrealized gains	Unrealized losses	Fair value
U.S. government and agency obligations:
Mortgage-backed securities	$647,796	$9,457	$(2,139)	$655,114
Other	165,180	2,513	(379)	167,314
Municipal bonds	52,479	2,033	(547)	53,965
Foreign government bonds	30,660	3,809	(115)	34,354
Corporate securities	1,705,178	112,068	(1,911)	1,815,335
Other mortgage-backed securities	82,607	1,967	(1,262)	83,312

Total	$2,683,900	$131,847	$(6,353)	$2,809,394

December 31, 2003	Carrying value	Unrealized gains	Unrealized losses	Fair value
U.S. government and agency obligations:
Mortgage-backed securities	$652,977	$13,772	$(1,815)	$664,934
Other	241,801	5,900	(1,272)	246,429
Municipal bonds	52,479	1,551	(820)	53,210
Foreign government bonds	33,134	3,389	(329)	36,194
Corporate securities	1,443,517	92,549	(4,022)	1,532,044
Other mortgage-backed securities	67,517	2,832	(659)	69,690

Total	$2,491,425	$119,993	$(8,917)	$2,602,501

Fair value includes securities issued by Federal National Mortgage Association (“FNMA”) of $531,144 and $472,764; Federal Home Loan Mortgage Association (“FHLMA”) of $177,700 and $164,274; and Government National Mortgage Association (“GNMA”) of $21,004 and $63,928 as of December 31, 2004 and 2003, respectively.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

At December 31, 2004, .65% of the Company’s investment portfolio was invested in collateralized mortgage obligations (“CMOs”) excluding mortgage obligations of United States governmental agencies. The average credit quality rating of the Company’s investment in CMOs was AAA and NAIC 1 -the highest ratings. The market value of CMOs at December 31, 2004 was $48,790 compared to a $48,560 carrying value. The average duration of the Company’s investment in CMOs was 3.19 years at December 31, 2004.

The carrying value and estimated fair value of bonds by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2004	Carrying Value	Estimated Fair Value
Due in one year or less	$221,994	$232,373
Due after one year through five years	733,420	767,709
Due after five years through ten years	970,171	1,015,530
Due after ten years through twenty years	169,055	176,959
Due after twenty years	589,110	616,653

Total bonds	$2,683,750	$2,809,224

Preferred stock	150	170

Total bonds and preferred stock	$2,683,900	$2,809,394

Proceeds from dispositions of investments in bonds and stocks during 2004, 2003 and 2002 were $771,574, $1,253,720 and $1,226,392, respectively. Gross gains of $9,059, $30,336 and $31,140 and gross losses of $3,319, $16,001 and $62,182 were realized on those sales for 2004, 2003 and 2002, respectively.

In 2004, the Company had no fixed income security impairment charges. For the full year 2003, the Company recorded fixed income security impairment charges totaling $7,200, $4,077 related to two of the Company’s collateralized debt obligation (CDO) securities and the remaining $3,123 primarily related to two airline industry issuers. In 2002, the Company recorded charges of $32,297 due to the impairment of fixed income securities primarily issued by companies in the communications sector. Gains realized in 2004 included $526 loss from sales of securities for which impairment charges were recorded in 2003. Gains realized in 2003 included $8,814 from sales of securities for which impairment charges were recorded in 2002.

In each of the periods, the impaired securities were marked to fair value, and the write-downs were recorded as realized investment losses in the statutory statement of operations. These impairments were deemed to be other-than-temporary for one or more of the following reasons: the recovery of full value was not likely, the issuer defaulted or was likely to default due to the need to restructure its debt, or the Company had an intent to sell the security in the near future.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

Deposits

The carrying value of securities on deposit with governmental authorities, as required by law, as of December 31 were as follows:

	2004	2003
Held for all policyholders	$1,758	$1,783
Held for policyholders in certain states	987	992

	$2,745	$2,775

Securities Lending

The Company participates in a securities lending program. Acceptable collateral for this program is U.S. Government securities, U.S. Government Agency securities and cash. The collateral is not restricted. The initial collateral received is 102% of the market value of the loan, and the collateral is subsequently maintained at at least 101% of the market value of the loan. As of December 31, 2004 and 2003, the Company had $0 and $22,021 respectively, in outstanding securities loaned. The corresponding asset amounts for collateral received are included in short-term investments.

Investments in Entities Exceeding 10% of Capital and Surplus

There were no entities (other than the U.S. Government and government agencies and authorities) in which the total amount invested exceeds 10% of total capital and surplus at December 31, 2004.

(3) Related Party Transactions

The Company has common management and shares office facilities with HMEC and other affiliates and is a party to several intercompany service agreements. Under these agreements, the Company paid $97,490, $114,262, and $90,969 for management, administrative, data processing, commissions and agency services, utilization of personnel, and investment advisory services in 2004, 2003 and 2002, respectively. Intercompany balances are settled monthly.

The Company had balances payable to affiliates of $797 and $1,215 at December 31, 2004 and 2003, respectively included in “accrued expenses” and “other liabilities” in the statutory statements of admitted assets, liabilities and capital and surplus.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

ALIC reinsures all of the Company’s life insurance business in the state of Arizona. Effective January 1, 2001, ALIC also assumed a small block of Florida whole life business from the Company.

The Company holds a mortgage loan on the home office property from Horace Mann Service Corporation (HMSC), an affiliated company, in the amount of $14,267 as of December 31, 2004.

HMEC recorded an after-tax charge of $2.7 million in December 2001, representing HMEC’s best estimate of the costs required to remedy problems with the life insurance tax status of certain life policies issued by the Company. In July 2003, HMEC entered into agreements with the Internal Revenue Service resolving its compliance with Internal Revenue Code Section 7702 (Definition of Life Insurance). The accrual established at December 31, 2001 was adequate to cover these costs. Due to the fact that all employees were employed by HMSC, HMEC, the parent of HMSC, was liable for such settlement costs. HMEC reimbursed the employer (HMSC) for these costs and held the Company harmless for all claims of HMSC.

The Company has no common stock investments in any upstream companies or affiliates.

(4) Federal Income Taxes

Federal income tax expense for the years ended December 31, 2004, 2003 and 2002, consist of the following major components:

	2004	2003	2002
Current income tax expense from operations	$5,695	$10,003	$31,213
Prior year under (over) accrual of tax reserves	384	(4,189)	(2,445)

Federal income tax expense from operations	6,079	5,814	28,768

Federal income tax (benefit) expense on realized losses	(6)	—	1,567

Federal income tax expense	$6,073	$5,814	$30,335

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The components of the net admitted deferred tax assets as of December 31, 2004, and 2003 are as follows:

	2004	2003
Total of all deferred tax assets (admitted and non admitted)	$62,436	$60,026
Total of all deferred tax liabilities	20,301	23,052

Net deferred tax assets	42,135	36,974
Total deferred tax assets non-admitted	33,382	26,713

Net admitted deferred tax assets	$8,753	$10,261

The net deferred tax asset is included in federal income taxes recoverable on the accompanying statutory statement of admitted assets, liabilities, capital and surplus. There are no temporary differences for which deferred tax liabilities have not been recognized. Accordingly, there are no events that would cause unrecognized temporary differences to become taxable.

DTAs resulting from book/tax differences in:

	2004	2003	Change
Policy benefits	$38,235	$39,543	$(1,308)
Policy acquisition costs	10,763	10,700	63
Investments	824	2,394	(1,570)
Capital loss carry forwards	4,249	6,990	(2,741)
Allocated OPEB and pension accruals	5,144	—	5,144
General expense accruals	2,783	—	2,783
Other	438	399	39

Total DTAs	$62,436	$60,026	$2,410

DTAs non-admitted	$33,382	$26,713	$6,669

Admitted deferred tax asset	$29,054	$33,313	$(4,259)

DTLs resulting from book/tax differences in:

	2004	2003	Change
Investments	$1,086	$2,317	$(1,231)
Premiums deferred and uncollected	16,021	17,452	(1,431)
Policy benefits	3,194	3,283	(89)

Total DTLs	$20,301	$23,052	$(2,751)

Net deferred tax asset – admitted	$8,753	$10,261	$(1,508)

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The Company’s income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before income taxes as follows:

	2004	2003
Current income tax expense incurred	$6,073	$5,814
Change in deferred income tax (without tax on unrealized gains and losses)	(5,161)	9,142

Total income tax reported	912	14,956

Income before taxes	29,922	46,372
	35%	35%

Expected income tax expense at 35% statutory rate	10,473	16,230

Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(1,308)	(1,571)
Nondeductible expense for meals, penalties and lobbying	115	175
Tax adjustment for IMR	(1,234)	(1,035)
Deferred tax benefit on non-admitted assets	58	106
Reinsurance	(2,275)	—
Other	(4,917)	1,051

Total income tax reported	$912	$14,956

At December 31, 2004, the Company did not have any unused operating loss carryforwards available to offset against future taxable income. There are capital loss carryforwards available of $12,140.

The amount of federal income taxes incurred that are available for recoupment in the event of future net losses are $5,695, $8,576 and $24,375 for 2004, 2003, and 2002 respectively.

(5) Restrictions of Surplus

The amount of dividends which can be paid by Illinois insurance companies without prior approval of the State Insurance Commissioner is subject to restrictions relating to profitability and statutory surplus. Dividends which may be paid by the Company during 2005 without prior approval are approximately $23,000. Dividend payments were $9,000, $15,000 and $5,000 in 2004, 2003 and 2002, respectively.

Dividends declared and unpaid at December 31, 2002 were $500. This amount was paid in February 2003.

Under applicable Illinois insurance laws and regulations, the Company is required to maintain a minimum capital and surplus of $1,500.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The portion of unassigned funds (surplus) represented or reduced by each item below is as follows:

	2004	2003
Nonadmitted asset values	$(33,463)	$(26,958)
Asset valuation reserves	(9,591)	(4,621)

(6) Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require that the Company disclose estimated fair values for certain financial instruments. Fair values of the Company’s insurance contracts other than annuity contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk through the matching of investment maturities with amounts due under insurance contracts. The following methods and assumptions were used to estimate the fair value of financial instruments.

Investments - For fixed maturities and short-term and other investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities, adjusted for differences between the quoted securities and the securities being valued. The fair value of mortgage loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair value of policy loans is based on estimates using discounted cash flow analysis and current interest rates being offered for new loans.

Annuity Contract Liabilities and Policyholder Account Balances on Interest-sensitive Life Contracts - The fair values of annuity contract liabilities and policyholder account balances on interest-sensitive life contracts are equal to the discounted estimated future cash flows (using the Company’s current interest rates earned on its investments) including an adjustment for risk that the timing or amount of cash flows will vary from management’s estimate.

Policyholder Funds On Deposit - Policyholder funds on deposit are supplementary contract reserves and dividend accumulations which represent deposits that do not have defined maturities. The carrying value of these funds is used as a reasonable estimate of fair value.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The carrying amounts and fair values of financial instruments at December 31, 2004 consisted of the following:

	Carrying amount	Fair value
Financial Assets
Bonds	$2,683,750	$2,809,224
Mortgage loans	18,195	20,844
Short-term investments	15,643	15,643
Policy loans and preferred stock	79,291	79,795

Total investments	$2,796,879	$2,925,506
Asset valuation reserve	9,591	—

Total investments less asset valuation reserve	$2,787,288	$2,925,506
Cash	13,069	13,069

Financial Liabilities
Policyholder account balances on interest-sensitive life contracts	$85,594	$83,685
Annuity contract liabilities	1,656,947	1,529,588
Policyholder funds on deposit	139,298	139,298

Fair value estimates shown above are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions. Fair value assumptions are based upon subjective estimates of market conditions and perceived risks of financial instruments at a certain point in time. The disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial instrument. In addition, potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(7) Differences Between Accounting Principles Generally Accepted in the United States of America and Statutory Accounting Practices

Statutory accounting practices differ in some respects from accounting principles generally accepted in the United States of America (GAAP). The most significant differences between statutory accounting practices and GAAP are described as follows:

(a)	Aggregate reserves for future life benefits are computed on the net level premium method using estimates of future investment yield, mortality, and withdrawal.

(b)	Aggregate reserve for annuity contracts are carried at accumulated policyholder values without reduction for potential surrender or withdrawal charges.

(c)	Annuity considerations and other fund deposits are reflected as deposits rather than revenue.

(d)	Acquisition costs are deferred and amortized in proportion to anticipated premiums over the terms of the insurance policies for individual life contracts and amortized over 20 years in proportion to estimated gross profits for interest-sensitive life and investment (annuity) contracts.

(e)	Non-admitted assets less applicable allowance accounts are restored to the balance sheet.

(f)	Asset valuation and interest maintenance reserves are not provided.

(g)	The assets and liabilities are revalued as of the date of acquisition of HMEC and its subsidiaries in August, 1989.

(h)	Realized investment gains (losses) resulting from changes in interest rates are recognized in income when the related security is sold.

(i)	Reinsurance ceded credits are recognized as assets in GAAP basis financial statements.

(j)	Fixed maturity investments (bonds) categorized as available for sale are carried at fair value with changes in fair value charged or credited to unassigned surplus, net of deferred income taxes.

(k)	The statement of cash flows is presented in a format as prescribed by Statement of Financial Accounting Standards No. 95.

(l)	A statement of comprehensive income is required.

(m)	Retroactive Coinsurance and modified coinsurance transactions are recognized as deposits. Statutory ceded premiums, ceded benefits paid, ceded change in reserves and change in surplus as the result of reinsurance are removed from GAAP reporting.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(n)	The realization of deferred tax assets under GAAP is evaluated utilizing a “more likely than not” standard. A valuation allowance is established for deferred tax assets deemed not realizable using this standard. Under statutory accounting principles, the realization of deferred tax assets is determined utilizing an admissibility test outlined in statement of Statutory Accounting Principles No. 10 – Income Taxes. Any gross deferred tax assets determined to be not realizable are non-admitted for statutory accounting purposes. Additionally, changes in the balances of deferred tax assets and liabilities result in increases or decreases of income under GAAP, whereas under statutory accounting principles, these changes directly impact surplus.

The aggregate effect of the foregoing differences has not been determined separately for the Company.

(8) Reinsurance

In the normal course of business, the Company cedes reinsurance to other insurers. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses; however, such a transfer does not relieve the originating insurance company of contingent liability.

Information with respect to reinsurance ceded and assumed by the Company is set forth below.

	2004	2003	2002
Direct life insurance premiums	$107,503	$111,223	$110,645
Life insurance premiums ceded:
To ALIC	1,533	1,525	1,521
Coinsurance and Modified Coinsurance agreement	49,538	149,051	—
Other	2,751	3,238	2,729

Net life insurance premiums as reported	53,681	(42,591)	106,395
Modified coinsurance reclass*	—	—	(332,372)

	53,681	(42,591)	(225,977)
Reserve adjustment on reinsurance ceded as reported	10,000	118,813	(50,000)
Modified coinsurance reclass*	—	—	332,372

	10,000	118,813	282,372
Life insurance reserves ceded:
To ALIC	11,382	10,198	9,688
To other companies	43,157	53,179	53,448
Accident and health premiums ceded:
To other companies	2,685	2,866	2,779
Amounts recoverable from reinsurers on paid losses	347	1,040	1,250

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

The maximum amount of direct individual ordinary insurance retained on any standard life is $200 and a maximum of $100 or $125 is retained on each group life policy depending on the type of coverage. Amounts in excess of the retained portion are ceded on a yearly renewable term basis of reinsurance. The Company also maintains a life catastrophe reinsurance program. The Company reinsures 100% of the catastrophe risk in excess of $1,000 up to $15,000 per occurrence. This program covers acts of terrorism but excludes nuclear, biological and chemical explosions as well as other acts of war.

During 2001, the Company entered into a quota share reinsurance agreement with Hartford Life and Accident Insurance Company to cede 50% of the Company’s disability income policies.

On December 31, 2003, the Company entered into a reinsurance agreement with the United States branch of Sun Life Assurance Company of Canada (“SLACC”) which replaced the 2002 agreement with Sun Life Reinsurance Company Limited (“SLRCL”), a member of the Sun Life Financial Group. Under the terms of the December 31, 2003 agreement, which is expected to be in place for a five year period, the Company ceded to SLACC, on a combination coinsurance and modified coinsurance basis, a 75% quota share of the Company’s in force interest-sensitive life block of business issued prior to January 1, 2002, representing an increase from the 58% quota share which was in place under the 2002 agreement. SLACC assumes its proportional share of all risks attendant to the business reinsured such as mortality, persistency and investment risk, reducing the Company’s liabilities under statutory accounting principles to the extent of the ceded commission. The initial ceding commission received by the Company was $50.0 million and resulted in a $32.5 million after-tax increase in the Company’s statutory surplus. Subsequent growth in the Company’s statutory surplus was reduced by $6.5 million in 2004 and is anticipated that surplus growth will be reduced by approximately the same amount annually in 2005 through 2008, as the coinsurance reserve declines over the term of the agreement. Fees related to these transactions reduced the Company’s pretax income by $973 in 2004 and are expected to decline over the term of the agreement. These transactions improved the statutory operating leverage and risk-based capital ratio of the Company. The agreement contains a condition whereby the Company must maintain an S&P financial strength rating of BBB- or higher. If this condition is not maintained for a period of more than 60 consecutive days, the Company may recapture the agreement without penalty after giving 30 days written notice.

At December 31, 2004 and 2003 the Company has outstanding surplus relief of $40,000 and $50,000 and modified coinsurance reserves of $437,338 and $405,279, respectively, related to the contract with SLACC.

(9) Pension Plans and Other Postretirement Benefits

The Company is a member of the Horace Mann group of insurance companies. All the Company’s personnel are employees of HMSC. Salaries, pension and related benefits are allocated to the Company for these services.

Pension Plans

HMSC has the following retirement plans: a defined contribution plan; a 401(k) plan; a defined benefit plan for employees hired on or before December 31, 1998; and certain employees participate in a supplemental defined benefit plan or a supplemental defined contribution plan or both.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

After completing the first year of employment, all employees participate in the defined contribution plan. Under this plan, HMSC makes contributions to each participant’s account based on eligible compensation and years of service. Contribution percentages are currently as follows: (1) employees hired on or after April 1, 1997, 5% of eligible compensation; (2) employees hired prior to April 1, 1997 with less than 15 years of service, 6% of eligible compensation; and (3) employees hired prior to April 1, 1997 with 15 or more years of service, 7% of eligible compensation. Participants are 100% vested in this plan after 5 years of service.

All employees participate in a 401(k) plan. Beginning January 1, 2002, HMSC automatically contributes 3% of eligible compensation to each employee’s account, which is 100% vested at the time of the contribution. In addition, employees may voluntarily contribute up to 20% of their eligible compensation into their account.

Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefit plans but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings while under the plan (through March 31, 2002). Participants are 100% vested in these defined benefit plans after 5 years of service.

HMSC’s policy with respect to funding the defined benefit plan is to contribute amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payments consistent with the funding requirements of federal laws and regulations. For the defined contribution, 401(k) and defined benefit plans, investments have been set aside in a trust fund. The supplemental retirement plans are non-qualified, unfunded plans.

Employees whose compensation exceeds the limits covered under the qualified plans participate in an unfunded, non-qualified defined contribution plan. HMSC accrues an amount for each participant based on their compensation, years of service and account balance. Participants are 100% vested in this plan after 5 years of service.

The Company has no obligations to current or former employees for benefits after their employment but before their retirement.

Total allocated pension expense was $5,384, $6,025, and $7,716 for 2004, 2003 and 2002, respectively.

Postemployment Benefits

In addition to providing pension benefits, HMSC also provides certain health care and life insurance benefits to retired employees and eligible dependents. Effective January 1, 2001, the eligibility requirement was age 55 and 20 years of service. Employees hire on or after January 1, 2001 are not eligible for postretirement medical benefits. Effective January 1, 2004, only employees who were at least age 50 with at least 15 years of service by December 31, 2003 are eligible to participate in this program. Postretirement benefits other than pensions of active and retired employees are accrued as expense over the employees’ service years. The allocated cost of these benefits totaled $102, $195, and $912 for the years ended December 31, 2004, 2003 and 2002, respectively.

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(10) Lawsuits and Legal Proceedings

There are various lawsuits and legal proceedings against the Company. Management and legal counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company’s financial position or results of operation.

(11) Risk-Based Capital

The insurance departments of various states, including the Company’s domiciliary state of Illinois impose risk-based capital (RBC) requirements on insurance enterprises. The RBC calculation serves as a benchmark for the regulation of life insurance companies by state insurance regulators. The requirements apply various weighted factors to financial balances or activity levels based on their perceived degree of risk.

The RBC guidelines define specific capital levels where regulatory intervention is required based on the ratio of the Company’s actual total adjusted capital (sum of capital and surplus and AVR) to control levels determined by the RBC formula. At December 31, 2004, the Company’s actual total adjusted capital was $239,699 and the authorized control level risk-based capital was $27,775.

(12) Other Items

The Company had one life claim as a result of the September 11 events which totaled $30.

(13) Reconciliation to the Annual Statement

Subsequent to the filing of the 2004 annual statement, the Company made adjustments to correct differences between the annual statement as filed with the Illinois Department of Financial and Professional Regulation - Division of Insurance and other regulatory authorities and the accompanying 2004 statutory financial statements. These adjustments were to correct errors identified in the 2004 annual statement subsequent to filing the statement with the Illinois Department of Financial and Professional Regulation - Division of Insurance resulting from the resolution of discrepancies related to cash disbursement accounts and federal income tax liabilities.

	Admitted assets	Liabilities	Surplus	Net Income
December 31, 2004:
Balances as filed	$4,162,893	$3,932,821	$230,072	$22,524
Federal income tax on operations	(569)	—	(569)	(569)
Federal income tax on gains	(1,531)	—	(1,531)	(1,531)
Other expense	168	856	(688)	(687)
Deferred income tax	2,824	—	2,824	—
Outstanding checks reclassification	(555)	(555)	—	—

Balances, as reported herein	$4,163,230	$3,933,122	$230,108	$19,737

(Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

	Admitted assets	Liabilities	Surplus	Net Income
December 31, 2003:
Balances as filed	$3,837,891	$3,605,707	$232,184	$31,279
Outstanding checks reclassification	(520)	(520)	—	—

Balances, as reported herein	$3,837,371	$3,605,187	$232,184	$31,279

HORACE MANN LIFE INSURANCE COMPANY

Supplemental Schedule of Assets and Liabilities – Schedule A

Annual Statement for the Year Ended December 31, 2004

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

Investment Income Earned:
U. S. Government Bonds	$9,205,079
Other bonds (unaffiliated)	144,815,601
Bonds of affiliates	5,829
Preferred stocks (unaffiliated)
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	—
Common stocks of affiliates	—
Mortgage loans	1,632,888
Real estate	—
Premium notes, policy loans & liens	4,757,733
Cash on hand and on deposit	—
Short-term investments	686,411
Other invested assets	—
Derivative instruments	—
Aggregate write-ins for investment income	18,651

Gross investment income	161,122,192

Real Estate Owned – Book Value less Encumbrances	—

Mortgage Loans – Book Value:
Farm mortgages	$—
Residential mortgages	312,311
Commercial mortgages	17,882,380
Total mortgage loans	$18,194,691

Mortgage Loans by Standing – Book Value:
Good standing	$18,194,691

Good standing with restructured terms	—

Interest overdue more than 90 days, not in foreclosure	$—

Foreclosure in process	—

See accompanying independent registered public accounting firm report.

HORACE MANN LIFE INSURANCE COMPANY

Supplemental Schedule of Assets and Liabilities – Schedule A (Continued)

Annual Statement for the Year Ended December 31, 2004

Other Long Term Assets – Statement Value	$—

Collateral Loans	—

Bonds and Stocks of Parents, Subsidiaries and Affiliates – Book Value
Bonds	—

Preferred Stocks	—

Common Stocks	—

Bonds and Short-Term Investments by Class and Maturity:
Bonds by Maturity – Statement Value
Due within 1 year or less	$237,635,852
Over 1 year through 5 years	733,420,254
Over 5 years through 10 years	970,171,604
Over 10 years through 20 years	169,055,128
Over 20 years	589,110,492
Total by Maturity	$2,699,393,330

Bonds by Class – Statement Value
Class 1	$1,930,999,953
Class 2	645,945,173
Class 3	30,698,720
Class 4	86,951,689
Class 5	3,580,495
Class 6	1,217,300
Total by Class	$2,699,393,330

Total Bonds Publicly Traded	$2,593,882,550

Total Bonds Privately Placed	$105,510,780

Preferred Stocks – Statement Value	150,075
Common Stocks – Market Value	$—

Short-Term Investments – Book Value	$15,642,760

Options, Caps, Floors Owned – Statement Value	—

Options, Caps, Floors Written and In Force – Statement Value	—

Collar, Swaps and Forward Agreements Open – Statement Value	—

Futures Contracts Open – Current Value	—

Cash on Deposit	$13,069,403

See accompanying independent registered public accounting firm report.

HORACE MANN LIFE INSURANCE COMPANY

Supplemental Schedule of Assets and Liabilities – Schedule A (Continued)

Annual Statement for the Year Ended December 31, 2004

Life Insurance In Force:
Industrial	—

Ordinary	$11,594,387,000

Credit Life	—

Group Life	$1,714,433,000

Amount of Accidental Death Insurance In Force Under Ordinary Policies	$411,144,000

Life Insurance Policies with Disability Provisions In Force:
Industrial	—

Ordinary	$521,954,000

Credit Life	—

Group Life	$1,669,513,000

Supplemental Contracts In Force:
Ordinary – Not Involving Life Contingencies
Amount on Deposit	$135,678,632

Income Payable	$24,832,849

Ordinary – Involving Life Contingencies
Income Payable	$12,579,247

Group – Not Involving Life Contingencies
Amount on Deposit	—

Income Payable	—

Group – Involving Life Contingencies
Income Payable	—

Annuities:
Ordinary:
Immediate – Amount of Income Payable	—

Deferred – Fully Paid Account Balance	$217,381

Deferred – Not Fully Paid Account Balance	$1,508,629,282

Group:
Amount of Income Payable	—

Fully Paid Account Balance	—

Not Fully Paid Account Balance	$42,256,207

See accompanying independent registered public accounting firm report.

HORACE MANN LIFE INSURANCE COMPANY

Supplemental Schedule of Assets and Liabilities – Schedule A (Continued)

Annual Statement for the Year Ended December 31, 2004

Accident and Health Insurance Premiums in Force:
Ordinary	$3,215,011

Group	3,709,114

Credit	—

Deposit Funds and Dividend Accumulations:
Deposit Funds – Account Balance	3,875

Dividend Accumulations – Account Balance	$3,061,649

Claim Payments Calendar Year 2004
Group Accident and Health Year
Year Incurred
2004	$219,389

2003	$405,325

2002	$141,366

2001	$137,984

2000	$75,784

Prior	$1,040,307

Other Accident & Health
Year Incurred
2004	$454,688

2003	$546,392

2002	$28,247

2001	$27,024

2000	$24,377

Prior	$69,842

Other Coverages that Use Developmental Methods to Calculate Claims Reserves
Year Incurred
2004	—

2003	—

2002	—

2001	—

2000	—

Prior	—

See accompanying independent registered public accounting firm report.

Horace Mann Life Insurance Company

Summary Investment Schedule – Schedule B

December 31, 2004

(In thousands)

Investment Categories	Gross Investment Holdings		Admitted Assets as Reported in the Annual Statement
Bonds:
US Treasury securities	$44,278	1.576%	$44,278	1.576%
US government agency and corporate obligations:
Issued by US government agencies	60,569	2.156	60,569	2.156
Issued by US government sponsored agencies	60,333	2.147	60,333	2.147
Foreign government	30,660	1.091	30,660	1.091
Securities issued by states, territories and possessions and political subdivisions in the US:
States, territories and possessions general obligations	8,000	0.285	8,000	0.285
Political subdivisions of states, territories and possessions and political subdivisions general obligations
Revenue and assessment obligations	44,479	1.583	44,479	1.583
Industrial development and similar obligations
Mortgage-backed securities:
Pass-through securities:
Issued or guaranteed by GNMA	19,636	0.699	19,636	0.699
Issued or guaranteed by FNMA and FHLMC	617,387	21.971	617,387	21.971
All other	120	0.004	120	0.004
CMOs and REMICs:
Issued or guaranteed by GNMA, FNMA, FHLMC or VA	10,773	0.383	10,773	0.383
Issued by non-US government issuers and collateralized by MBS issued or guaranteed by GNMA, FNMA, FHLMC or VA	—	0.000	—	0.000
All other	19,976	0.711	19,976	0.711
Other debt and other fixed income securities (excluding short-term):
Unaffiliated domestic securities	1,587,114	56.483	1,587,114	56.483
Unaffiliated foreign securities	180,425	6.421	180,425	6.421
Affiliated securities
Equity interests:
Investments in mutual funds
Preferred stocks:
Affiliated
Unaffiliated	150	0.005	150	0.005
Publicly traded equity securities:
Affiliated
Unaffiliated

See accompanying independent registered public accounting firm report.	(Continued)

Horace Mann Life Insurance Company

Summary Investment Schedule – Schedule B (Continued)

December 31, 2004

(In thousands)

Investment Categories	Gross Investment Holdings		Admitted Assets as Reported in the Annual Statement
Equity interests (continued)
Other equity securities:
Affiliated	$—	0.000%	$—	0.000%
Unaffiliated	—	0.000	—	0.000
Other equity interests including tangible personal property under leases:
Affiliated	—	0.000	—	0.000
Unaffiliated	—	0.000	—	0.000
Mortgage loans:
Construction and land development	—	0.000	—	0.000
Agricultural	—	0.000	—	0.000
Single family residential properties	312	0.011	312	0.011
Multifamily residential properties	—	0.000	—	0.000
Commercial loans	17,883	0.636	17,883	0.636
Mezzanine real estate loans	—	0.000	—	0.000
Real estate investments:
Property occupied by company	—	0.000	—	0.000
Property held for the production of income	—	0.000	—	0.000
Property held for sale	—	0.000	—	0.000
Policy loans	79,141	2.816	79,141	2.816
Receivable for securities	—	0.000	—	0.000
Cash, cash equivalents and short-term investments	28,712	1.022	28,712	1.022
Other invested assets	—	0.000	—	0.000

Total invested assets	$2,809,948	100%	$2,809,948	100%

See accompanying independent registered public accounting firm report.	(Continued)

Horace Mann Life Insurance Company

Schedule of Supplemental Investment Risks Interrogatories – Schedule C

December 31, 2004

(In thousands)

1.)	Total admitted assets excluding separate account: $2,908,467

2.)	10 Largest exposures to a single issuer/borrower/investment:

Issuer	Investment Category	Amount	Percentage
HSBC	Indust., Misc.-Issuer Oblig.	$22,873	0.8%
J P Morgan	Indust., Misc.-Issuer Oblig.	21,993	0.8
General Electric	Indust., Misc.-Issuer Oblig.	18,901	0.6
SLM Corp	Indust., Misc.-Issuer Oblig.	17,545	0.6
Bank of America Corp	Indust., Misc.-Issuer Oblig.	17,185	0.6
Citigroup	Indust., Misc.-Issuer Oblig.	17,163	0.6
Verizon	Indust., Misc.-Issuer Oblig.	15,857	0.5
Bellsouth	Indust., Misc.-Issuer Oblig.	14,959	0.5
Mellon Financial	Indust., Misc.-Issuer Oblig.	14,861	0.5
Alcoa	Indust., Misc.-Issuer Oblig.	14,668	0.5

3.)	Total admitted assets held in bonds and preferred stocks by NAIC rating:

Bonds	Amount	Percentage	Stocks	Amount	Percentage
NAIC-1	$1,931,000	66.4%	P/RP-1	$—	0.0%
NAIC-2	645,945	22.2	P/RP-2	—	0.0
NAIC-3	30,699	1.1	P/RP-3	—	0.0
NAIC-4	86,952	3.0	P/RP-4	150	0.0
NAIC-5	3,580	0.1	P/RP-5	—	0.0
NAIC-6	1,217	0.0	P/RP-6	—	0.0

4.)	Assets held in foreign investments:

Total admitted assets held in foreign investments (excluding Canadian):	$148,382	5.1%
Foreign-currency denominated investments:	$0	0.0
Insurance liabilities denominated in that same foreign currency:	$0	0.0

5.)	Aggregate foreign investment exposure categorized by NAIC sovereign rating:

	Amount	Percentage
Countries rated by NAIC-1	$84,890	2.9%
Countries rated by NAIC-2	60,334	2.1
Countries rated by NAIC-3 or below	3,158	0.1

See accompanying independent registered public accounting firm report.	(Continued	)

Horace Mann Life Insurance Company

Schedule of Supplemental Investment Risks Interrogatories – Schedule C (Continued)

December 31, 2004

(In thousands)

6.)	Two largest foreign investment exposures to a single country, categorized by the country’s NAIC sovereign rating:

	Amount	Percentage
Countries rated by NAIC-1
Country: United Kingdom	$31,857	1.1%
Country: Netherlands	16,830	0.6
Countries rated by NAIC-2
Country: Luxembourg	15,939	0.5
Country: Netherlands	10,764	0.4
Countries rated by NAIC-3 or below
Country: Bahamas	2,658	0.1
Country: South Korea	500	0.0

7.)	There was no aggregate unhedged foreign currency exposure.

8.)	There was no aggregate unhedged foreign currency exposure.

9.)	There was no aggregate unhedged foreign currency exposure.

10.)	10 largest non-sovereign foreign issues:

Issuer	NAIC Rating	Amount	Percentage
National Australia Bank	1	$14,502	0.5%
Nationwide Building Society	1	11,982	0.4
Deutsche Telecom	2	10,764	0.4
British Telecom PLC	1	10,429	0.4
Telecom Italia Capital	2	9,971	0.3
Astrazeneca	1	9,095	0.3
Pearson Dollar Fin PLC	2	7,984	0.3
International Nederland Bank	1	7,675	0.3
Norsk Hydro	1	6,339	0.2
Tyco Intl Group	2	5,968	0.2

11.)	There were no admitted assets held in Canadian investments and unhedged Canadian currency exposure that exceeded 2.5% of the reporting entity’s total admitted assets.

12.)	There were no admitted assets held in investments with contractual sales restrictions.

13.)	There were no admitted assets held in equity interests that exceeded 2.5% of the reporting entity’s total admitted assets.

14.)	There were no admitted assets held in nonaffiliated, privately placed equities that exceeded 2.5% of the reporting entity’s total admitted assets.

See accompanying independent registered public accounting firm report.	(Continued	)

Horace Mann Life Insurance Company

Schedule of Supplemental Investment Risks Interrogatories – Schedule C (Continued)

December 31, 2004

(In thousands)

15.)	There were no admitted assets held in general partnership interests.

16.)	There were no admitted assets held in mortgage loans reported in the Annual Statement in Schedule B that exceeded 2.5% of the Company’s total admitted assets.

18.)	There were no admitted assets held in real estate.

19.)	Total admitted assets subject to the following types of agreements:

	At Year End		At End of Each Quarter
Admitted Type	Amount	Percentage	1st Qtr	2nd Qtr	3rd Qtr
Securities lending	$—	0.0%	$385,802	$343,866	$444,736
Repurchase	—	0.0	—	—	—
Reverse repurchase	—	0.0	—	—	—
Dollar repurchase	—	0.0	—	—	—
Dollar reverse repurchase	—	0.0	—	—	—

20.)	There were no admitted assets for warrants not attached to other financial instruments, options, caps, and floors.

21.)	There were no admitted assets of potential exposure for collars, swaps and forwards.

22.)	There were no admitted assets of potential exposure for future contracts.

See accompanying independent registered public accounting firm report.

HORACE MANN LIFE INSURANCE COMPANY

SUMMARY OF INVESTMENTS – OTHER THAN INVESTMENTS IN RELATED PARTIES – SCHEDULE I

DECEMBER 31, 2004

(AMOUNTS IN THOUSANDS)

Type of investments	Cost(1)	Fair Value	Amount shown in Balance Sheet
Debt securities:
Bonds:
U.S. Government and government agencies and authorities	$812,976	$822,428	$812,976
State, municipalities and political subdivisions	52,479	53,965	52,479
Foreign government bonds	30,660	34,354	30,660
Public utilities	171,550	180,929	171,550
Other corporate bonds	1,616,085	1,717,548	1,616,085

Total debt securities	$2,683,750	$2,809,224	$2,683,750

Equity securities:
Preferred stocks:
Industrial and miscellaneous	150	170	150

Total equity securities	$150	$170	$150

Mortgage loans on real estate	18,195	XXX	18,195
Real estate	—	XXX	—
Policy loans	79,141	XXX	79,141
Short-term investments	15,643	XXX	15,643
Other investments	—	XXX	—

Total investments	$2,796,879	XXX	$2,796,879

(1)	Debt securities are carried at amortized cost or investment values prescribed by the National Association of Insurance Commissioners.

(2)	Real estate acquired in satisfaction of indebtedness is $0.

(3)	Differences between cost and amounts shown in the balance sheet for investments, other than equity securities, represent non-admitted investments.

See accompanying independent registered public accounting firm report.

HORACE MANN LIFE INSURANCE COMPANY

SUPPLEMENTARY INSURANCE INFORMATION – SCHEDULE III & VI

For the years ended December 31, 2004, 2003 and 2002

(Amounts in thousands)

		As of December 31,				For the years ended December 31,
Segment	Deferred policy acquisition cost(1)	Future policy benefits losses, claims and loss expenses(3)	Unearned premiums(3)	Other policy claims and benefits payable	Premium revenue and annuity, pension and other contract considerations	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs(1)	Other operating expenses	Premiums written(2)
2004:
Life		$821,217		$3,605	$53,681	$47,612	$73,763		$44,523
Annuity		1,553,591		—	326,976	93,883	384,194		46,035
Supplementary Contracts		105,908		135,678	9,854	15,501	22,562		2,022
Accident and Health		10,520		15	4,301	1,179	2,134		3,096

Total		$2,491,236		$139,298	$394,812	$158,175	$482,653		$95,676

2003:
Life		$779,616		$3,703	$(42,591)	$47,655	$80,417		$46,169
Annuity		1,400,911		—	296,615	88,735	342,380		42,106
Supplementary Contracts		100,614		122,222	6,509	15,640	18,646		1,640
Accident and Health		11,557		18	5,164	1,361	1,953		3,413

Total		$2,292,698		$125,943	$265,697	$153,391	$443,396		$93,328

2002:
Life		$741,058		$3,657	$106,395	$51,556	$43,673		$49,419
Annuity		1,269,360		37	261,509	91,930	316,127		39,852
Supplementary Contracts		99,499		117,246	4,778	16,228	17,160		1,718
Accident and Health		12,742		31	6,280	1,696	2,463		3,647

Total		$2,122,659		$120,971	$378,962	$161,410	$379,423		$94,636

(1)	Does not apply to financial statements of life insurance companies which are prepared on a statutory basis.

(2)	Does not apply to life insurance.

(3)	Unearned premiums and other deposit funds are included in future policy benefits, losses, claims and loss expenses.

See accompanying independent registered public accounting firm report.

HORACE MANN LIFE INSURANCE COMPANY

REINSURANCE – SCHEDULE IV

For the years ended December 31, 2004, 2003 and 2002

(Amounts in thousands)

	Gross amount	Ceded to other companies	Assumed from other assumed	Net amount	Percentage of amount assumed To net
2004: Life insurance in force	$13,308,820	$5,441,086	$—	$7,867,734	0.0%

Premiums and annuity, pension and other contract considerations:
Life insurance	$107,503	$53,822	$—	$53,681	0.0%
Annuity	326,976	—	—	326,976	0.0%
Supplementary contracts	9,854	—	—	9,854
Accident and health	6,986	2,685	—	4,301	0.0%

Total premiums	$451,319	$56,507	$—	$394,812	0.0%

2003: Life insurance in force	$13,263,273	$5,592,969	$—	$7,670,304	0.0%

Premiums and annuity, pension and other contract considerations:
Life insurance	$111,223	$153,814	$—	$(42,591)	0.0%
Annuity	296,615	—	—	296,615	0.0%
Supplementary contracts	6,509	—	—	6,509
Accident and health	8,030	2,866	—	5,164	0.0%

Total premiums	$422,377	$156,680	$—	$265,697	0.0%

2002: Life insurance in force	$13,196,369	$4,789,686	$—	$8,406,683	0.0%

Premiums and annuity, pension and other contract considerations:
Life insurance	$110,645	$4,250	$—	$106,395	0.0%
Annuity	261,509	—	—	261,509	0.0%
Supplementary contracts	4,778	—	—	4,778
Accident and health	9,059	2,779	—	6,280	0.0%

Total premiums	$385,991	$7,029	$—	$378,962	0.0%

See accompanying independent registered public accounting firm report.

HORACE MANN LIFE INSURANCE COMPANY

Unaudited Statutory Financial Statements

September 30, 2005 and December 31, 2004

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,

Liabilities and Capital and Surplus

September 30, 2005 and December 31, 2004

(In thousands)

	9/30/05	12/31/04
	(Unaudited)
Admitted Assets
Cash and investments:
Bonds	$2,865,333	$2,683,750
Preferred stock	—	150
Mortgage loans on real estate	17,791	18,195
Contract loans	83,263	79,141
Cash	9,325	13,069
Short-term investments, loaned securities collateral	350,471	—
Short-term investments	29,329	15,643

Total cash and investments	3,355,512	2,809,948
Uncollected premiums and agents’ balances in course of collection	1,892	1,658
Deferred premiums and agents’ balances booked but deferred and not yet due	41,181	44,045
Investment income due and accrued	37,987	36,133
Deferred tax assets	6,274	8,753
Current federal income tax recoverable	11,688	5,810
Guaranty funds receivable or on deposit	320	306
Other assets	1,717	1,814
Variable annuity assets held in separate accounts	1,292,354	1,254,763

Total admitted assets	$4,748,925	$4,163,230

See accompanying notes to statutory financial statements.	(Continued)

3

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,

Liabilities and Capital and Surplus

September 30, 2005 and December 31, 2004

(In thousands, except share data)

	9/30/05	12/31/04
	(Unaudited)
Liabilities and Capital and Surplus
Policy liabilities:
Aggregate reserves:
Life and annuity	$2,644,706	$2,473,280
Accident and health	8,634	10,073
Unpaid benefits:
Life	9,106	7,436
Accident and health	286	447
Policyholder funds on deposit	144,824	139,298
Remittances not allocated	1,141	403

Total policy liabilities	2,808,697	2,630,937
Accrued expenses	2,639	3,046
Asset valuation reserve	13,265	9,591
Interest maintenance reserve	28,494	26,314
Funds held for loaned securities	350,471	—
Transfer from separate accounts	(10,673)	(10,530)
Amounts retained by Company as trustee	14,189	16,259
Payable to parent, subsidiaries and affiliates	50	1,097
Payable for securities	19,718	—
Other liabilities	2,226	1,645
Variable annuity liabilities held in separate accounts	1,292,354	1,254,763

Total liabilities	4,521,430	3,933,122

Capital and surplus:
Capital stock, $1 par value. Authorized 5,000,000 shares, 2,500,000 shares outstanding	2,500	2,500
Additional paid-in capital and contributed surplus	43,704	22,704
Unassigned surplus	181,291	204,904

Total capital and surplus	227,495	230,108

Total liabilities and capital and surplus	$4,748,925	$4,163,230

See accompanying notes to statutory financial statements.

4

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Nine months ended September 30, 2005 and twelve months ended December 31, 2004 and 2003

(In thousands)

	9 Months 2005	12 Months 2004	12 Months 2003
	(Unaudited)
Revenue:
Premiums, annuity and supplementary contract considerations:
Life	$535,708	$53,681	$(42,591)
Annuity	240,170	326,976	296,615
Accident and health	3,071	4,301	5,164
Supplementary contracts	6,206	9,854	6,509

Total premiums, annuity and supplementary contract considerations	785,155	394,812	265,697
Net investment income	120,234	158,175	153,391
Amortization of interest maintenance reserve	2,250	3,525	2,961
Commissions and expense allowances on reinsurance ceded	(5,117)	16,448	13,122
Reserve adjustments on reinsurance ceded	(447,384)	10,000	118,813
Management fee income from separate accounts	12,799	15,820	13,324
Mutual fund service fee income	917	1,225	1,099
Fees from sales of partner products	2,835	3,271	1,769
Other	1,297	(765)	392

Total revenue	472,986	602,511	570,568

Benefits and expenses:
Provisions for claims and benefits:
Life	93,264	73,763	80,417
Annuity	293,844	384,194	342,380
Accident and health	823	2,134	1,953
Supplementary contracts	15,126	22,562	18,646

Total claims and benefits	403,057	482,653	443,396
Commissions	23,807	30,598	28,166
General and other expenses	48,188	65,078	66,931

Total benefits and expenses	475,052	578,329	538,493

Net gain (loss) before dividends to policyholders and federal income tax	(2,066)	24,182	32,075
Dividends to policyholders	—	—	37

See accompanying notes to statutory financial statements.	(Continued	)

5

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Nine months ended September 30, 2005 and twelve months ended December 31, 2004 and 2003

(In thousands)

	9 Months 2005	12 Months 2004	12 Months 2003
	(Unaudited)
Net gain (loss) before federal income tax expense	(2,066)	24,182	32,038
Federal income tax expense (benefit)	(8,296)	6,079	5,814

Net gain from operations	6,230	18,103	26,224
Realized investment gains net of tax and transfers to IMR	2,366	1,634	5,055

Net income	$8,596	$19,737	$31,279

See accompanying notes to statutory financial statements.

6

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Capital and Surplus

Nine months ended September 30, 2005 and twelve months ended December 31, 2004 and 2003

(In thousands)

	9 Months 2005	12 Months 2004	12 Months 2003
	(Unaudited)
Capital stock	$2,500	$2,500	$2,500

Additional paid-in capital and contributed surplus
Balance at beginning of year	22,704	22,704	22,704
Capital contribution	21,000	—	—

Balance at end of period	43,704	22,704	22,704

Unassigned surplus:
Balance at beginning of year	204,904	206,980	195,808
Net income	8,596	19,737	31,279
Change in net unrealized capital gains	—	—	135
Change in net deferred income tax	2,143	5,161	(9,142)
Change in non-admitted assets	(4,678)	(6,504)	12,143
Change in asset valuation reserve	(3,674)	(4,970)	(4,569)
Cumulative effect of changes in accounting principle	—	—	3,833
Dividends to parent	—	(9,000)	(14,500)
Change in surplus as a result of reinsurance	(26,000)	(6,500)	—
Correction of prior year exhibit 5 reserve error	—	—	(8,007)

Balance at end of period	181,291	204,904	206,980

Total capital and surplus	$227,495	$230,108	$232,184

See accompanying notes to statutory financial statements.

7

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Nine months ended September 30, 2005 and twelve months ended December 31, 2004 and 2003

(In thousands)

	9 Months 2005	12 Months 2004	12 Months 2003
	(Unaudited)
Cash from operations:
Revenue received:
Premiums, considerations and deposits	$788,147	$395,848	$268,443
Investment income	120,452	159,092	154,892
Commissions and expense allowances on reinsurance ceded	(5,117)	16,448	13,122
Management fee income from Separate Accounts	12,799	15,820	13,324
Mutual fund service fee income	917	1,225	1,099
Fees from sales of partner products	2,835	3,271	1,769
Other income (loss)	1,297	(765)	392

Total revenue received	921,330	590,939	453,041

Benefits and expenses paid:
Claims, benefits and net transfers	679,204	274,430	171,457
Expenses	70,087	94,427	93,305
Dividends to policyholders	—	—	74
Federal income taxes	(2,398)	9,188	23,592

Total benefits and expenses paid	746,893	378,045	288,428

Net cash from operations	174,437	212,894	164,613

Cash from investments:
From investments sold or matured:
Bonds	449,060	771,424	1,250,700
Stocks	192	150	3,020
Mortgage loans	452	875	600
Real estate and other	—	—	3
Miscellaneous proceeds	19,718	699	7,201

Total investment proceeds	469,422	773,148	1,261,524

Cost of investments acquired:
Bonds	(628,608)	(963,352)	(1,450,121)
Stocks	—	(150)	(930)
Miscellaneous applications	—	—	(27,491)

Total investments acquired	(628,608)	(963,502)	(1,478,542)
Net increase in policy loans	(4,123)	(5,185)	(5,027)

Total for investments acquired	(632,731)	(968,687)	(1,483,569)

See accompanying notes to statutory financial statements.	(Continued	)

8

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Nine months ended September 30, 2005 and twelve months ended December 31, 2004 and 2003

(In thousands)

	9 Months 2005	12 Months 2004	12 Months 2003
	(Unaudited)
Net cash used for investments	(163,309)	(195,539)	(222,045)

Cash from financing and miscellaneous:
Cash provided (applied):
Securities lending	350,471	(22,021)	20,779
Net deposits on deposit-type contract funds and other liabilities without life or disability contingencies	5,440	13,359	4,870
Change in surplus as a result of reinsurance	(26,000)	(6,500)	—
Dividends to parent	—	(9,000)	(15,000)
Capital and surplus paid in	21,000	—	—
Other cash provided (applied)	(1,626)	1,936	(4,307)

Net cash (used for) from financing and miscellaneous	349,285	(22,226)	6,342

Net change in cash and short-term investments	360,413	(4,871)	(51,090)
Cash and short-term investments at beginning of year	28,712	33,583	84,673

Cash and short-term investments at end of year	$389,125	$28,712	$33,583

See accompanying notes to statutory financial statements.

9

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

September 30, 2005 and December 31, 2004 and 2003

(In thousands)

(Unaudited)

(1) Significant Accounting Policies

Organization

Horace Mann Life Insurance Company (the Company) is a wholly owned subsidiary of Allegiance Life Insurance Company (ALIC). The Company’s ultimate parent is Horace Mann Educators Corporation (HMEC).

The Company markets and underwrites tax-qualified retirement annuities, individual life, group disability income, and group life insurance products primarily to educators and other employees of public schools and their families.

Basis of Presentation

The accompanying statutory financial statements have been prepared in conformity with the accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation - Division of Insurance and the National Association of Insurance Commissioners (NAIC), which differ materially in some respects from accounting principles generally accepted in the United States of America.

(2) Related Party Transactions

On September 30, 2005, the Company received a capital contribution of $21,000.

(3) Reinsurance

Effective July 1, 2005 the Company terminated its reinsurance agreement with the United States branch of Sun Life Assurance Company of Canada (SLACC). Under the terms of the December 31, 2003 agreement, the Company ceded to SLACC, on a combination coinsurance and modified coinsurance basis, a 75% quota share of the Company’s in force interest-sensitive life block of business. The early recapture of the reinsurance agreement had the following impact on the financial statements:

Premiums earned	$487,384
Commissions and expense allowances on reinsurance ceded	(11,583)
Reserve adjustment on reinsurance ceded	(454,291)
Increase in aggregate reserves for life and accident and health contracts	33,093
Federal and foreign income taxes	(11,583)
Net income	—
Change in surplus as a result of reinsurance	$(21,511)

10

PART C

OTHER INFORMATION

HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

Item 24. Financial Statements and Exhibits

(a) Financial Statements

The following financial statements are included in Part B hereof:(1)

Horace Mann Life Insurance Company Separate Account

•	Report of Independent Registered Public Accounting Firm, dated April 28, 2005

•	Statements of Net Assets - December 31, 2004

•	Statements of Operations - For the Year Ended December 31, 2004

•	Statements of Changes in Net Assets For the Year Ended December 31, 2004

•	Statements of Changes in Net Assets For the Year Ended December 31, 2003

•	Notes to Financial Statements - December 31, 2004

•	Unaudited Statement of Net Assets - December 31, 2005

•	Unaudited Statement of Operations - For the Year Ended December 31, 2005

•	Unaudited Statement of Changes in Net Assets for the Year Ended December 31, 2005

•	Unaudited Notes to Financial Statements - December 31, 2005

Horace Mann Life Insurance Company

•	Report of Independent Registered Public Accounting Firm, dated April 28, 2005

•	Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus - As of December 31, 2004 and 2003

•	Statutory Statements of Operations - For the Years Ended December 31, 2004, 2003 and 2002

•	Statutory Statements of Capital and Surplus - For the Years Ended December 31, 2004, 2003 and 2002

•	Statutory Statements of Cash Flow - For the Years Ended December 31, 2004, 2003 and 2002

•	Notes to Statutory Financial Statements - December 31, 2004, 2003 and 2002

•	Unaudited Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus - As of September 30, 2005

•	Unaudited Statutory Statement of Operations - For the Period Ended September 30, 2005

•	Unaudited Statutory Statements of Capital and Surplus - For the Period Ended September 30, 2005

•	Unaudited Statutory Statements of Cash Flow - For the Period Ended September 30, 2005

•	Unaudited Notes to Financial Statements - September 30, 2005

(b) Exhibits

(1) Resolution of Board of Directors(1)

(2). Not Applicable

(3) Underwriting Agreement(1)

(4) Form of Variable Annuity Contract

(a) - Filed Herewith

(5) Form of application - Filed Herewith

(6) Certificate of incorporation and bylaws - Filed Herewith

(7) Not Applicable

(8) Not Applicable

(9) Opinion and Consent of Counsel - Filed Herewith

(10) Consent of Independent Registered Public Accounting Firm - Filed Herewith

(11) Financial Statement Schedules for Horace Mann Life Insurance Company and the Report of Independent Registered Public Accounting Firm thereon - Filed Herewith.

(12) Not Applicable

(1)	Incorporated by reference to Horace Mann Life Insurance Separate Account Post-Effective Amendment No. 63 to Form N-4 Registration Statement, dated April 30, 1998 (File No. 811-1343).
(2)	Incorporated by reference to Horace Mann Life Insurance Separate Account Post-Effective Amendment No. 76 to Form N-4 Registration Statement, dated October 1, 2003 (File No. 811-1343).

Item 25. Directors and Officers of the Depositor

The directors and officers of Horace Mann Life Insurance Company, who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, are listed below. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.

Name	Position & Office with Depositor
Peter H. Heckman	Director and Executive Vice President, Chief Financial Officer

Ann M. Caparros	Director, Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer

Louis G. Lower II	Director, Chairman, President & Chief Executive Officer

Paul D. Andrews	Director and Senior Vice President

Angela S. Christian	Vice President & Treasurer

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of Horace Mann Life Insurance Company. Horace Mann Life Insurance Company (an Illinois Corporation) is a wholly owned subsidiary of Allegiance Life Insurance Company (an Illinois Corporation). Allegiance Life Insurance Company and Horace Mann Investors, Inc. (a Maryland Corporation), principal underwriter of the Registrant, are wholly-owned subsidiaries of Horace Mann Educators Corporation (a Delaware Corporation), a publicly held corporation.

Item 27. Number of Contract Owners

As of December 30, 2005, the number of Contract Owners of Horace Mann Life Insurance Company Separate Account was 133,604, of which 127,710 were qualified contract owners and 5,894 were non-qualified Contract Owners.

Item 28. Indemnification

According to Section 21 of the Distribution Agreement, Horace Mann Life Insurance Company agrees to indemnify Horace Mann Investors, Inc. for any liability Horace Mann Investors, Inc. may incur to a Contract Owner or party-in-interest under a Contract (i) arising out of any act or omission in the course of, or in the connection with, rendering services under this Agreement, or (ii) arising out of the purchase, retention or surrender of a Contract; provided however the Horace Mann Life Insurance Company will not indemnify Horace Mann Investors, Inc. for any such liability that results from the willful misfeasance, bad faith or gross negligence of Horace Mann Investors, Inc., or from the reckless disregard, by Horace Mann Investors, Inc., of its duties and obligations arising under the Distribution Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Act, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) Horace Mann Investors, Inc., the underwriter of Horace Mann Life Insurance Company Separate Account, acts as principal underwriter for Horace Mann Life Insurance Company Separate Account B and Horace Mann Life Insurance Company Allegiance Separate Account A.

(b) The following are the directors and officers of Horace Mann Investors, Inc. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.

Name	Position with Underwriter
Christopher M. Fehr	President

Peter H. Heckman	Director

Ann M. Caparros	Secretary

Ryan O. Hill	Broker/Dealer Compliance Officer & Anti-Money Laundering Officer

Diane M. Barnett	Tax Compliance Officer

Angela S. Christian	Treasurer

(c) The following is a listing of the commissions and other compensation received by the principal underwriter from the Registrant during the fiscal year ended December 31, 2004:

Name of Principal Underwriter	Net Underwriting Discounts and Commission	Compensation on Redemption	Brokerage Commission	Compensation
Horace Mann Investors, Inc.	$5,738,930	N/A	N/A	N/A

Item 30. Location of Accounts and Records

Horace Mann Investors, Inc., underwriter of the Registrant, is located at One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann Investors, Inc. maintains those accounts and records associated with its duties as underwriter required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Horace Mann Life Insurance Company, the depositor, is located at One Horace Mann Plaza, Springfield, Illinois 62715. Horace Mann Life Insurance Company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder that are not maintained by Horace Mann Investors, Inc.

Item 31. Management Services

Not applicable.

Item 32. Undertakings

(a) Horace Mann Life Insurance Company and the Registrant are relying on a no-action letter from the Securities and Exchange Commission that was issued to the American Council of Life Insurance and made publicly available on November 28, 1988. That letter outlines conditions that must be met if a company offering registered annuity contracts imposes the limitations on surrenders and withdrawals on section 403(b) contracts as required by the Internal Revenue Code. Horace Mann Life Insurance Company and the Registrant are in compliance with the conditions of that no-action letter.

(b) Horace Mann Life Insurance Company represents that the fees and charges deducted under the variable annuity contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

(c) The Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments may be accepted under the variable annuity contracts described in the prospectus.

(d) The Registrant undertakes to include either: (i) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information; or (ii) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(e) The Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written request.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Springfield and State of Illinois, on this 27th day of January, 2006.

BY: HORACE MANN LIFE INSURANCE COMPANY SEPARATE ACCOUNT

(Registrant)

By: Horace Mann Life Insurance Company

(Depositor)

Attest:	/s/ ANN M. CAPARROS	By:	/s/ LOUIS G. LOWER II
	Ann M. Caparros		Louis G. Lower II, President and
	Corporate Secretary		Chief Executive Officer
	of the Depositor		of the Depositor

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ LOUIS G. LOWER II Louis G. Lower II	Director, Chairman, President and Chief Executive Officer	January 27, 2006

/s/ PETER H. HECKMAN Peter H. Heckman	Director, Executive Vice President and Chief Financial Officer	January 27, 2006

/s/ ANN M. CAPARROS Ann M. Caparros	Director, Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	January 27, 2006

/s/ PAUL D. ANDREWS Paul D. Andrews	Director and Senior Vice President	January 27, 2006

(b) Exhibits

(4) Form of Variable Annuity Contract (a)

(5) Form of application

(6) Certificate of incorporation and bylaws

(9) Opinion and Consent of Counsel

(10) Consent of Independent Registered Public Accounting Firm

(11) Financial Statement Schedules for Horace Mann Life Insurance Company and the Report of Independent Registered Public Accounting Firm thereon